The registrant is submitting this draft Registration Statement confidentially as an “emerging growth company” pursuant to Section 6(a) of the Securities Act of 1933, as amended.

Confidentially submitted to the Securities and Exchange Commission on December 13, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ZOMEDICA PHARMACEUTICALS CORP.

(Exact name of registrant as specified in its charter)

Alberta, Canada	2834	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3928 Varsity Drive

Ann Arbor, Michigan 48108

(734) 369-2555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gerald Solensky, Jr.

President and Chief Executive Officer

3928 Varsity Drive

Ann Arbor, Michigan 48018

(734) 369-2555

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John D. Hogoboom	Paul Bolger
Lowenstein Sandler LLP	Tingle Merrett LLP
1251 Ave of the Americas	1250, 639 – 5th Avenue S.W.
New York, New York 10020	Calgary, Alberta T2P 0M9
Tel: (212) 262-6700	Tel: (403) 571-8006
Fax: (212) 262-7402	Fax: (403) 571-8008

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)		Proposed Maximum Offering Price per Share(2)		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Shares, without par value	68,252,773	$		$		$

(1)	The common shares will be offered for resale by selling shareholders pursuant to the prospectus contained herein. Pursuant to Rule 416 under the United States Securities Act of 1933, as amended, or the Securities Act, this Registration Statement also covers any additional common shares that may be offered or issued in connection with any stock split, stock dividend or similar transaction.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low sale prices of the Registrant’s common shares on , 20 , as reported on the TSX Venture Exchange.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

Subject to completion, dated           , 20

68,252,773 Common Shares

Zomedica Pharmaceuticals Corp.

This prospectus relates to the resale or other disposition of up to 68,252,773 of our common shares by the selling shareholders named in this prospectus. Our common shares are listed on the TSX Venture Exchange under the symbol “ZOM.” On November 30, 2016, the last reported sale price of our common shares was CND$1.37 per share. We intend to apply to have our common shares listed on the NYSE MKT. Prior to this offering, there has been no public market for our common shares in the United States.

The selling shareholders may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares or interests in their common shares on any stock exchange, market or trading facility on which the common shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” beginning on page 76 of this prospectus for more information.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act, and, as such, we have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary – Implications of Being an Emerging Growth Company.”

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 6 of this prospectus for a discussion of the risks that you should consider in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated ,               20 .

TABLE OF CONTENTS

SUMMARY	1
The Offering	5
RISK FACTORS	6
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	23
USE OF PROCEEDS	24
PRICE RANGE OF COMMON SHARES	25
DIVIDEND POLICY	26
CAPITALIZATION	27
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	28
BUSINESS	40
MANAGEMENT	48
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	56
SELLING SHAREHOLDERS	57
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	60
DESCRIPTION OF SHARE CAPITAL	61
SHARES ELIGIBLE FOR FUTURE SALE	64
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	66
CERTAIN CANADIAN INCOME TAX CONSIDERATIONS	74
PLAN OF DISTRIBUTION	76
LEGAL MATTERS	78
EXPERTS	78
WHERE YOU CAN FIND MORE INFORMATION	78

Neither we nor the selling shareholders have authorized any other person to provide you with different or additional information other than that contained in this prospectus. We and the selling shareholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. We and the selling shareholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or such other date stated in this prospectus, and our business, financial condition, results of operations and/or prospects may have changed since those dates.

For investors outside the United States: We have not, and the selling shareholders have not, taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby and the distribution of this prospectus outside the United States.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements”

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

(i)

Unless the context provides otherwise, references herein to “we,” “our,” “us,” “our company” and “Zomedica” refer to Zomedica Pharmaceuticals Corp. together with, where applicable, our consolidated subsidiary, ZoMedica Pharmaceuticals Inc., a Delaware corporation.

Unless otherwise noted herein, all references to “CDN$,” “CAD$,” or “Canadian dollars” are to the currency of Canada and “$,” “dollars,” “US$,” “United States dollars,” or “U.S. dollars” are to the currency of the United States.

(ii)

SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our Company

We are a development stage veterinary pharmaceuticals and healthcare solutions company focused on developing safe and effective treatments for companion animals, primarily dogs, cats, and horses. We seek to identify drugs for indications that have already demonstrated safety and efficacy in humans and to develop therapeutics based on these drugs for similar indications in companion animals. We believe that our development approach will enable us to reduce the risks associated with obtaining regulatory approval for unproven product candidates and shorten the development times to bring our product candidates to market. We have four drug product candidates in early development and have identified several other potential product candidates for further investigation. We believe that there are significant unmet medical needs for pets, and that the pet therapeutics and diagnostics segments of the animal health industry are likely to grow substantially as new treatments and diagnostic processes are identified, developed and marketed specifically for companion animals.

We are also investigating the development of alternative drug delivery systems for our drug product candidates. Many of the human therapeutics used in companion animals are only available in pill or injectable form. However, it can be difficult to give a companion animal a shot or to assure that the animal has swallowed a pill. As a result, we believe that compliance with treatment regimens is a significant problem for veterinarians and pet owners. The challenges associated with medicating pets are unique, and we believe that developing product candidates that can be easily taken by the pet or that can be easily administered by pet owners will help increase compliance. We also believe that developing new drug delivery technologies will enable us to produce drug products that can command a premium price, as well as potentially expand the life cycle of existing products.

In addition, we are seeking to identify potential opportunities in the diagnostic sector. We believe that our management’s understanding of clinical veterinary practice will enable us to identify and develop diagnostics that have the potential to fill unmet needs or improve upon existing diagnostic processes frequently used by companion animal veterinarians. We believe that the regulatory pathway to obtain marketing approval of diagnostics for companion animals will be significantly shorter than similar diagnostic products intended for human use and, in certain cases, pre-marketing regulatory approval may be unnecessary, depending on the intended use of the diagnostic. We believe that veterinarians in clinical practice will embrace new diagnostics that enable them to more rapidly and accurately diagnose certain ailments in companion animals because this ability will facilitate prompt and proper treatment of these ailments and strengthen the relationship between veterinarians and pet owners. According to DVM Newsmagazine’s State of the Profession Report for 2012, diagnostics have grown as a service in private practices, illustrating an established interest in providing diagnostics as a service and an opportunity for novel revenue growth.

Product Pipeline

Therapeutics

We have two lead drug product candidates. Our first lead drug product candidate is ZM-012, an anti-infective in pill form that is intended for use in dogs. We are investigating ZM-012 pursuant to an Investigational New Animal Drug, or INAD, opened with the Food and Drug Administration’s Center for Veterinary Medicine, or FDA-CVM, in April 2016. The active pharmaceutical ingredient, or API, in ZM-012 has been the subject of multiple studies in humans and has been approved for use in humans for decades. We are working on the formulation of ZM-012 and expect to finalize this formulation work in the fourth quarter of 2016. We commenced pilot testing of ZM-012 in the fourth quarter of 2016 to determine potential clinical endpoints for a pivotal trial. We expect to complete pilot testing of ZM-012 in the first half of 2017. We expect to commence a pivotal safety study of ZM-012 in the second half of 2017.

Our second lead drug product candidate is ZM-006, a transdermal gel treatment for a metabolic disorder intended for use in cats. We are investigating ZM-006 pursuant to an INAD opened with the FDA-CVM in June 2016. The API in ZM-006 has been the subject of multiple studies in humans and has been approved for use in humans for decades. We are working on the formulation of ZM-006 and expect to finalize this formulation work in the first half of 2017. We expect to commence a pivotal efficacy trial of ZM-006 in the first half of 2018. On June 29, 2016, we filed a provisional application for a patent with the United States Patent and Trademark Office, or USPTO, for our formulation of ZM-006.

We are investigating ZM-007, an oral suspension of ZM-012 also intended for use in dogs, pursuant to an INAD opened with the FDA-CVM in October 2016. We are continuing our formulation work on ZM-007 and expect to commence pilot testing in the first half of 2017.

We also are investigating ZM-011, a transdermal gel treatment for behavioral disorders intended to use in cats. The API in ZM-011 has been the subject of multiple studies in humans and has been approved for use in humans for decades. We expect to submit an INAD application for ZM-011 by the end of 2016.

In addition to these drug product candidates, we have identified a number of other potential drug product candidates that we intend to study, subject to obtaining additional capital and validation of data.

Drug Delivery

In April 2016, we entered into a collaboration agreement with CTX Technology, Inc., or CTX, which has developed a peptide-based skin penetration platform technology for the topical delivery of a range of APIs. Under this agreement, we have an option to obtain an exclusive worldwide license to use CTX’s technology platform in animals. In the event that we exercise the option, we would be required to pay CTX a one-time license fee of $20,000 and to pay CTX a royalty in the low single digits on any products we sell that incorporate their technology. Pursuant to the terms of the agreement, we are responsible for our own development expenses. We have commenced early development work under the agreement.

Diagnostics

We are seeking to identify potential opportunities in the diagnostic sector. We believe that our management’s understanding of clinical veterinary practice will enable us to identify and develop diagnostics that have the potential to fill unmet needs or improve upon existing diagnostic processes frequently used by companion animal veterinarians. We believe that the regulatory pathway to obtain marketing approval of diagnostics for companion animals will be significantly shorter than similar diagnostic products intended for human use and, in certain cases, pre-marketing regulatory approval may be unnecessary, depending on the intended use of the diagnostic. We believe that veterinarians in clinical practice will embrace new diagnostics that enable them to more rapidly and accurately diagnose certain ailments in companion animals because this ability will facilitate prompt and proper treatment of these ailments and strengthen the relationship between veterinarians and pet owners. According to DVM Newsmagazine’s State of the Profession Report for 2012 diagnostics have grown as a service in private practices, illustrating an established interest in providing diagnostics as a service and an opportunity for novel revenue growth.

Summary Risks Associated with Our Business

An investment in our common shares involves a high degree of risk. You should carefully consider the risks summarized below. The risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	We have a limited operating history, are not profitable and may never become profitable;

•	We will have no product revenue for the foreseeable future, and we may need to raise additional capital to achieve our goals;

•	We are substantially dependent on the success of our lead product candidates, and cannot be certain that either of them will be approved for marketing or successfully commercialized even if approved;

•	The commercial potential of our product candidates is difficult to predict. The market for any product candidate for which we receive marketing approval, or for companion animal therapeutics overall, is uncertain and may be smaller than we anticipate, which could significantly and negatively impact our revenue, results of operations and financial condition;

•	All of our drug product candidates are based on APIs already demonstrated safe and effective in humans, and other companies may develop substantially similar products that may compete with our products;

•	If our product candidates are approved, they may face significant competition and may be unable to compete effectively;

•	Some of our product candidates may not qualify for patent protection. Even if we believe that a product candidate is patentable, it is not certain that our patent application would be granted or if granted that it would be held to be valid. The inability to obtain adequate patent protection for our produce candidates may impact our market share and ability to prevent others (competitor third parties) from making, selling, or using our products;

•	Third parties may have intellectual property rights, which may require us to obtain a license or other applicable rights to make, sell or use any product candidate for which we receive marketing approval. If such rights are not granted or obtained, it could have a material adverse effect on our business, financial condition and results of operations;

•	Our ability to develop, manufacture and commercialize our product candidates is dependent on our establishing and maintaining relationships with Good Manufacturing Practices, or GMP-compliant third party manufacturers;

•	The results of our pilot studies may not be predictive of the results of our pivotal trials, and we may be unable to obtain regulatory approval for our existing or future product candidates under applicable regulatory requirements. The denial or delay of any regulatory approval would prevent or delay our commercialization efforts and adversely affect our potential to generate material product revenue and our financial condition and results of operations;

•	Development of product candidates for use in companion animal health is an inherently expensive, time-consuming and uncertain, and any delay or discontinuance of pivotal trials for our current or future product candidates would significantly harm our business and prospects;

•	We will rely on third parties to conduct our development and manufacturing activities. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our product candidates; and

•	Risks related to our status as a passive foreign investment company, or PFIC for U.S. federal income tax purposes.

Corporate Information

Zomedica Pharmaceuticals Corp. (formerly, Wise Oakwood Ventures Inc.) was originally incorporated as Wise Oakwood Ventures Inc. on January 7, 2013 under the Business Corporations Act (Alberta), or the ABCA. On October 28, 2013, Wise Oakwood Ventures Inc. completed its initial public offering in Canada and became classified as a Capital Pool Company, as defined under the rules of the TSX Venture Exchange, or TSX-V. On April 21, 2016, we changed our name to Zomedica Pharmaceuticals Corp. and consolidated our common shares on a one-for-two and one-half basis. ZoMedica Pharmaceuticals Inc., or ZoMedica Inc., was incorporated on May 14, 2015 under the Canada Business Corporations Act. On April 21, 2016, we completed a qualifying transaction, or the Qualifying Transaction, under TSX-V Policy 2.4 – Capital Pool Companies, consisting of a three-cornered amalgamation among our company, ZoMedica Inc. and our wholly-owned subsidiary. Under the Qualifying Transaction, ZoMedica Inc. and our subsidiary were amalgamated to form Zomedica Pharmaceuticals Ltd., or Zomedica Ltd. As consideration for the amalgamation, shareholders of ZoMedica Inc. became the owners of 97.6% (non-diluted) of our common shares, and ZoMedica Ltd. became our wholly-owned subsidiary. Subsequent to the Qualifying Transaction, Zomedica Ltd. was vertically amalgamated into our company. We have one wholly-owned subsidiary, ZoMedica Pharmaceuticals Inc., a Delaware company.

Our principal executive offices are located at 3928 Varsity Drive, Ann Arbor, MI 48108, and our telephone number is (734) 369-2555. Our website address is www.zomedica.com. The information contained in, or accessible through, our website is not part of the registration statement of which this prospectus forms a part.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until December 31, 2021. However, if certain events occur prior to December 31, 2021, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before such date.

In addition, the JOBS Act provides that an emerging growth company may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common shares offered by the selling shareholders	68,252,773 common shares.

Common shares outstanding	83,173,196 common shares.

Use of proceeds	The selling shareholders will receive all of the proceeds from the sale or other disposition of the common shares covered by this prospectus. We will not receive any proceeds from such sales or dispositions. See “Use of Proceeds.”

Risk factors	Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus for a discussion of factors you should consider before making a decision to invest in our securities.

Listing information	Our common shares are listed on the TSX-V under the symbol “ZOM”. We intend to apply to have our common shares listed on the NYSE MKT. Prior to this offering, there has been no public market for our common shares in the United States.

The number of our common shares outstanding is based on 83,173,196 common shares outstanding as of November 30, 2016 and excludes as of that date the following:

•	4,100,000 common shares issuable upon the exercise of outstanding options with a weighted average exercise price of $0.17 per share; and

•	4,217,319 common shares reserved for future issuance under our stock option plan. Our stock option plan provides that the maximum number of shares reserved for issuance upon exercise of stock options is equal to 10% of our issued and outstanding common shares.

Except as otherwise set forth herein, amounts contained herein have been converted to US dollars at an exchange rate of CDN$1.33 to US$1.00, the exchange rate as published by the Bank of Canada as of December 2, 2016.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in our common shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the market price of our common shares could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We have a limited operating history, are not profitable and may never become profitable.

We are a development stage veterinary pharmaceuticals and healthcare solutions company. Since the commencement of our business in May 2015, our operations have been primarily limited to the identification of product candidates and research and development of our lead drug product candidates, ZM-012, an anti-infective in pill form that is intended for use in dogs, and ZM-006, a transdermal gel treatment for a metabolic disorder intended for use in cats. As a result, we have limited historical operations upon which to evaluate our business and prospects and we have not yet demonstrated an ability to obtain approval for any of our product candidates or successfully overcome the risks and uncertainties frequently encountered by companies in emerging fields such as the companion animal pharmaceuticals and healthcare solutions industry.

We also have not generated any revenue to date, and we expect to continue to incur significant research and development costs and other expenses. Our net loss and comprehensive loss for the year ended December 31, 2015 was $1,820,536. Our accumulated deficit as of December 31, 2015 was $1,820,536. As of December 31, 2015, we had total shareholders' equity of $3,414,045. Our net loss and comprehensive loss for the nine months ended September 30, 2016 was $3,038,471. Our accumulated deficit as of September 30, 2016 was $4,859,007. As of September 30, 2016, we had total shareholders' equity of $4,636,525. We expect to continue to incur losses for the foreseeable future, which will increase significantly from historical levels as we expand our product development activities (including conducting required clinical studies and trials), seek necessary approvals for our product candidates, and begin commercialization activities. Even if we succeed in developing and broadly commercializing one or more of our product candidates, we expect to continue to incur losses for the foreseeable future, and we may never become profitable. If we fail to achieve or maintain profitability, then we may be unable to continue our operations at planned levels and be forced to reduce or cease operations.

We will have no product revenue for the foreseeable future, and we may need to raise additional capital to achieve our goals.

Until, and unless, we receive approval from the U.S. Food and Drug Administration’s Center for Veterinary Medicine, or the FDA-CVM, for our lead or other drug product candidates, we cannot market or sell our drug products in the United States and will have no material drug product revenue. Our lead drug product candidates, ZM-012 and ZM-006 are in the formulation and pilot study stage and we have not yet begun pivotal trials. We anticipate that each of our drug product candidates will require from three to five years of development at a cost of approximately $3 million to $5 million per drug product candidate before we expect to be able to apply for marketing approval in the United States.

We are also actively involved in investigating the development of alternative drug delivery systems for our drug product candidates and we are seeking to identify potential opportunities in the veterinary diagnostics sector. We will continue to expend substantial resources for the foreseeable future to develop our existing product candidates and any other product candidates we may develop or acquire. These expenditures will include: costs of identifying additional potential product candidates; costs associated with drug formulation; costs associated with conducting pilot and pivotal trials and clinical studies; costs associated with completing other research and development activities; costs associated with payments to technology licensors and maintaining other intellectual property; costs of obtaining regulatory approvals; costs associated with securing contract manufacturers to meet our commercial manufacturing and supply capabilities; and costs associated with marketing and selling any of our products approved for sale. We also may incur unanticipated costs. Because the outcome of our development activities and commercialization efforts is inherently uncertain, the actual amounts necessary to successfully complete the development and commercialization of our existing or future product candidates may be greater or less than we anticipate.

As a result, we will need to obtain additional capital to fund the development of our business. We have no existing agreements or arrangements with respect to any financings, and any such financings may result in dilution to our shareholders, the imposition of debt covenants and repayment obligations or other restrictions that may adversely affect our business or the value of our common shares.

Our future capital requirements depend on many factors, including, but not limited to:

•	the scope, progress, results and costs of researching and developing our existing or future product candidates and diagnostics;
•	the timing of, and the costs involved in, obtaining regulatory approvals for any of our existing or future product candidates or diagnostics;
•	the number and characteristics of the product candidates and/or diagnostics we pursue;
•	the cost of contract manufacturers to manufacture our existing and future product candidates and diagnostics and any products we successfully commercialize;
•	the cost of commercialization activities if any of our existing or future product candidates or diagnostics are approved for sale, including marketing, sales and distribution costs;
•	the expenses needed to attract and retain skilled personnel;
•	the costs associated with being a public company;
•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements; and
•	the costs involved in preparing and filing patent applications, maintaining any successfully obtained patents and protecting and enforcing any such patents.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate one or more of our product development programs or any future commercialization efforts.

We are substantially dependent on the success of our lead product candidates, and cannot be certain that either of them will be approved for marketing or successfully commercialized even if approved.

We have no products approved for sale in any jurisdiction and are focused primarily on the development of our lead drug product candidates, ZM-012 and ZM-006 and our diagnostic development work. Accordingly, our near-term prospects, including our ability to generate material product revenue, or enter into potential strategic transactions, will depend heavily on the successful development and commercialization of one or more of our lead candidates, which in turn will depend on a number of factors, including the following:

•	the successful completion of pilot testing and pivotal efficacy and safety trials of one or more of our product candidates, which may take significantly longer than we anticipate and will depend, in part, upon the satisfactory performance of third-party contractors;
•	our ability to demonstrate to the satisfaction of the FDA-CVM or the USDA Center for Veterinary Biologics, or USDA-CVB, as applicable, the safety and efficacy of our product candidates and to obtain regulatory approvals;
•	the ability of our third-party contract manufacturers to manufacture supplies of any of our product candidates and to develop, validate and maintain viable commercial manufacturing processes that are compliant with GMP;
•	our ability to successfully market any product candidate for which marketing approval is received, whether alone or in collaboration with others;
•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of our product candidates compared to alternative and competing treatments;
•	the acceptance of our product candidates as safe and effective by veterinarians, pet owners and the animal health community;
•	our ability to achieve and maintain compliance with all regulatory requirements applicable to our business; and
•	our ability to obtain and enforce our intellectual property rights and obtain marketing exclusivity for our product candidates, and avoid or prevail in any third-party patent interference, patent infringement claims or administrative patent proceedings initiated by third parties or the USPTO.

Many of these factors are beyond our control. Accordingly, we cannot assure you that we will be successful in developing or commercializing any of our product candidates. If we are unsuccessful or are significantly delayed in developing and commercializing ZM-012 or ZM-006 or any of our other product candidates, our business and prospects will be materially adversely affected and you may lose all or a portion of your investment.

We face an unproven market for our products.

The companion animal therapeutic and diagnostic market is less developed than the human therapeutic and diagnostic market and as a result no assurance can be given that our product candidates will be successful. Veterinarians, pet owners or other veterinary health providers in general may not accept or utilize any products that we may develop.

The commercial potential of our product candidates is difficult to predict. The market for any product candidate for which we receive marketing approval, or for companion animal therapeutics overall, is uncertain and may be smaller than we anticipate, which could significantly and negatively impact our revenue, results of operations and financial condition.

We believe that the emerging nature of our industry and our unproven business plan make it difficult to estimate the commercial potential of any of our product candidates. The market for any approved product will depend on important factors such as safety and efficacy compared to other available treatments, including potentially less expensive human pharmaceutical alternatives with similar efficacy profiles, changing standards of care, preferences of veterinarians, the willingness of pet owners to pay for such products, and the availability of competitive alternatives that may emerge either during the product development process or after commercial introduction. If the market potential for our product candidates is less than we anticipate due to one or more of these factors, it could negatively impact our business, financial condition and results of operations. Further, the willingness of pet owners to pay for our product candidates, if approved, may be less than we anticipate, and may be negatively affected by overall economic conditions. Because relatively few pet owners purchase insurance for their companion animals, pet owners are more likely to have to pay for our products directly and may be unwilling or unable to pay for any such products.

All of our drug product candidates are based on APIs already demonstrated safe and effective in humans, and other companies may develop substantially similar products that may compete with our products.

Our lead drug product candidates, ZM-012 and ZM-006 include APIs already demonstrated safe and effective in humans and we expect that our future drug product candidates will be similarly based on such APIs. We do not engage in research or discovery of novel therapeutics, but focus on drug product candidates with APIs that have been successfully commercialized or demonstrated to be safe and effective in humans, which we sometimes refer to as validated. We expect that there will be little, if any, third-party patent protection of the APIs in our drug product candidates. As a result, our drug product candidates may face competition from their human equivalents in situations where such equivalents are available and used in unapproved animal indications, which is known as off-label use. There is no assurance that the eventual prices of our drug products will be lower than or competitive with the prices of the human equivalents used off-label, or that a palatable, easy-to-administer formulation will be sufficient to differentiate them from their human equivalents.

If our product candidates are approved, they may face significant competition and may be unable to compete effectively.

The development and commercialization of veterinary pharmaceuticals and healthcare solutions is highly competitive and our success depends on our ability to compete effectively with other products in the market. If our product candidates are approved, we expect to compete with large animal health companies including Merck Animal Health, the animal health division of Merck & Co., Inc.; Merial, the animal health division of Sanofi S.A.; Elanco, the animal health division of Eli Lilly and Company; Bayer Animal Health, the animal health division of Bayer AG; Novartis Animal Health, the animal health division of Novartis AG; Boehringer Ingelheim Animal Health, the animal health division of Boehringer Ingelheim GmbH; and Zoetis, Inc., as well as European companies such as Virbac S.A., Vetoquinol S.A., and Dechra Pharmaceuticals PLC We are also aware of several smaller early stage companies that are developing products for use in the pet therapeutics market, including Kindred Biosciences, Inc., Aratana Therapeutics, Inc. and Jaguar Animal Health, Inc. We also expect to compete with academic institutions, governmental agencies and private organizations that are conducting research in the field of animal health medicines.

We target drug product candidates for which the API, while having been approved for use in human drugs, has not been previously approved for use in animals. If we are the first to gain approval for the use of such API in animals, our drug products will enjoy between three and seven years of marketing exclusivity in the United States for the approved indication. We also plan to differentiate our products where possible with alternative drug delivery systems that are more conducive to dosing for the target companion animal species, but we cannot assure you that we will be able to prevent our competitors from developing substantially similar products and bringing those products to market earlier than we are able to. On June 29, 2016, we filed a provisional application for a patent with the USPTO for our transdermal gel formulation of ZM-006, however we cannot be assured that such patent application will be approved.

Our drug product candidates will face competition from various products approved for use in humans that are used off-label in animals, and all of our products will face potential competition from new products in development. These and other potential competing products may benefit from greater brand recognition and brand loyalty than our drug product candidates may achieve.

Many of our competitors and potential competitors have substantially more financial, technical and human resources than we do. Many also have far more experience than we have in the development, manufacture, regulation and worldwide commercialization of animal health medicines, including pet therapeutics. We also expect to compete with academic institutions, governmental agencies and private organizations that are conducting research in the field of animal health. If such competing products achieve regulatory approval and commercialization prior to our product candidates, or if our intellectual property protection and efforts to obtain regulatory exclusivity fail to provide us with exclusive marketing rights for some of our products, we may be unable to compete effectively in the markets in which we participate.

Our ability to develop, manufacture and commercialize our product candidates is dependent on our establishing and maintaining relationships with GMP-compliant third party manufacturers.

We have no internal manufacturing capabilities and we do not plan to develop such capabilities. As a result, our ability to manufacture and commercialize our product candidates is substantially dependent on our ability to ensure a dependable and high quality supply of the APIs required for our pilot studies and pivotal trials and for future commercial manufacturing. We currently believe that, because the APIs used in our drug product candidates have been used in human drugs, there are multiple GMP-compliant manufacturers available that will be able to supply these APIs and that the contract manufacturers we currently use for our trial supplies will be able to provide commercial supplies of any of our drug product candidates. While we have historically been able to obtain the necessary supplies of our APIs for our development work, we cannot be certain that either we or our contract manufacturers will continue to be able to provide the necessary API supply. Neither we nor our contract manufacturers have long-term supply contracts with API manufacturers and we have no agreements in place for the commercial-scale supply of any API or the manufacture of any of our drug product candidates. If we are unable to procure the requisite apply of an API or to contract with a GMP-complaint third-party manufacturer, we may be unable to continue to develop, manufacture or commercialize any of our product candidates and our business may fail to grow or develop.

The results of earlier studies may not be predictive of the results of our pivotal trials, and we may be unable to obtain regulatory approval for our existing or future product candidates under applicable regulatory requirements or maintain any regulatory approval obtained. The denial, delay or loss of any regulatory approval would prevent or delay our commercialization efforts and adversely affect our financial condition and results of operations.

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of our product candidates are subject to extensive regulation. We will not be permitted to market our drug product candidates in the United States until we receive approval of a New Animal Drug Application, or NADA, from the FDA-CVM and will not be able to market and sell any point-of-care diagnostic products without pre-marketing approval from the USDA-CVB. To gain approval to market a pet pharmaceutical or point-of-care diagnostic product kit for a particular species, we must provide the FDA-CVM or the USDA-CVB, as applicable, with efficacy data from pivotal trials that adequately demonstrate that our product candidates are safe and effective in the target species for the intended indications. In addition, we must provide manufacturing data. For the FDA-CVM, we must provide data from safety testing and clinical data, also called target animal safety studies. Similarly, for the USDA-CVB, we must provide the results of specific tests required to be conducted in accordance with the USDA-CVB’s guidelines demonstrating the sensitivity/specificity, reproducibility/repeatability/suitability and the ruggedness or robustness of the relevant diagnostic kit. Either of the FDA-CVM or the USDA-CVB may also require us to conduct costly post-approval testing and/or collect post-approval safety data to maintain our approval for any product candidate or diagnostic. We expect to begin pivotal efficacy trials on ZM-012 in the second half of 2017and on ZM-006 in the first half of 2018. The results of our pivotal trials and other initial development activities, and the results of any previous studies in humans or animals conducted by us or third parties, may not be predictive of future results of pivotal trials or other future studies, and failure can occur at any time during or after pivotal trials and other development activities by us or our contract research organizations or CROs. Our pivotal trials may fail to show the desired safety or efficacy of our product candidates despite promising initial data or the results in previous human or animal studies conducted by others, and the success of a product candidate in prior animal studies, or in the treatment of human beings, does not ensure success in subsequent studies. Clinical trials in humans and pivotal trials in animals sometimes fail to show a benefit even for drugs that are effective, because of statistical limitations in the design of the trials or other statistical anomalies. Therefore, even if our studies and other development activities are completed as planned, the results may not be sufficient to obtain regulatory approval for our product candidates.

The FDA-CVM or the USDA-CVB can delay, limit, deny or revoke approval of any of our product candidates for many reasons, including:

•	if the FDA-CVM or USDA-CVB disagrees with our interpretation of data from our pivotal studies or other development efforts;
•	if we are unable to demonstrate to the satisfaction of the FDA-CVM or the USDA-CVB that the product candidate is safe and effective for the target indication;
•	if the FDA-CVM or USDA-CVB requires additional studies or changes its approval policies or regulations;
•	if the FDA-CVM or USDA-CVB does not approve of the formulation, labeling or the specifications of our existing and future product candidates;
•	if the FDA-CVM or USDA-CVB fails to approve the manufacturing processes of our third-party contract manufacturers; and
•	if any approved product candidate subsequently fails post-approval testing required by the FDA-CVM or the USDA-CVB.

Further, even if we receive approval of our product candidates, such approval may be for a more limited indication than we originally requested, the FDA-CVM or USDA-CVB may not approve the labeling that we believe is necessary or desirable for the successful commercialization of our product candidates and we may be required to conduct costly post-approval testing. Any delay or failure in obtaining applicable regulatory approval for the intended indications of our product candidates would delay or prevent commercialization of such product candidates and would materially adversely impact our business and prospects.

Development of product candidates for use in companion animal health is an inherently expensive, time-consuming and uncertain, and any delay or discontinuance of pivotal trials for our current or future product candidates would significantly harm our business and prospects.

Development of product candidates for use in companion animals is an inherently lengthy, expensive and uncertain process, and there is no assurance that our development activities will be successful. We do not know whether the planned pivotal trials of ZM-012 and ZM-006, or of any of our other product candidates, will begin or conclude on time, and they may be delayed or discontinued for a variety of reasons, including if we are unable to:

•	address any safety concerns that arise during the course of the studies;
•	complete the studies due to deviations from the study protocols or the occurrence of adverse events;
•	add new study sites;
•	address any conflicts with new or existing laws or regulations; or
•	reach agreement on acceptable terms with study sites, which can be subject to extensive negotiation and may vary significantly among different sites.

Any delays in completing our development efforts will increase our costs, delay our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenue. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, factors that may cause a delay in the commencement or completion of our development efforts may also ultimately lead to the denial of regulatory approval of our product candidates which, as described above, would materially, adversely impact our business and prospects.

We will rely on third parties to conduct our development activities. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our product candidates.

We have used CROs to conduct our research and development activities and expect to continue to do so, including with respect to our pilot studies and pivotal trials of ZM-012 and ZM-006. These CROs are not our employees, and except for contractual duties and obligations, we have limited ability to control the amount or timing of resources that they devote to our programs or manage the risks associated with their activities on our behalf. We are responsible to regulatory authorities for ensuring that each of our studies is conducted in accordance with the development plans and trial protocols, and any failure by our CROs to do so may adversely affect our ability to obtain regulatory approvals, subject us to penalties, or harm our credibility with regulators. The FDA-CVM also requires us and our CROs to comply with regulations and standards, commonly referred to as good clinical practices, or GCPs, and good laboratory practices, or GLPs, for conducting, monitoring, recording and reporting the results of our studies to ensure that the data and results are scientifically credible and accurate.

Our agreements with our CROs may allow termination by the CROs in certain circumstances with little or no advance notice to us. These agreements generally will require our CROs to reasonably cooperate with us at our expense for an orderly winding down of the CROs’ services under the agreements. If the CROs conducting our studies do not comply with their contractual duties or obligations to us, or if they experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our development protocols or GCPs or for any other reason, we may need to secure new arrangements with alternative CROs, which could be difficult and costly. In such event, our studies also may need to be extended, delayed or terminated as a result, or may need to be repeated. If any of the foregoing were to occur, regulatory approval and commercialization of our product candidates may be delayed and we may be required to expend substantial additional resources.

The failure of any CRO to perform adequately or the termination of any arrangements with any of them may adversely affect our business.

We rely on third-party manufacturers to produce our product candidates. If we experience problems with any of these suppliers, the manufacturing of our product candidates or products could be delayed.

We do not have the capability to manufacture our product candidates and do not intend to develop that capability. As a result, we rely on CMOs to produce our product candidates. If our product candidates are approved for sale, we expect to enter into contracts with CMOs for the commercial scale production of the approved product. Reliance on CMOs involves risks, including:

•	the inability to meet our product specifications and quality requirements consistently;
•	inability to access production facilities on a timely basis;
•	inability or delay in increasing manufacturing capacity;
•	manufacturing and product quality issues related to the scale-up of manufacturing;
•	costs and validation of new equipment and facilities required for commercial level activity;
•	a failure to satisfy the FDA-CVM’s cGMP requirements on a consistent basis;
•	the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;
•	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;
•	the reliance on a single sources of supply which, if unavailable, would delay our ability to complete our clinical trials or to sell any product for which we have received marketing approval;
•	the lack of qualified backup suppliers for supplies that are currently purchased from a single source supplier;
•	operations of our CMOs or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the CMO or supplier;
•	carrier disruptions or increased costs that are beyond our control; and
•	the failure to deliver products under specified storage conditions and in a timely manner.

Any of these risks could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of our products, cause us to incur higher costs and prevent us from commercializing our product candidates successfully. Manufacturing of our product candidates and any approved products could be disrupted or halted if our CMOs do not comply with cGMP, even if the compliance failure does not relate to our product candidates or approved products. Furthermore, if any of our product candidates are approved and our CMOs fail to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply for our product candidates and to have any such new source approved by the FDA-CVM.

Even if our product candidates obtain regulatory approval, they may never achieve market acceptance or commercial success.

Even if we obtain FDA-CVM, USDA-CVB or other regulatory approvals, our product candidates may not achieve market acceptance among veterinarians and pet owners, and may not be commercially successful. Market acceptance of any of our product candidates for which we receive approval depends on a number of factors, including:

•	the safety of our products as demonstrated in our target animal studies;
•	the indications for which our products are approved;
•	the acceptance by veterinarians and pet owners of the product as a safe and effective treatment;
•	the proper training and administration or use of our products by veterinarians;
•	the potential and perceived advantages of our product candidates over alternative treatments or diagnostics, including products approved for use by humans that are used off label;
•	the cost of treatment in relation to alternative treatments and willingness to pay for our products, if approved, on the part of veterinarians and pet owners;
•	the willingness of pet owners to pay for our treatments, relative to other discretionary items, especially during economically challenging times;
•	the relative convenience and ease of administration;
•	the prevalence and severity of adverse side effects; and
•	the effectiveness of our sales and marketing efforts.

If our approved products fail to achieve market acceptance or commercial success, our business could fail and you could lose your entire investment.

Pharmaceuticals for companion animals, like human pharmaceuticals, are subject to unanticipated post-approval safety or efficacy concerns, which may harm our business and reputation.

The success of our commercialization efforts will depend upon the perceived safety and effectiveness of pharmaceuticals for companion animals, in general, and of our products, in particular. Unanticipated safety or efficacy concerns can arise with respect to approved therapeutics after they enter into commerce, which may result in product recalls or withdrawals or suspension of sales, as well as product liability and other claims. It is also possible that the occurrence of significant adverse side effects in approved human compounds upon which our drug product candidates are based could impact our products. Any safety or efficacy concerns, or recalls, withdrawals or suspensions of sales of our products or other pet therapeutics, or of their human equivalents, could harm our reputation, in particular, or pet therapeutics, generally, and materially, adversely affect our business and prospects or the potential growth of the pet therapeutics industry, regardless of whether such concerns or actions are justified.

Changes in the distribution channels for companion animal products could negatively impact our market share, margins and distribution of our products.

In most markets, pet owners typically purchase their animal health products directly from veterinarians. In recent years, pet owners have increasingly been afforded the option to purchase animal health products from sources other than veterinarians, such as Internet-based retailers, “big-box” retail stores or other over-the-counter distribution channels. Pet owners also could decrease their reliance on, and visits to, veterinarians as they rely more on Internet-based animal health information. Since we intend to market our products through the veterinarian distribution channel, any decrease in visits to veterinarians by pet owners could reduce our market share for such products and materially adversely affect our operating results and financial condition. In addition, pet owners may substitute human health products for animal health products if human health products are deemed to be lower-cost alternatives.

We do not currently carry liability insurance; however, as we continue our development and commercialization activities, future federal and state legislation may result in increased exposure to product liability claims, which could result in substantial losses to us.

We do not currently carry any product liability insurance. Under existing federal and state laws, companion animals are generally considered to be the personal property of their owners and, as such, pet owners’ recovery for product liability claims involving their companion animals may be limited to the replacement value of the animals. Pet owners and their advocates, however, have filed lawsuits from time to time seeking non-economic damages such as pain and suffering and emotional distress for harm to their companion animals based on theories applicable to personal injuries to humans. If new legislation is passed to allow recovery for such non-economic damages, or if precedents are set allowing for such recovery, we could be exposed to increased product liability claims that could result in substantial losses to us if successful. We do not currently have product liability insurance and we may not be able to obtain or maintain this type of insurance in the future.

We do not have a sales organization. If we are unable to establish sales capabilities on our own or through third parties, we may not be able to market and sell our existing or future product candidates, if approved, or generate product revenue.

We do not have a sales organization. We intend to commercialize any product candidate for which we received regulatory approval in the United States with a direct sales force and through third-party distributors. To achieve this, we will be required to build a direct sales organization and to establish relationships with distributors of veterinary products. We also will have to build our marketing, sales, managerial and other non-technical capabilities and make arrangements with third parties for distribution and to perform certain of these other services, and we may not be successful in doing so. Building an internal sales organization is time consuming and expensive and will significantly increase our compensation expense. We may be unable to secure third-party distribution contracts with distributors on favorable terms or at all. We have no prior experience in the marketing, sale and distribution of pharmaceuticals or diagnostic products for companion animals and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and motivate qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively oversee a geographically dispersed sales and marketing team. If we are unable to build an effective sales organization and/or if we are unable to secure relationships with third-party distributors for our product candidates, we will not be able to successfully commercialize any product for which we receive marketing approval, our future product revenue will suffer and we would incur significant additional losses.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop any of our existing or future product candidates, conduct our in-licensing and development efforts and commercialize any of our existing or future drug candidates.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. We are highly dependent upon our senior management, particularly Gerald Solensky, Jr., our President and Chief Executive Officer, William MacArthur, MS, DVM, our Chief Medical Officer and Director of R&D, Stephanie Morley, DVM, our Chief Operations Officer, and Shameze Rampertab, CPA, CA, our Chief Financial Officer. The loss of services of any of these individuals could delay or prevent the successful development of our existing or future product pipeline, completion of our planned development efforts or the commercialization of our product candidates. Although we have entered into employment agreements with Dr. MacArthur and Dr. Morley for two year terms (automatically extending for one year terms thereafter) there can be no assurance that either of Dr. MacArthur or Dr. Morley will extend their terms of service. We have also entered into employment agreements with Mr. Solensky and Mr. Rampertab, each without a fixed term of service.

Consolidation of our customers could negatively affect the pricing of our products.

Veterinarians will be our primary customers for any approved products. In recent years, there has been a trend towards the consolidation of veterinary clinics and animal hospitals. If this trend continues, these large clinics and hospitals could attempt to leverage their buying power to obtain favorable pricing from us and other companion animal pharmaceutical and diagnostic products companies. Any resulting downward pressure on the prices of any of our approved products could have a material adverse effect on our results of operations and financial condition.

We will need to increase the size of our organization and may not successfully manage our growth.

We will need to significantly expand our organization and systems to support our future expected growth. If we fail to manage our growth effectively, we will not be successful and our business could fail.

Our research and development relies on testing in animals, which is controversial and may become subject to bans or additional regulations.

We must test our product candidates in target animals to obtain marketing approval. Although our animal testing will be subject to GLP and GCP requirements, as applicable, animal testing in the human pharmaceutical industry and in other industries has been the subject of controversy and adverse publicity. Some organizations and individuals have sought to ban animal testing or encourage the adoption of additional regulations applicable to animal testing. To the extent that such bans or regulations are imposed, our research and development activities, and by extension our operating results and financial condition, could be materially adversely affected. In addition, negative publicity about animal practices by us or in our industry could harm our reputation among potential customers for our products.

Because our directors may serve as directors or officers of other companies, they may have a conflict of interest in making decisions for our business.

Our directors may serve as directors or officers of other companies or have significant shareholdings in other veterinary pharmaceutical or diagnostic products companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of our directors, we expect that the director who has such a conflict will declare his conflict, abstain from voting for or against the approval of such participation or such terms and, if deemed necessary or advisable, recuse himself from any discussion concerning the matters in question. In some circumstances, a director may be unable to manage such conflicts and may therefore need to resign. Our directors are required to act honestly, in good faith and in our best interests. In determining whether or not we will participate in a particular business opportunity or enter into a particular business arrangement, we expect that the directors and officers will be guided by their fiduciary duties and take into account such matters as they deem relevant, including considering the degree of risk to which we may be exposed and our financial position at that time.

We may seek to raise additional funds in the future through debt financing which may impose operational restrictions on our business and may result in dilution to existing or future holders of our common shares.

We expect that we will need to raise additional capital in the future to help fund our business operations. Debt financing, if available, may require restrictive covenants, which may limit our operating flexibility and may restrict or prohibit us from:

•	paying dividends and/or making certain distributions, investments and other restricted payments;
•	incurring additional indebtedness or issuing certain preferred shares;
•	selling some or all of our assets;
•	entering into transactions with affiliates;
•	creating certain liens or encumbrances;
•	merging, consolidating, selling or otherwise disposing of all or substantially all of our assets; and
•	designating our subsidiaries as unrestricted subsidiaries.

Debt financing may also involve debt instruments that are convertible into or exercisable for our common shares.  The conversion of the debt to equity financing may dilute the equity position of our existing shareholders.

We may not be able to obtain or maintain sufficient insurance on commercially reasonable terms or with adequate coverage against potential liabilities in order to protect ourselves against product liability claims.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of veterinary therapeutic and diagnostic products. We may become subject to product liability claims resulting from the use of our product candidates. We do not currently have product liability insurance and we may not be able to obtain or maintain this type of insurance for any future trials or product candidates. In addition, product liability insurance is becoming increasingly expensive. Being unable to obtain or maintain product liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities could have a material adverse effect on our business.

Risks Related to Government Regulation

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing FDA-CVM or USDA-CVB obligations and continued regulatory oversight, which may result in significant additional expense. Additionally, any product candidates, if approved, will be subject to labeling and manufacturing requirements and could be subject to other restrictions. Failure to comply with these regulatory requirements or the occurrence of unanticipated problems with our products could result in significant penalties.

If the FDA-CVM or USDA-CVB approves any of our existing or future product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, establishment registration, and product listing, as well as continued compliance with GMP, GLP and GCP for any studies that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary product recalls;

•	fines, warning letters or holds on target animal studies;

•	refusal by the FDA-CVM or USDA-CVB to approve pending applications or supplements to approved applications filed by us or our strategic collaborators, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA-CVM’s or USDA-CVB’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Our ability to market our drug candidates in the United States, if approved, will be limited to use for the treatment of the indications for which they are approved, and if we want to expand the indications for which we may market our product candidates, we will need to obtain additional FDA-CVM approvals, which may not be granted.

We expect to seek FDA-CVM approval in the United States for our lead product candidates, ZM-006, a transdermal gel treatment for a metabolic disorder intended for use in cats and ZM-012, an anti-infective in pill form that is intended for use in dogs. If these drug product candidates are approved, the FDA-CVM will restrict our ability to market or advertise them for the treatment of indications other than the indications for which they are approved, which could limit their adoption by veterinarian and pet owners. We may attempt to develop, promote and commercialize new treatment indications and protocols for our drug product candidates in the future, but we cannot predict when or if we will receive the approvals required to do so. In addition, we would be required to conduct additional target animal studies to support our applications, which would utilize additional resources and may produce results that do not result in FDA-CVM approvals. If we do not obtain additional FDA-CVM approvals, our ability to expand our business in the United States will be limited.

If approved, any of our existing or future products may cause or contribute to adverse medical events that we are required to report to regulatory authorities and, if we fail to do so, we could be subject to sanctions that would materially harm our business.

If we are successful in commercializing any of our existing or future product candidates, we will be required to report adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the regulatory authorities could take action including criminal prosecution, seizure of our products or delay in approval or clearance of future products.

Legislative or regulatory reforms with respect to veterinary pharmaceuticals or healthcare solutions may make it more difficult and costly for us to obtain regulatory clearance or approval of any of our existing or future product candidates and to produce, market, and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in the U.S. Congress that could significantly change the statutory provisions governing the testing, regulatory clearance or approval, manufacture, and marketing of regulated products. In addition, FDA-CVM and USDA-CVB regulations and guidance are often revised or reinterpreted by the FDA-CVM and USDA-CVB in ways that may significantly affect our business and our products. Similar changes in laws or regulations can occur in other countries. Any new regulations or revisions or reinterpretations of existing regulations in the United States may impose additional costs or lengthen review times of any of our existing or future product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

•	changes to manufacturing methods;
•	recall, replacement or discontinuance of certain products; and
•	additional record-keeping.

Each of these would likely entail substantial time and cost and could materially harm our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition, and results of operations.

Risks Related to Intellectual Property

Our ability to obtain intellectual property protection for our product candidates is uncertain.

Insofar as our business strategy is to develop APIs already approved for use in humans for veterinary use, our ability to obtain a proprietary intellectual property position for our product candidates is uncertain. We do not have any issued patents for our lead product candidates and only one provisional patent application is pending at this time. We have not filed patent applications for any of our other product candidates to date. Our current and future patent applications may never result in the issuance of patents, and/or patents issued to us may be dominated by the patents of third parties, including for example, patents issued to analogous human drugs or biological compositions and their usages. Furthermore, even if any future patents are unchallenged by third parties, our patents, if issued, may not adequately protect our intellectual property or prevent others from designing around them. It is possible that we will not receive patents to cover any future approved products, and/ or that we will have little to no commercial protection against competing products. In such cases, we would then have to rely solely on other forms of exclusivity, such as regulatory exclusivity provided by the FDA-CVM approval, which may provide less protection to our competitive position.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of any future patent applications and the enforcement or defense of any patents that issue. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any patents that issue, all of which could have a material adverse effect on our business and financial condition.

Some of our products may or may not be covered by a patent. Further if an application was filed, it is not certain that a patent will be granted or if granted whether it will be held to be valid. All of which may impact our market share and ability to prevent others (competitor third parties) from making, selling, or using our products.

We may not be successful in protecting our intellectual property rights, including our unpatented proprietary know-how and trade secrets, or in avoiding claims that we infringed on the intellectual property rights of others. In addition to relying on patent and trademark rights, we rely on unpatented proprietary know-how and trade secrets, and employ various methods, including confidentiality agreements with employees and consultants, customers and suppliers to protect our know-how and trade secrets. However, these methods and our patents and trademarks may not afford complete protection and there can be no assurance that others will not independently develop the know-how and trade secrets or develop better production methods than us. Further, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. In the future, we may also rely on litigation to enforce our intellectual property rights and contractual rights, and, if not successful, we may not be able to protect the value of our intellectual property. Any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome.

We have pending trademark applications for our company name and our “Voice of the Vet” program in Canada, the United States and the European Union however trademark registration is not yet complete for these filings, and failure to finally secure these registrations could adversely affect our business.

We have pending trademark applications for our company name and design marks and our “Voice of the Vet” program in Canada, the United States and the European Union. We have not yet received these registered trademarks in any jurisdiction and we cannot make assurances that the trademarks will become registered. We may face rejections to one or more of our pending trademark applications. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the US Patent and Trademark Office, or USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Additionally, we may need to enforce our trademark rights against third parties and expend significant additional resources to enforce such rights against infringements. Moreover, any name we propose to use with our product candidates in the United States must be approved by the FDA-CVM or the USDA-CVB regardless of whether we have registered it, or applied to register it, as a trademark. The FDA-CVM typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA-CVM or the USDA-CVB object to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA-CVM and the USDA-CVB.

Third parties may have intellectual property rights, which may require us to obtain a license or other applicable rights to make, sell or use our products. If such rights are not granted or obtained, I could have a material adverse effect on our business, financial condition and results of operations.

Our success depends in part on our ability to obtain, or license from third parties, patents, trademarks, trade secrets and similar proprietary rights without infringing on the proprietary rights of third parties. Although we believe our intellectual property rights are sufficient to allow us to conduct our business without incurring liability to third parties, our products may infringe on the intellectual property rights of such persons. Furthermore, no assurance can be given that we will not be subject to claims asserting the infringement of the intellectual property rights of third parties seeking damages, the payment of royalties or licensing fees and/or injunctions against the sale of our products. Any such litigation could be protracted and costly and could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other pharmaceutical or animal health companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against any such claims. Even if we are successful in defending against any such claims, such litigation could result in substantial cost and be a distraction to our management and employees.

Risks Related to Our Common Shares and This Offering

We believe that we will be a “passive foreign investment company,” or PFIC for the current taxable year, which could subject certain U.S. shareholders to materially adverse U.S. federal income tax consequences.

We believe we were classified as a PFIC during our taxable year ended 2015, and based on current business plans and financial expectations, we believe we may be a PFIC for the current and future taxable years. If we are a PFIC for any year in which you hold shares and you are a U.S. Holder (as defined below, in “Material United States Federal Income Tax Considerations”), unless you make a timely and effective Qualified Electing Fund election, or QEF Election or a mark-to-market election, or Mark-to-Market Election with respect to our common shares, you will not be eligible for the reduced tax rates associated with “qualified dividend income” with respect to distributions made to you or long-term capital gain upon a disposition of your common shares. Instead, all such distributions and gain will be taxable to you at the higher rates for ordinary income. In addition, a portion of any gain and distribution may be allocated to prior years during which you have owned our common shares and subjected to tax at the highest tax rate applicable to ordinary income in each such year. You would also be required to pay an interest charge on that portion of such gain or distribution.

If you are a U.S. Holder and make a timely and effective QEF Election, you generally must report on a current basis your share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amount to you, thus giving rise to so-called “phantom income” and to a potential tax liability.

If you are a U.S. Holder and make a timely and effective Mark-to-Market Election, you generally must include as ordinary income each year the excess of the fair market value of your common shares over your tax basis therein, thus also possibly giving rise to phantom income and a potential tax liability. Ordinary loss generally is recognized only to the extent of net mark-to-market gains previously included in income.

This paragraph is qualified in its entirety by the discussion below under the heading “Material United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

If the Internal Revenue Service determines that we are not a PFIC and you previously paid taxes pursuant to a QEF Election or a Mark-to-Market Election, you may pay more taxes than you legally owe.

If the Internal Revenue Service, or the IRS, makes a determination that we are not a PFIC and you previously paid taxes pursuant to a QEF Election or Mark-to-Market Election, then you may have paid more taxes than you legally owed due to such election. If you do not, or are unable to, file a refund claim before the expiration of the applicable statute of limitations, you will not be able to claim a refund for those taxes.

There is no public market in the United States for our common shares and an active trading market may not develop.

Prior to this offering, there has been no public market in the United States for our common shares. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in the United States on the NYSE MKT or otherwise or how liquid that market might become. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling our common shares and may impair our ability to acquire other companies, products or technologies by using our common shares as consideration.

An aggregate of 25,806,710 (or 31.03%) of our common shares are subject to escrow and a further 5,970,340 (or 7.18%) of our common shares (in addition to options to purchase 400,000 common shares) are subject to resale restrictions, which expire in respect of 50% of these shares (2,985,170) in January 2017 and the remaining 50% in April 2017. As a result, certain of the shares covered by this prospectus are not currently available for trading. Upon the expiration of these resale restrictions, sales of a substantial number of our common shares in the public market could cause our share price to fall.

We expect that the price of our common shares will fluctuate substantially.

You should consider an investment in our common shares risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The price of our common shares that will prevail in the market after the sale of our common shares by a selling shareholder may be higher or lower than the price you have paid. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common shares. These risks include those described or referred to in this “Risk Factors” section and elsewhere in this prospectus as well as, among other things:

•	any delays in, or suspension or failure of, our existing and future studies;
•	announcements of regulatory approval or disapproval of any of our existing or future product candidates or of regulatory actions affecting us or our industry;
•	delays in the commercialization of our existing or future product candidates;
•	manufacturing and supply issues related to our development programs and commercialization of our existing or future product candidates;
•	quarterly variations in our results of operations or those of our competitors;
•	changes in our earnings estimates or recommendations by securities analysts or adverse publicity about us or our product candidates;
•	announcements by us or our competitors of new product candidates, significant contracts, commercial relationships, acquisitions or capital commitments;
•	announcements relating to future development or license agreements including termination of such agreements;
•	adverse developments with respect to our intellectual property rights or those of our principal collaborators;
•	commencement of litigation involving us or our competitors;
•	any major changes in our board of directors or management;
•	new legislation in the United States relating to the prescription, sale, distribution or pricing of pet pharmaceuticals or diagnostic products;
•	product liability claims, other litigation or public concern about the safety of our product candidates or future products;
•	market conditions in the animal health industry, in general, or in the pet therapeutics sector, in particular, including performance of our competitors; and
•	general economic conditions in the United States and abroad.

In addition, the stock market, in general, or the market for stocks in our industry, in particular, may experience broad market fluctuations, which may adversely affect the market price or liquidity of our common shares. Any sudden decline in the market price of our common shares could trigger securities class-action lawsuits against us. If any of our shareholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the time and attention of our management would be diverted from our business and operations. We also could be subject to damages claims if we are found to be at fault in connection with a decline in our stock price.

Our principal shareholders and management own a significant percentage of our common shares and will be able to exert significant control over matters subject to shareholder approval.

Based on shares outstanding as of November 30, 2016, our executive officers, directors, holders of 5% or more of our common shares and their respective affiliates will beneficially own 54,253,420 or 63.22% of our voting shares. These shareholders will have the ability to influence us through this ownership position and may be able to determine all matters requiring shareholder approval. For example, these shareholders may be able to control elections of directors, amendments of our organizational documents, or approvals of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common shares that you may feel are in your best interest as one of our shareholders.

We are an “emerging growth company,” as defined under the JOBS Act and if we take advantage of reduced disclosure requirements applicable to “emerging growth companies,” our common shares could be less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, or SOX, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. We cannot predict if investors will find our common shares less attractive if we choose to continue to rely on these exemptions. If some investors find our common shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common shares and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt out” of such extended transition period, however, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will incur significant costs as a result of operating as a U.S. public company, and our management will devote substantial time to new compliance initiatives.

As a Canadian public company, we were not required to comply with certain U.S. corporate governance and financial reporting practices and policies required of a U.S. publicly-traded company. As a U.S. publicly-traded company, we will incur significant legal, accounting and other expenses that we were not required to incur in the recent past, particularly after we are no longer an “emerging growth company” as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act, the JOBS Act, and the rules and regulations of the U.S. Securities and Exchange Commission, or SEC, have created uncertainty for U.S. public companies and increased our costs and time that our board of directors and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities.

Furthermore, the need to establish the corporate infrastructure demanded of a U.S. public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a U.S. public company. However, the measures we take may not be sufficient to satisfy our obligations as a U.S. public company.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may choose to take advantage of certain exemptions from various reporting requirements that are applicable to other U.S. public companies that are not “emerging growth companies.” These exceptions provide for, but are not limited to, relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved and an extended transition period for complying with new or revised accounting standards. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We may remain an “emerging growth company” for up to five years. See “Summary—JOBS Act” in this prospectus. To the extent we are no longer eligible to use exemptions from various reporting requirements under the JOBS Act, we may be unable to realize our anticipated cost savings from those exemptions.

Our internal control over financial reporting does not meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and share price.

As a Canadian public company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of U.S. public companies required by Section 404 of the Sarbanes-Oxley Act, or Section 404. We anticipate being required to meet these standards in the course of preparing our financial statements as of and for the year ended December 31, 2017, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company.” The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with Section 404. Furthermore, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and share price and could limit our ability to report our financial results accurately and timely.

If we sell common shares in future financings, shareholders may experience immediate dilution and, as a result, our share price may decline.

We may from time to time issue additional common shares at a discount from the existing trading price of our common shares. As a result, our shareholders would experience immediate dilution upon the sale of any shares of our common shares at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred shares or common shares. If we issue common shares or securities convertible into common shares, our common shareholders would experience additional dilution and, as a result, our share price may decline.

We have never and do not, in the future, intend to pay dividends on our common shares, and your ability to achieve a return on your investment will depend on appreciation in the market price of our common shares.

As described in the section entitled “Dividend Policy” in this prospectus, we have never paid and do not expect to pay dividends on our common shares in the future. We intend to invest our future earnings, if any, to fund our growth and not to pay any cash dividends on our common shares. Since we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market price of our common shares. There is no assurance that our common shares will appreciate in price.

An active, liquid and orderly market for our common shares may not develop, and you may not be able to sell your common shares.

Prior to this offering, our common shares have traded on the TSX-V. Trading of our common shares on the TSX-V limits the liquidity and price of our common shares more than if our common shares were listed on the NYSE MKT, which is a national securities exchange. Although we intend to apply to list our common shares on the NYSE MKT, we cannot assure you that our application will be approved or, even if approved for such listing, that an active trading market for our common shares will develop or be sustained following this offering. The lack of an active market may impair your ability to sell the common shares offered by this prospectus at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling common shares and may impair our ability to acquire other businesses, applications or technologies using our common shares as consideration, which, in turn, could materially adversely affect our business.

We intend to apply to list our common shares on the NYSE MKT. We can provide no assurance that our common shares will qualify to be listed, and if listed, that our common shares will continue to meet NYSE MKT listing requirements. If we fail to comply with the continuing listing standards of the NYSE MKT, our common shares could be delisted.

While we expect that our common shares will be eligible to be listed on the NYSE MKT, we can provide no assurance that our application will be approved, and that an active trading market for our common shares will develop and continue. If, after listing, we fail to satisfy the continued listing requirements of the NYSE MKT, such as the corporate governance requirements or the minimum closing bid price requirement, the NYSE MKT may take steps to delist our common shares. Such a delisting would likely have a negative effect on the price of our common shares and would impair your ability to sell or purchase common shares when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common shares to become listed again, stabilize the market price or improve the liquidity of our common shares, prevent our common shares from dropping below the NYSE MKT minimum bid price requirement or prevent future non-compliance with NYSE MKT’s listing requirements.

If our common shares are not listed on the NYSE MKT or another national securities exchange, compliance with applicable state securities laws may be required for subsequent offers, transfers and sales of our common shares.

The common shares offered hereby are being offered pursuant to one or more exemptions from registration and qualification under applicable state securities laws. If our common shares are listed on the NYSE MKT or another national securities exchange, we will not be required to register or qualify in any state the subsequent offer, transfer or sale of the common shares offered hereby, If our common shares are delisted from the NYSE MKT and are not eligible to be listed on another national securities exchange, subsequent transfers of our common shares offered hereby by U.S. holders may not be exempt from state securities laws. In such event, it will be the responsibility of the holder of the common shares to register or qualify the common shares for any subsequent offer, transfer or sale in the United States or to determine that any such offer, transfer or sale is exempt under applicable state securities laws.

If the selling shareholders sell a substantial number of our common shares in this offering upon the expiration of any applicable escrow or other contractual trading restriction period, the market price of our common shares could decline.

The sale of a substantial number of our common shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common shares. Upon the effectiveness of the registration statement of which this prospectus forms a part, 36,595,723 of the common shares offered hereby will be eligible for immediate sale. These sales, or the possibility that these sales may occur, also might make it more difficult for you to sell your common shares at a time and at a price that you deem appropriate, if at all. As of the date of this prospectus, an aggregate of 25,806,710 (or 31.03%) of our common shares are subject to escrow arrangements and a further 5,970,340 (or 7.18%) of our common shares (in addition to options to purchase 400,000 common shares) are subject to resale restrictions, which expire in respect of 50% of these shares (2,985,170) in January 2017 and the remaining 50% in April 2017. See “Shares Eligible for Future Sale – Escrow Agreements and Other Selling Restrictions.” If the holders of these common shares sell their shares upon the release of such shares from escrow restrictions, such shares could cause the trading price of our common shares to fall.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the success, cost and timing of our research and development activities and pivotal trials, including with respect to our lead product candidates, ZM-006 and ZM-012;
•	our ability to obtain regulatory approval from the FDA-CVM and/or the USDA-CVB for our pharmaceutical and diagnostic product candidates, as applicable;
•	our ability to obtain funding for our operations;
•	the ability of our CROs to appropriately conduct our safety studies and certain development activities;
•	the ability of our CMOs to manufacture and supply our product candidates in accordance with cGMP and our clinical needs;
•	our plans to develop and commercialize any product candidates for which we receive regulatory approval;
•	our ability to develop and commercialize product candidates that can compete effectively against the product candidates developed and commercialized by our competitors;
•	the size and growth of the veterinary therapeutics market;
•	our ability to obtain and maintain intellectual property protection for our current and future product candidates;
•	regulatory developments in the United States;
•	the loss of key scientific or management personnel;
•	our expectations regarding the period during which we will be an “emerging growth company” under the JOBS Act;
•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; and
•	our status as a PFIC for U.S. federal income tax purposes.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by these forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, do not protect any forward-looking statements that we make in connection with this offering.

USE OF PROCEEDS

We will not receive any proceeds from the sale of any of our common shares by the selling shareholders. We will pay estimated transaction expenses of approximately $           in connection with this offering.

PRICE RANGE OF COMMON SHARES

Our common shares initially commenced trading on the TSX-V on October 28, 2013 under the symbol “WOW.P”. Following the completion of the Qualifying Transaction on April 21, 2016, our common shares commenced trading on the TSX-V under the symbol “ZOM” on May 2, 2016. We intend to apply to list our common shares on the NYSE MKT.

The table below sets forth the high and low trade prices (in CDN$) of our common shares, as reported on the TSX-V for the periods shown.

Fiscal Year 2015	High		Low
Second Quarter	$	0.08	$	0.08
Third Quarter	$	No trades	$	No trades
Fourth Quarter[1]	$	n/a	$	n/a
Fiscal Year 2016
First Quarter[1]	$	n/a	$	n/a
Second Quarter[1]	$	1.05	$	0.30
Third Quarter	$	1.45	$	0.85
Fourth Quarter (through December 2, 2016)	$	1.75	$	0.95

1.	Trading (under the symbol “WOW.P”) was suspended effective November 2, 2015 as we had not completed a qualifying transaction within twenty-four (24) months of listing in accordance with the TSX-V requirements. Such trading suspension remained in place until completion of the Qualifying Transaction and resumed under the symbol “ZOM” on May 2, 2016.

The closing price of our common shares on the TSX-V on November 30, 2016 was CDN$1.37 per share. As of November 30, 2016, there were approximately 50 registered holders of record of our common shares.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common shares. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future credit facilities or other financing arrangements.

CAPITALIZATION

The following table sets forth our cash and total capitalization as of September 30, 2016.

This table should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

September 30, 2016
(unaudited)

Cash and cash equivalents	$3,863,900
Liabilities:
Shareholders’ loans payable	$6,726
Shareholders’ equity:
Common shares, without par value, unlimited common shares authorized, 83,173,196 common shares issued and outstanding as of September 30, 2016	9,337,266
Additional paid-in capital	158,266
Accumulated deficit	(4,859,007)
Total shareholders’ equity	$4,636,525
Total capitalization	$4,643,251

The outstanding share information in the table above is based on 83,173,196 common shares outstanding as of November 30, 2016, and excludes as of such date the following:

•	4,100,000 common shares issuable upon the exercise of outstanding options with a weighted average exercise price of $0.17 per share; and

•	4,217,319 common shares reserved for future issuance under our stock option plan. Our stock option plan provides that the maximum number of shares reserved for issuance upon exercise of stock options is equal to 10% of our issued and outstanding common shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a development stage veterinary pharmaceuticals and healthcare solutions company focused on developing safe and effective treatments for companion animals, primarily dogs, cats, and horses. We seek to identify drugs for indications that have already demonstrated safety and efficacy in humans and to develop therapeutics based on these drugs for similar indications in companion animals. We believe that our development approach will enable us to reduce the risks associated with obtaining regulatory approval for unproven product candidates and shorten the development times to bring our product candidates to market. We have four drug product candidates in early development and have identified several other potential product candidates for further investigation. We believe that there are significant unmet medical needs for pets, and that the pet therapeutics and diagnostics segments of the animal health industry are likely to grow substantially as new treatments and diagnostic processes are identified, developed and marketed specifically for companion animals.

We are also investigating the development of alternative drug delivery systems for our drug product candidates. Many of the human therapeutics used in companion animals are only available in pill or injectable form. However, it can be difficult to give a companion animal a shot or to assure that the animal has swallowed a pill. As a result, we believe that compliance with treatment regimens is a significant problem for veterinarians and pet owners. The challenges associated with medicating pets are unique, and we believe that developing product candidates that can be easily taken by the pet or that can be easily administered by pet owners will help increase compliance. We also believe that developing new drug delivery technologies will enable us to produce drug products that can command a premium price, as well as potentially expand the life cycle of existing products.

In addition, we are seeking to identify potential opportunities in the diagnostic sector. We believe that our management’s understanding of clinical veterinary practice will enable us to identify and develop diagnostics that have the potential to fill unmet needs or improve upon existing diagnostic processes frequently used by companion animal veterinarians. We believe that the regulatory pathway to obtain marketing approval of diagnostics for companion animals will be significantly shorter than similar diagnostic products intended for human use and, in certain cases, pre-marketing regulatory approval may be unnecessary, depending on the intended use of the diagnostic. We believe that veterinarians in clinical practice will embrace new diagnostics that enable them to more rapidly and accurately diagnose certain ailments in companion animals because this ability will facilitate prompt and proper treatment of these ailments and strengthen the relationship between veterinarians and pet owners.

We are a development-stage company with no products approved for marketing and sale, and we have not generated any revenue. We have incurred significant net losses since our inception. We incurred net losses of $1,820,536 for the period from May 14, 2015 (inception) through December 31, 2015 and $3,038,471 for the nine months ended September 30, 2016. These losses have resulted principally from costs incurred in connection with investigating and developing our product candidates, research and development activities and general and administrative costs associated with our operations. As of September 30, 2016, we had an accumulated deficit of $4,859,007 and cash and cash equivalents of $3,863,900.

For the foreseeable future, we expect to continue to incur losses, which will increase significantly from historical levels as we expand our product development activities, seek regulatory approvals for our product candidates and begin to commercialize them if they are approved by the Center for Veterinary Medicine branch of the U.S. Food and Drug Administration, or FDA-CVM, or the United States Department of Agriculture Center for Veterinary Biologics, or the USDA-CVB.

Qualifying Transaction

Zomedica Pharmaceuticals Corp. (formerly, Wise Oakwood Ventures Inc.) was originally incorporated as Wise Oakwood Ventures Inc. on January 7, 2013 under the Business Corporations Act (Alberta). On October 28, 2013, we completed our initial public offering in Canada and became classified as a Capital Pool Company, as defined under the rules of the TSX Venture Exchange, or TSX-V. On April 21, 2016, we changed our name to Zomedica Pharmaceuticals Corp. and consolidated our common shares on a one-for-two and one-half (2½) basis. ZoMedica Pharmaceuticals Inc., or ZoMedica Inc., was incorporated on May 14, 2015 under the Canada Business Corporations Act. On April 21, 2016, we completed a qualifying transaction, or the Qualifying Transaction, under TSX-V Policy 2.4 – Capital Pool Companies, consisting of a three-cornered amalgamation among our company, ZoMedica Inc. and our wholly-owned subsidiary. Under the Qualifying Transaction, ZoMedica Inc. and our subsidiary were amalgamated to form Zomedica Pharmaceuticals Ltd., or Zomedica Ltd. As consideration for the amalgamation, shareholders of ZoMedica Inc. became the owners of 97.6% (non-diluted) of our common shares, and ZoMedica Ltd. became our wholly-owned subsidiary. Subsequent to the Qualifying Transaction, Zomedica Ltd. was vertically amalgamated into our company. We have one wholly-owned subsidiary, ZoMedica Pharmaceuticals Inc., a Delaware company.

The Qualifying Transaction was treated as a reverse acquisition with ZoMedica Inc. being identified as the acquirer for accounting purposes and the net assets of Zomedica Pharmaceuticals Corp. being recorded at fair value at the date of the Qualifying Transaction. Consequently, the historical results of operations up to the date of the Qualifying Transaction are those of ZoMedica Inc.

Revenue

We do not have any products approved for sale, have not generated any revenue from product sales since our inception and do not expect to generate any revenue from the sale of products in the near future. If our development efforts result in clinical success and regulatory approval or collaboration agreements with third parties for any of our product candidates, we may generate revenue from those product candidates.

Operating Expenses

The majority of our operating expenses to date have been for the research and development activities related to our lead product candidates.

Research and Development Expense

All costs of research and development are expensed in the period incurred. Research and development costs primarily consist of salaries and related expenses for personnel, stock-based compensation expense, fees paid to consultants, outside service providers, professional services, travel costs and materials used in clinical trials and research and development.

We have four drug product candidates in early development and have identified several other potential product candidates for further investigation. We are also investigating the development of alternative drug delivery systems for our drug product candidates. In addition, we are seeking to identify potential opportunities in the diagnostic sector. We typically use our employee and infrastructure resources across multiple development programs. We track outsourced development costs by development compound but do not allocate personnel or other internal costs related to development to specific programs or development compounds.

General and Administrative Expense

General and administrative expense consists primarily of personnel costs, including salaries, related benefits and stock-based compensation for employees, consultants and directors. General and administrative expenses also include rent and other facilities costs and professional and consulting fees for legal, accounting, tax services and other general business services.

Professional Fees

Professional fees include attorney’s fees, accounting fees and consulting fees incurred in connection with product investigation and analysis, regulatory analysis, government relations, audit, securities offerings and general corporate and intellectual property advice.

Income Taxes

As of December 31, 2015, we had net operating loss carryforwards for federal and state income tax purposes of $1,353,850 and non-capital loss carryforwards for Canada of approximately $453,260, respectively, which will begin to expire in fiscal year 2035. We have evaluated the factors bearing upon the realizability of our deferred tax assets, which are comprised principally of net operating loss carryforwards and non-capital loss carryforwards. We concluded that, due to the uncertainty of realizing any tax benefits as of December 31, 2015, a valuation allowance was necessary to fully offset our deferred tax assets.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenue, costs and expenses and related disclosures during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those described below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 of the notes to our financial statements appearing elsewhere in this document, we believe that the estimates and assumptions involved in the following accounting policies may have the greatest potential impact on our financial statements.

JOBS Act

The Jumpstart Our Business Startups Act, or the JOBS Act, contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” We have irrevocably elected not to avail ourselves of the JOBS Act provision that an emerging growth company may delay adopting new or revised accounting standards until such times as those standards apply to private companies.

In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of fair value of stock-based compensation; the fair values of financial assets and liabilities; and forecasting future cash flows for assessing the going concern assumption.

Research and Development Costs

Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries and benefits, safety and efficacy studies and contract manufacturing costs, contract research costs, patent procurement costs, materials and supplies and occupancy costs. Research and development activities include internal and external activities associated with research and development studies of current product candidates and advancing product candidates towards a goal of obtaining regulatory approval to manufacture and market the product candidate.

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

Translation of Foreign Currencies

Transactions denominated in currencies other than U.S. dollars and the monetary value of assets and liabilities are translated at the period end exchange rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

Stock-based Award Granted on July 31, 2015

We measure the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted if the fair value of the goods or services received by us cannot be reliably estimated.

We calculate stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the vesting period of the option. The provisions of our stock-based compensation plans do not require us to settle any options by transferring cash or other assets, and therefore we classify the awards as equity. Stock-based compensation expense recognized during the period is based on the value of stock-based payment awards that are ultimately expected to vest.

We estimate forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

During the period from May 14, 2015 (inception) through December 31, 2015, we granted options to purchase 1,000,000 common shares. We did not have a stock option plan. The stock options vested immediately on the date of issuance. The continuity of the issuance of stock options is as follows:

As at December 31, 2015, details of the issued stock options are as follows:

	Number of Options	Weighted Avg Exercise Price (CDN)
Balance at May 14, 2015	-	$-
Options issued	1,000,000	0.05
Balance at December 31, 2015	1,000,000	$0.05

We used the Black-Scholes option pricing model to determine the fair value of options granted using the following assumptions:

Volatility	63%
Risk-free interest rate	1.54%
Expected life	5.0 years
Dividend yield	0%
Common share price	$0.04
Strike price	$0.04
Forfeiture rate	nil
Grant date fair value	$19,890

Volatility is determined based on volatilities of comparable companies given that we had no trading history.

The risk-free rate assumed in valuing the options is based on the Canadian treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is 0% as we do not expected to pay dividends in the foreseeable future. We estimated the stock option forfeitures to be Nil for period ended December 31, 2015.

We recorded stock based compensation of $19,890 related to the grant above during the period ended December 31, 2015.

On July 31, 2015, we completed a private placement of 16,164,170 common shares at a price of $0.04 per share for gross proceeds of $607,676. Given the July 31, 2015 grant date, our board of directors determined that the fair value of our common shares from the private placement would be used to establish the exercise price for this stock option grant.

Stock-based Awards Granted on March 28, 2016

On April 21, 2016 we adopted a stock-based compensation plan which authorizes the granting of stock options. We calculate stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the vesting period of the option. The provisions of our stock-based compensation plans do not require us to settle any options by transferring cash or other assets, and therefore we classify the awards as equity.

Stock-based compensation expense recognized during the period is based on the value of stock-based payment awards that are ultimately expected to vest.

During the nine months ended September 30, 2016, we granted options to purchase 3,500,000 common shares. We also had options to purchase 80,000 common shares deemed to be issued as part of the Qualifying Transaction disclosed above. These options were exercised immediately after the close of the Qualifying Transaction on April 21, 2016. During the nine months ended September 30, 2016, options to acquire 400,000 common shares were exercised on July 15, 2016.

The continuity of the issuance and exercise of stock options is as follows:

	Number of Options	Weighted Avg Exercise Price (CDN$)
Balance at May 14, 2015	-	-
Options issued	1,000,000	$0.05
Balance at December 31, 2015	1,000,000	0.05
Options issued	3,500,000	0.25
Options deemed to be issued through amalgamation	80,000	0.25
Options exercised on April 21, 2016	(80,000)	0.25
Options exercised on July 15, 2016	(400,000)	0.05
Balance at September 30, 2016	4,100,000	$0.22

As at September 30, 2016, details of the issued stock options (including options to acquire 400,000 common shares that were exercised in August 2016) are as follows:

Grant date	Exercise price (CDN$)	Number of options	Number of vested options	Weighted Avg Remaining Life (years)
July 31, 2015	$0.05	1,000,000	600,000	3.84
March 28, 2016	$0.25	3,500,000	3,500,000	1.56

The fair value of options granted as well as the deemed issuance of options during the nine months period ended September 30, 2016 was estimated using the Black-Scholes option pricing model to determine the fair value of options granted using the following assumptions:

	March 28, 2016	April 21, 2016
Volatility	63%	63%
Risk-free interest rate	0.56%	1.12%
Expected life	2.06 years	1 year
Dividend yield	0%	0%
Common share price	$0.15	$0.15
Strike price	$0.19	$0.19
Forfeiture rate	0	0

We recorded $148,390 of stock-based compensation for the nine-month period ended September 30, 2016. We recorded the cash receipt of $15,423 as capital stock and reclassified $7,956 of stock-based compensation to capital stock due to the exercise of options.

Volatility is determined based on volatilities of comparable companies as we do not have sufficient trading history. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options.

The risk-free rate assumed in valuing the options is based on the Canadian treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as we are not expected to pay dividends in the foreseeable future. We estimated stock option forfeitures to be Nil for the nine months ended September 30, 2016.

On December 22, 2015, we completed a private placement of common shares at a price of $0.19 per share.  Because we failed to complete a qualifying transaction within 24 months of our initial listing on the TSX-V, trading in our common shares was suspended from November 22, 2015 until May 2, 2016, after we had completed the Qualifying Transaction.  As a result, there was no contemporaneous trading in our common shares when these grants were made.  On April 21, 2016, we completed the Qualifying Transaction at an ascribed price of $0.19 per share, determined in accordance with the requirements of and approved by the TSX-V.  Given the lack of a contemporaneous trading price and the close proximity of the December 2015 private placement and the April 2016 Qualifying Transaction, our board of directors determined that the fair value of our common shares was $0.19 per share as of the date of these stock option grants.

Loss Per Share

Basic loss per share, or EPS, is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive.

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase our common shares issued during the period were not included in the computation of diluted EPS, as the effect would be anti-dilutive.

Comprehensive Loss

We follow ASC topic 220. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive loss is net loss plus certain items that are recorded directly to shareholders' equity. We currently have no other comprehensive loss items.

Results of Operations

Period from May 14, 2015 (inception) through December 31, 2015

Our results of operations from May 14, 2015 (inception) through December 31, 2015 are as follows:

Period from May 14, 2015 (Inception)
to December 31, 2015
$
Expenses
Research and development	805,369
General and administrative	341,239
Professional fees	672,138
Amortization	751
Depreciation	5,998
Loss from operations	1,825,495

Foreign exchange gain	(7,849)
Loss on sale of equipment	2,890

Loss before income taxes	1,820,536

Income tax expense	-

Net loss and comprehensive loss for the year	1,820,536

Revenue

We did not generate any revenue during the period from May 14, 2015 (inception) through December 31, 2015.

Research and Development

Research and development expense for the period from inception through December 31, 2015 was $805,369. The majority of this expense related to consultant costs of $324,341 and business plan development of $300,000 as we commenced operations, ramped up our clinical activities, and outsourced in vitro and in vivo work, prior to building an in-house laboratory in Ann Arbor, Michigan and hiring employees. Research and development expense also included wage and benefit expenses of $127,346 resulting from the hiring of our first employees. We expect that research and development expense will increase in 2016 and future periods as we increase the scope of our activities.

General and Administrative

General and administrative expense for the period from inception through December 31, 2015 was $341,239, which included wages and benefits of $83,193, office costs of $71,872 and supplies of $62,172 associated with the opening of our office in Ann Arbor. We expect that general and administrative expense will increase in 2016 and future periods as we hire additional staff to support our increased activities.

Professional Fees

Professional fees for the period from inception through December 31, 2015 were $672,138, consisting primarily of consulting fees incurred in connection with establishing our initial operations and preparing to execute our business plan, as well as legal fees incurred in connection with the Qualifying Transaction and our initial fundraising efforts.

Loss

We recorded a loss for the period from inception through December 31, 2015 of $1,820,536 or $0.04 per share. The loss was attributed to the matters described above. We expect to continue to record losses in future periods until such time as have sufficient revenue from our product candidates to offset our operating expenses.

Nine Months Ended September 30, 2016 Compared to Period From May 14, 2015 to September 30, 2015

Our results of operations for the nine months ended September 30, 2016 and the period from May 14, 2015 to September 30, 2015 are as follows:

		Period from
	Nine months ended	May 14, 2015 -
	September 30, 2016	September 30, 2015	Change
	$	$	$	%
Expenses
Research and development	941,016	464,212	476,804	103%
General and administrative	1,126,028	153,269	972,759	635%
Professional fees	659,144	499,070	160,074	32%
Listing expenses	278,999	-	278,999	N/A
Amortization	2,018	286	1,732	606%
Depreciation	27,287	1,832	25,455	1389%
Loss from operations	3,034,492	1,118,669	1,915,823	171%

Foreign exchange loss	3,979	-	3,979	N/A
			-
Loss before income taxes	3,038,471	1,118,669

Income tax expense	-	-	-	N/A

Net loss and comprehensive loss for the period	3,038,471	1,118,669	1,919,802	172%

Revenue

We did not generate any revenue during the nine months ended September 30, 2016 or for the period from March 14, 2015 to September 30, 2015.

Research and Development

Research and development expense for the nine months ended September 30, 2016 was $941,016, compared to $464,212 for the period from May 14, 2015 to September 30, 2015, an increase of $476,804, or 103%. The increase was primarily due to an increase in research and development activities during the 2016 period, which included a full nine months compared to four and one half months in the 2015 period, including setting up our laboratory space in Ann Arbor, hiring of additional personnel and increased contracted outsourcing activities as we continued work on ZM-012 and ZM-006. We expect that our research and development expense will increase throughout 2016 and future periods will increase due to the ongoing preparation of clinical work to support our existing product candidates and additional development work on additional veterinary pharmaceutical candidates and technologies.

General and Administrative

General and administrative expense for the nine months ended September 30, 2016 was $1,126,028, compared to $153,269 for the period from May 14, 2015 to September 30, 2015, an increase of $972,759, or 635%. The increase was primarily due to an increased level of activity during the 2016 period, which included a full nine months compared to four and one half months in the 2015 period, including the hiring of additional personnel. General and administrative expense in the 2016 period included share-based compensation expense of $148,390, compared to $19,890 in the period from May 14, 2015 to September 30, 2015. We expect that general and administrative expense will increase throughout 2016 and future periods as we increase our level of activity.

Professional Fees

Professional fees for the nine months ended September 30, 2016 were $659,144, compared to $499,070, an increase of $160,074, or 32%. The increase was primarily due to expenses incurred in connection with the consummation of the Qualifying Transaction and expenses associated with the listing of our common shares on the TSX Venture Exchange.

Listing Expense

The difference between the net assets acquired and the fair value of the consideration granted in the Qualifying Transaction was treated as a listing expense relating to the listing of our common shares on the TSX-V. The listing expense for nine months ended September 30, 2016 was $278,999.

Loss

The loss for the nine months ended September 30, 2016 was $3,038,471 or $0.04 per share, compared with a loss of $1,118,669 or $0.03 per share for the period from May 14, 2015 to September 30, 2015. The loss in each period was attributed to the matters described above. We expect to continue to record losses in future periods until such time as have sufficient revenue from our product candidates to offset our operating expenses.

Liquidity and Capital Resources

We have incurred losses and negative cash flows from operations and have not generated any revenue since our inception in May 2015. As of September 30, 2016, we had an accumulated deficit of $4,859,007. We have funded our working capital requirements primarily through the sale of our common shares. At September 30, 2016, we had cash of $3,863,900. We believe that our existing cash is sufficient to fund our plan operations for at least the next 12 months. Our ability to continue as a going concern is ultimately dependent upon our ability to achieve sustainable positive cash flow from operations. However, we do not expect to generate revenue from the sale of our product candidates for the foreseeable future. To the extent that we do not generate sufficient cash flow from our operations, we intend to finance our working capital requirements through equity and/or debt financings, development agreements or marketing license agreements, the collection of revenues resulting from future commercialization activities and/or new strategic partnership agreements. There can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development activities, our ability to obtain regulatory approvals, market acceptance of any products for which we receive marketing approval, conditions in the capital markets generally and in the veterinary products industry, strategic alliance agreements and other relevant commercial considerations.

If we raise additional funds by issuing equity securities, our existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict operations. In the event that we are unable to obtain sufficient capital to meet our working capital requirements, we may be required to significantly change or curtail current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated. In such an event, we may not be able to take advantage of business opportunities, and may have to terminate or delay safety and efficacy studies, curtail our product development programs, or sell or assign rights to our product candidates, products and technologies.

Our future capital requirements depend on many factors, including, but not limited to:

•	the scope, progress, results and costs of researching and developing our current or future product candidates;

•	the timing of, and the costs involved in, obtaining regulatory approvals for any of our current or future product candidates;

•	the number and characteristics of the product candidates we pursue;

•	the cost of manufacturing our current and future product candidates and any products we commercialize;

•	the cost of commercialization activities if any of our current or future product candidates are approved for sale, including marketing, sales and distribution costs;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing possible patent claims, including litigation costs and the outcome of any such litigation.

Cash Flows

The following table shows a summary of our cash flows for the periods set forth below:

	Nine Months ended September 30, 2016	Period from May 14, 2015- September 30, 2015	Change		Period from May 14, 2015 (inception) to December 31, 2015
	$	$	$	%	$
Cash flows used in operation activities	(3,080,122)	(208,868)	(2,871,254)	1375%	(901,772)
Cash flows provided by financing	3,927,001	402,155	3,524,846	876%	4,266,699
Cash flows used in investing	(226,689)	(74,648)	(152,041)	204%	(121,217)
Increase in cash	620,190	118,639	501,551	423%	3,243,710
Cash and Cash equivalents, beginning of period	3,243,710	0	3,243,710	N/A	0
Cash and Cash equivalents, end of period	3,863,900	118,639	3,745,261	3157%	3,243,710

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2016 was $3,080,122, compared to $208,868 for the period from May 14, 2015 to September 30, 2015, an increase of $2,871,254. The increase resulted primarily from a $1,919,802 increase in our net loss for the nine months ended September 30, 2016, compared to our net loss for the period from May 14, 2015 to September 30, 2015 as well as an increase in prepaid expenses relating primarily to an approximately $802,000 deposit relating to the additional leased office space in Ann Arbor, offset in part by approximately $279,000 in non-cash listing expense relating to the Qualifying Transaction.

Net cash used in operating activities for the period from inception through December 31, 2015 was $901,772, which resulted primarily from our net loss of $1,820,536 for the period, offset in part by the issuance of common shares in lieu of cash for services in the amount of $952,705.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2016 was $3,927,001, compared to $402,155 for the period from May 14, 2015 to September 30, 2015, an increase of $3,524,846. The increased resulted primarily from the receipt of $3,875,500 of proceeds from our private placement of common shares that closed in August 2016 and cash received in connection with the Qualifying Transaction, offset in part by a reduction of $212,155 of investor deposits from the 2015 period, $190,000 in proceeds from the sale of common shares in the 2015 period, as well as cash issuance costs of $94,900 relating to the August 2016 private placement.

Net cash provided by financing activities for the period from inception through December 31, 2015 was $4,266,699, which primarily related to the issuance of common shares for cash proceeds of $190,000 in July 2015 and the issuance of common shares for cash proceeds of $4,071,986 in December 2015.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2016 was $226,689, compared to $74,648 for the period from May 14, 2015 to September 30, 2015, an increase of $152,041. The increase resulted primarily from an increase in the purchase of research and equipment in support of our research and development activities.

Net cash used in investing activities for the period from inception through December 31, 2015 was $121,217, which primarily resulted from the purchase of research equipment, office furniture, computers and leasehold improvements as we commenced our operations.

Off Balance Sheet Arrangements

Since inception, we have not engaged in the use of any off-balance sheet arrangements, such as structured finance entities, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures about Liquidity and Market Risk

Liquidity risk is the risk that we will encounter difficulty raising liquid funds to meet our commitments as they fall due. In meeting our liquidity requirements, we closely monitor our forecasted cash requirements with expected cash drawdown.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates. Due to the fact that our cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

We are also exposed to credit risk at period end from the carrying value of our cash. We manage this risk by maintaining bank accounts with a Canadian Chartered Bank and a U.S. bank that is a member of the Federal Deposit Insurance Corporation. Our cash is not subject to any external restrictions.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash. We had no foreign currency hedges or other derivative financial instruments as of September 30, 2016. We do not enter into financial instruments for trading or speculative purposes and do not currently utilize derivative financial instruments.

We have balances denominated in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss, while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by us versus the U.S. dollar would affect our loss and other comprehensive loss by $100,000.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016 the FASB issued ASU No. 2016-08 to clarify the implementation guidance on considerations of whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU No. 2016-10 to clarify guidance on identifying performance obligations and the implementation guidance on licensing. In May 2016, the FASB issued amendments ASU No. 2016-11 and 2016-12 to amend certain aspects of the new revenue guidance (including transition, collectability, noncash consideration and the presentation of sales and other similar taxes) and provided certain practical expedients. The guidance is effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods). Early adoption is permitted but not before the annual reporting period (and interim reporting period) beginning January 1, 2017. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. We are in the process of evaluating the amendments to determine if they have a material impact on our financial position, results of operations or cash flows.

In June 2014, the FASB issued ASU No. 2014-12 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D.2 The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. We do not expect the adoption of the amendments to have a material impact on our financial position, results of operations or cash flow. In March 2016, the FASB issued new guidance ASU No. 2016-09 which simplifies several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, accounting for forfeitures, and classification on the statement of cash flows. The guidance is effective for reporting periods (including interim periods) beginning after December 15, 2016. Early adoption is permitted. We are in the process of evaluating the amendments to determine if they have a material impact on our financial position, results of operations or cash flows.

In 2014, the FASB issued ASU No. 2014-15, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. We are in the process of evaluating the amendments to determine if they have a material impact on our financial position, results of operations, cash flows or disclosures.

In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity, which applies to any entity that is an issuer of, or invests in, hybrid financial instruments that are issued in the form of a share. The amendments in ASU No. 2014-16 clarify that an entity must take into account all relevant terms and features when reviewing the nature of the host contract. Additionally, the amendments state that no one term or feature would define the host contract’s economic characteristics and risks. Instead, the economic characteristics and risks of the hybrid financial instrument as a whole would determine the nature of the host contract. ASU No. 2014-16’s amendments will be effective for public business entities for fiscal years, and interim periods within those fiscal years, starting after December 15, 2015, with early adoption permitted. We are in the process of evaluating the amendments to determine if they have a material impact on our financial position, results of operations or cash flows.

In January 2016, the FASB issued ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. We are in the process of evaluating the amendments to determine if they have a material impact on our financial position, results of operations, cash flows or disclosures.

In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for operating leases under current GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance. Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early application is permitted. We are in the process of evaluating the amendments to determine if they have a material impact on our financial position, results of operations, cash flows or disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the Statement of Cash Flows. ASU 2016-15 will be effective on May 1, 2018, and will require adoption on a retrospective basis unless it is impracticable to apply, in which case we would be required to apply the amendments prospectively as of the earliest date practicable. We are in the process of evaluating the amendments to determine if they have a material impact on our financial position, results of operations, cash flows or disclosures.

BUSINESS

Overview

We are a development stage veterinary pharmaceuticals and healthcare solutions company focused on developing safe and effective treatments for companion animals, primarily dogs, cats, and horses. We seek to identify drugs for indications that have already demonstrated safety and efficacy in humans and to develop therapeutics based on these drugs for similar indications in companion animals. We believe that our development approach will enable us to reduce the risks associated with obtaining regulatory approval for unproven product candidates and shorten the development times to bring our product candidates to market. We have four drug product candidates in early development and have identified several other potential product candidates for further investigation. We believe that there are significant unmet medical needs for pets, and that the pet therapeutics and diagnostics segments of the animal health industry are likely to grow substantially as new treatments and diagnostic processes are identified, developed and marketed specifically for companion animals.

We are also investigating the development of alternative drug delivery systems for our drug product candidates. Many of the human therapeutics used in companion animals are only available in pill or injectable form. However, it can be difficult to give a companion animal a shot or to assure that the animal has swallowed a pill. As a result, we believe that compliance with treatment regimens is a significant problem for veterinarians and pet owners. The challenges associated with medicating pets are unique, and we believe that developing product candidates that can be easily taken by the pet or that can be easily administered by pet owners will help increase compliance. We also believe that developing new drug delivery technologies will enable us to produce drug products that can command a premium price as well as potentially expand the life cycle of existing products.

In addition, we are seeking to identify potential opportunities in the diagnostic sector. We believe that our management’s understanding of clinical veterinary practice will enable us to identify and develop diagnostics that have the potential to fill unmet needs or improve upon existing diagnostic processes frequently used by companion animal veterinarians. We believe that the regulatory pathway to obtain marketing approval of diagnostics for companion animals will be significantly shorter than similar diagnostic products intended for human use and, in certain cases, pre-marketing regulatory approval may be unnecessary, depending on the intended use of the diagnostic. We believe that veterinarians in clinical practice will embrace new diagnostics that enable them to more rapidly and accurately diagnose certain ailments in companion animals because this ability will facilitate prompt and proper treatment of these ailments and strengthen the relationship between veterinarians and pet owners. According to DVM Newsmagazine’s State of the Profession Report for 2012 diagnostics have grown as a service in private practices, illustrating an established interest in providing diagnostics as a service and an opportunity for novel revenue growth.

Market Opportunity

U.S. consumers spent an estimated $62.8 billion on their pets in 2016, according to the American Pet Products Association, or APPA, an increase of 63% from 2006. The veterinary care segment has been among the fastest growing segments of the overall U.S. pet market. This segment accounted for an estimated $15.9 billion in revenue in 2016, an increase of 72% from 2006.

According to Brakke Consulting in 2014, the global companion animal market for pharmaceuticals, biologics and parasiticides is estimated at $9.8 billion. Westernized and developed areas such as North America, Europe and Japan represent the areas of greatest market opportunity. Of that, the United States, with an estimated $4.2 billion market share, is the single largest companion animal market worldwide. Future Market Insights estimates that the global companion animal drug market is expected to grow at a compounded annual growth rate of 4.9% from 2015-2025.

We believe that several factors have contributed and will continue to contribute to an increase in spending on pet therapeutics. Companion animals are generally living longer, with the average lifespan for dogs increasing by half a year to 11 years between 2002 and 2012 according to a study by Banfield Pet Hospital. As a result, companion animals increasingly require medical treatment. According to Pet Business magazine in its December 2015 issue, the pet industry’s growth has also been linked to the baby boomer generation and that generation’s focus on their “pet children.” Pet Business magazine also predicts that the millennial generation will continue the trend of the baby boomers in their enthusiasm for and interest in their pets and pet products and services. This, we believe, along with the increasing awareness of, as the U.S. Public Health Service states, “the mental and emotional benefits of companion animals” and our use of companion animals to address or assist in a range of health and wellness issues including post-traumatic stress disorder and autism, will bolster the growth and development of the pet therapeutics market.

Development of Companion Animal Therapeutics

Relative to human drug development, the development of companion animal therapeutics is generally faster, more predictable and less expensive, since it requires fewer clinical studies involving fewer subjects and can be conducted directly in the target species. Based on our progress since we commenced our business in May 2015, we that believe we will be able to develop a product candidate from the initial opening of an INAD, with the FDA-CVM, to marketing approval in three to five years at a cost of approximately $3 million to $5 million per product candidate. According to the Tufts Center for the Study of Drug Development, the successful development of a new drug for use in humans can take more than ten years and requires an average out-of-pocket expenditure of approximately $1.4 billion. The lower cost associated with the development of therapeutics for companion animals permits us to pursue multiple product candidates simultaneously and to spread the risk of failure across a number of product candidates, rather than concentrating all of our resources on one novel candidate that may ultimately fail to achieve regulatory approval or market acceptance.

Because we are developing product candidates that are based on drugs that have been successfully developed for and are used by humans, we believe that we will be able to avoid certain expenses associated with the development process of a new API, to comply with current good manufacturing practices, or cGMP, standards for our product candidates, and to advance our development programs more rapidly than if we were pursuing entirely new chemical entities. Because the APIs we use to develop our drug product candidates have already been approved for use in humans, we believe that the risk of failure of a specific drug product candidate will be significantly lower than if we were attempting to develop a novel compound.

The respective businesses of developing and commercializing therapeutics for companion animals and for humans share a number of characteristics, including the need to demonstrate safety and efficacy in clinical trials, obtain FDA-CVM or other regulatory approval for marketing, the obligation to manufacture the therapeutics in facilities compliant with cGMP requirements and to market the therapeutics only for their intended indication based on claims permitted in the product label, and not for other uses, which is referred to as off-label use.

However, despite these similarities, there are a number of important differences between the companion animal therapeutics and human therapeutics businesses, including:

•	Faster, less expensive and more predictable development. The development of therapeutics for companion animals requires fewer clinical studies in fewer subject animals than the development of human therapeutics and, unlike human therapeutics, studies are conducted directly in the target species. We believe that our strategy of selecting APIs with demonstrated efficacy and safety in humans and that are currently being used by veterinarians in their human compounded form enhances the predictability of results and probability of success of our pivotal trials relative to novel compounds that have not been previously validated.

•	Role and incentives for veterinary practices. In the United States, veterinarians generally serve the dual role of doctor and pharmacist, and pet owners typically purchase medications directly from their veterinarians. However, veterinarians often are required to have human drugs specially compounded by third-party compounding pharmacies for use in smaller companion animals resulting in the loss of much of the associated prescription revenue and increasing the uncertainty around precise dosing and administration. We believe that therapeutics specifically developed for companion animals will enable veterinarians to provide potentially superior treatment options, while also increasing revenue streams from the sale of these therapeutics.

•	Primarily private-pay nature of veterinary market. Pet owners in the United States generally pay for therapeutics for their companion animals out-of-pocket. According to statistics cited by Consumer Reports, in 2014 less than 1% of dogs and cats were covered by a pet insurance plan. As a result, pet owners must make decisions primarily on their veterinarians’ advice regarding available treatment options, rather than on the eligibility of the treatment option for reimbursement by insurance companies or government payers. We believe that this results in less pricing pressure than in human healthcare, although the limited adoption of insurance may also reduce pet owners’ ability to pay for therapeutics recommended by their veterinarians.

•	Less generic competition and strong brand loyalty. There is less generic competition in the companion animal therapeutics industry than in the human healthcare industry. According to the Generic Animal Drug Alliance, 86% of FDA-approved animal drugs do not have a generic version. We believe that stronger brand loyalty and a lack of the mandatory generic drug substitution that exists in the human pharmaceutical market, partially explains the low penetration of generics in veterinary medicine.

Unmet Medical Needs

Despite the growing market for pet therapeutics, there are relatively few treatment options approved for use in companion animals, as compared to those approved for humans. As a result, veterinarians often must resort to prescribing products approved for use in humans but not approved or formulated for use in companion animals. According to the FDA’s Electronic Animal Drug Product Listing Directory, approximately 59% of the therapeutics used in pets are unapproved for such use. As a result, veterinarians must rely upon trial and error or untested rules of thumb to assess the proper dosage needed to be effective in the particular species without undue risk of side effects. The veterinarian must also find a way to administer the human product in animals and determine the amount actually dosed, which are important and potentially overlooked practical considerations in the treatment of companion animals. To do this, veterinarians must rely on compounding pharmacies to formulate human drugs into species appropriate doses and formulations. As a result, veterinarians are forced to rely on therapeutics not proven safe and effective for their patients and formulations for which no regulatory approval has been obtained. At the same time, the use of compounding pharmacies results in the loss of much of the associated prescription revenue.

We believe that therapeutics specifically developed for companion animals can extend and improve the quality of the lives of such animals, help veterinarians achieve improved medical outcomes and make the process of administering therapeutics to companion animals much more convenient and safer. Advances in human medicines have created new therapeutics for managing many chronic diseases. Pets often suffer from many of these same diseases. In many cases, the biologies of these diseases in companion animals are very similar to those in humans which explains why animal efficacy models are used for human drug development. Because of the similarity of the diseases and their symptoms and effects, many human drugs, when formulated properly and administered in proper doses, are effective in companion animals. However, most human drugs are neither specially formulated nor approved for use in animals.

Many of the human therapeutics used in companion animals are only available in pill or injectable form. However, it can be difficult to give a companion animal a shot or to assure that it has swallowed a pill. It can also be difficult to divide human pills into small enough parts to achieve an appropriate dosage for companion animals. As a result, we believe that compliance with treatment regimens is a significant problem for veterinarians and pet owners. The challenges associated with medicating pets are unique, and we believe that developing product candidates that can be easily taken by the pet or that can be easily administered by pet owners will help increase compliance. We also believe that developing new drug delivery technologies will enable us to produce drug products that can command a premium price as well as potentially expand the life cycle of existing products.

We believe that our management’s understanding of clinical veterinary practice will enable us to identify and develop diagnostics that have the potential to fill unmet needs or improve upon existing diagnostic processes frequently used by companion animal veterinarians. We believe the regulatory pathway to obtain marketing approval of diagnostics for companion animals will be significantly shorter than similar diagnostic products intended for human use and, in certain cases, pre-marketing regulatory approval may be unnecessary, depending on the intended use of the diagnostic. We believe that veterinarians in clinical practice will embrace new diagnostics that enable them to more rapidly and accurately diagnose certain ailments in companion animals because this ability will facilitate prompt and proper treatment of these ailments and strengthen the relationship between veterinarians and pet owners. According to DVM Newsmagazine’s State of the Profession Report for 2012, diagnostics have grown as a service in private practices, illustrating an established interest in providing diagnostics as a service and an opportunity for novel revenue growth.

Product Pipeline

Therapeutics

We have two lead drug product candidates. Our first lead drug product candidate is ZM-012, an anti-infective in pill form that is intended for use in dogs. We are investigating ZM-012 pursuant to an INAD opened with the FDA-CVM in April 2016. The API in ZM-012 has been the subject of multiple studies in humans and has been approved for use in humans for decades. We are working on the formulation of ZM-012 and expect to finalize this formulation work in the fourth quarter of 2016. We commenced pilot testing of ZM-012 in the fourth quarter of 2016 to determine potential clinical endpoints for a pivotal trial. We expect to complete pilot testing of ZM-012 in the first half of 2017. We expect to commence a pivotal safety study of ZM-012 in the second half of 2017.

Our second lead drug product candidate is ZM-006, a transdermal gel treatment for a metabolic disorder intended for use in cats. We are investigating ZM-006 pursuant to an INAD opened with the FDA-CVM in June 2016. The API in ZM-006 has been the subject of multiple studies in humans and has been approved for use in humans for decades. We are working on the formulation of ZM-006 and expect to finalize this formulation work in first half of 2017. We expect to commence a pivotal efficacy trial of ZM-006 in the first half of 2018. On June 29, 2016, we filed a provisional application for a patent with the USPTO, for our formulation of ZM-006.

We are investigating ZM-007, an oral suspension of ZM-012 also intended for use in dogs, pursuant to an INAD opened with the FDA-CVM in October 2016. We are continuing our formulation work on ZM-007 and expect to commence pilot testing in the first half of 2017.

We also are investigating ZM-011, a transdermal gel treatment for behavioral disorders intended to use in cats. The API in ZM-011 has been the subject of multiple studies in humans and has been approved for use in humans for decades. We expect to submit an INAD application for ZM-011 by the end of 2016.

In addition to these drug product candidates, we have identified a number of other potential drug product candidates that we intend to study, subject to obtaining additional capital and validation of data.

Drug Delivery

In April 2016, we entered into a collaboration agreement with CTX Technology, Inc., or CTX, which has developed a peptide-based skin penetration platform technology for the topical delivery of a range of APIs. Under this agreement, we have an option to obtain an exclusive worldwide license to use CTX’s technology platform in animals. In the event that we exercise the option, we would be required to pay CTX a one-time license fee of $20,000 and to pay CTX a royalty in the low single digits on any products we sell that incorporate their technology. Pursuant to the terms of the agreement, we are responsible for our own development expenses. We have commenced early development work under the agreement.

Diagnostics

We are seeking to identify potential opportunities in the diagnostic sector. We believe that our management’s understanding of clinical veterinary practice will enable us to identify and develop diagnostics that have the potential to fill unmet needs or improve upon existing diagnostic processes frequently used by companion animal veterinarians. We believe that the regulatory pathway to obtain marketing approval of diagnostics for companion animals will be significantly shorter than similar diagnostic products intended for human use and, in certain cases, pre-marketing regulatory approval may be unnecessary, depending on the intended use of the diagnostic. We believe that veterinarians in clinical practice will embrace new diagnostics that enable them to more rapidly and accurately diagnose certain ailments in companion animals because this ability will facilitate prompt and proper treatment of these ailments and strengthen the relationship between veterinarians and pet owners. According to DVM Newsmagazine’s State of the Profession Report for 2012, diagnostics have grown as a service in private practices, illustrating an established interest in providing diagnostics as a service and an opportunity for novel revenue growth.

Research and Development

Our drug product candidate development programs focus on the development of product candidates for target indications that have already demonstrated safety and efficacy in humans and to develop therapeutics based on these drugs for similar target indications in companion animals. We are also investigating the development of alternative drug delivery systems for our drug product candidates. In addition, we have performed development work in an effort to identify diagnostics for potential use in companion animals. We use a contract research organization, or CRO, to assist us in performing our research and development activities.

In connection with these activities, we have incurred and will continue to incur significant research and development expenses. Our research and development expenses were $805,369 for the period from inception to December 31, 2015 and $914,016 and $464,212 for the nine months ended September 30, 2016 and for the period from May 14, 2015 to September 30, 2015, respectively.

Sales and Marketing

We intend to commercialize any product candidate for which we receive regulatory approval in the United States with a direct sales force. Our direct sales force will sell products directly to veterinarians, who typically mark up the therapeutics they prescribe for pet owners. According to DVM360, approximately 20% of pet veterinary practice revenue comes from prescription drug sales, vaccinations and non-prescription medicines. We believe that veterinarians are self-motivated to prescribe innovative therapeutics that are safe, effective and supported by reliable clinical data and regulatory approval in order to improve the health of companion animals, while also generating additional revenue.

We also intend to selectively utilize distributors, which we believe will enable us to expand our commercial reach to a majority of all veterinarians in the United States. We believe that we can compete effectively with a combination of our own direct sales force and complementary distributors.

To support our marketing efforts, we intend to introduce a unique “Voice of the Vet” program in the fourth quarter of 2016 to build brand awareness and loyalty as well as to obtain insight into unmet veterinary needs and receptivity to future product offerings. Our “Voice of the Vet” program will invite veterinarians, practice managers and veterinary technicians to participate in a social media experience where they can share ideas and experiences with each other as well as with us through an interactive platform. As part of our commercialization strategy, we also plan to participate in large veterinary meetings and to establish partnerships with leading veterinary colleges.

Manufacturing

We have no internal manufacturing capabilities. To ensure a dependable and high quality supply of the APIs for our pilot studies and pivotal trials, we rely on cGMP-compliant contract manufacturers rather than devote capital and resources toward developing or acquiring our own manufacturing facilities. Because the APIs in our drug product candidates have been used in human drugs, we believe that there are multiple contract manufacturers for our drug product candidates that have demonstrated the ability to provide high-quality formulated products to us more cheaply than we could on our own. We believe that the contract manufacturers of our trial supplies will be able to provide commercial supplies of any of our drug product candidates approved for marketing.

While we and our contract manufacturers have historically been able to obtain supplies of the APIs for development of our drug product candidates, neither we nor our contract manufacturers have long-term supply agreements with the API manufacturers. We also have no agreements for commercial-scale supply of the API or manufacture of any of our drug product candidates. As a result, we and our contract manufacturers may be unable to procure API in a timely manner on commercially reasonable terms, or at all.

Intellectual Property

We intend to rely primarily upon a combination of regulatory exclusivity, proprietary know-how, and confidentiality agreements to protect our product formulations, processes, methods and other technologies and to preserve any trade secrets and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. We currently have no issued patents and have only one provisional patent application pending. Because our drug product candidates are based on approved human drugs, there is little, if any, composition-of-matter patent protection available to us for the API in such product candidates. Where feasible, however, we intend to pursue the broadest intellectual property protection possible for our compounds and any proprietary technology through enhanced formulations of our drug product candidates. For example, on June 29, 2016, we filed a provisional application for patent with the USPTO for our formulation of ZM-006. However, even intellectual property protection, if available to us, may not afford us with complete protection against competitors.

Under the terms of our collaboration agreement with CTX we have an option to obtain an exclusive worldwide license to use CTX’s technology platform in animals. We will also have the exclusive right to use any jointly developed intellectual property in the animal field of use.

We depend upon the skills, knowledge and experience of our management personnel, as well as that of our other employees, advisors, consultants and contractors, none of which are patentable. To help protect our know-how, and any inventions for which patents may be difficult to obtain or enforce, we require all of our employees, consultants, advisors and other contractors to enter into customary confidentiality and inventions agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

Competition

Therapeutics

While there are fewer competitors in the pet therapeutics industry than in the human pharmaceutical industry, the development and commercialization of new animal health medicines is highly competitive, and we expect considerable competition from major pharmaceutical, biotechnology and specialty animal health medicines companies.

Our potential competitors include large animal health companies, which currently derive the majority of their revenue from livestock medications. Large animal health companies include Merck Animal Health, the animal health division of Merck & Co., Inc.; Merial, the animal health division of Sanofi S.A.; Elanco, the animal health division of Eli Lilly and Company; Bayer Animal Health, the animal health division of Bayer AG; Novartis Animal Health, the animal health division of Novartis AG; Boehringer Ingelheim Animal Health, the animal health division of Boehringer Ingelheim GmbH; and Zoetis, Inc., as well as European companies such as Virbac S.A., Vetoquinol S.A., and Dechra Pharmaceuticals PLC. We are also aware of several smaller early stage companies that are developing products for use in the pet therapeutics market, including Kindred Biosciences, Inc., Aratana Therapeutics, Inc. and Jaguar Animal Health, Inc. Our drug product candidates will also face competition from medicines and products approved for use in humans that are used off-label for pets. Private organizations, academic institutions and government agencies conducting animal health product research are also considered potential competitors.

Diagnostics

Our potential competitors include large human pharmaceutical and medical diagnostics companies, small businesses focused on animal health and reference laboratory services provided by academic institutions and in-clinic product providers. These competitors include Idexx Laboratories, Inc., Antech Diagnostics, a unit of VCA Inc., Abaxis, Inc., Heska Corporation and Zoetis Inc.

General

Many of our competitors and potential competitors have substantially more financial, technical and human resources than we do. Many also have far more experience than we have in the development, manufacture, regulation and worldwide commercialization of animal health medicines, including pet therapeutics. We also expect to compete with academic institutions, governmental agencies and private organizations that are conducting research in the field of animal health medicines. If such competing products achieve regulatory approval and commercialization prior to our product candidates, or if our intellectual property protection and efforts to obtain regulatory exclusivity fail to provide us with exclusive marketing rights for some of our products, we may be unable to compete effectively in the markets in which we participate.

Government Regulation

Drug Product Candidates

The FDA-CVM regulates animal pharmaceuticals under the Federal Food, Drug and Cosmetic Act. In order to obtain regulatory approval to market a drug product candidate in the U.S., an applicant must demonstrate that the product candidate is safe, effective and produced by a consistent method of manufacture. Post-approval monitoring of products is required by law, with reports being provided to the FDA-CVM's Surveillance and Compliance group. Reports of product quality defects, adverse events or unexpected results are required in accordance with the law.

Prior to commencing testing of a drug product candidate, an applicant is required to open an INAD with the FDA-CVM. Formulation work and pilot testing occurs once the INAD is opened. This may be followed by a pre-development meeting with the FDA-CVM to discuss and agree on a proposed development plan, including the design of a pivotal clinical trial that would support approval of a new animal drug application, or NADA. We have not yet had a pre-development meeting with the FDA for any of our INADs.

Early pilot studies may be conducted in laboratory animals to establish clinical endpoints and the dose range for a new drug product candidate. Data on how well the drug is absorbed when dosed by different routes of administration and the relationship of the dose to the effectiveness are studied.

During development, the applicant will usually submit a proposed pivotal trial protocol to the FDA-CVM for review and concurrence prior to conducting the trial. The applicant must gather and submit data on manufacturing, safety and effectiveness to the FDA-CVM for review, which will be conducted according to timelines specified in the Animal Drug User Fee Act, or ADUFA. ADUFA also imposes certain fees including a sponsor fee of $101,000 per year, an application fee of $351,000 per product candidate submission, and certain administrative application and manufacturing fees imposed per product candidate per year based on sales.

The pivotal clinical trial must be conducted with the formulation of the drug product candidate that is intended to be commercialized, and is a multi-site, randomized, controlled study, generally with a placebo control. To reduce bias in the study, individuals doing the assessment are not told whether the subject is in the group receiving the treatment being tested or the placebo group. The number of subjects required for a pivotal clinical trial is approximately 100 to 150 for the treatment arm and a comparable number for the control group.

Once all data have been submitted and reviewed for each technical section - safety, effectiveness and chemistry, manufacturing and controls, or CMC - the FDA-CVM issues a technical section complete letter as each section review is completed, and when all three letters have been issued, the applicant prepares a draft of the Freedom of Information Summary, the proposed labeling, and all other relevant information, and submits these for FDA review. An administrative NADA is an NADA that is submitted after all of the technical sections that fulfill the requirements for the approval of the new drug product candidate have been reviewed by FDA-CVM and FDA-CVM has issued a technical section complete letter for each of those technical sections. Although this process is not required and submission of a non-administrative NADA is also acceptable, we plan to take advantage of the administrative NADA process to obtain a more timely, phased review. Because FDA-CVM has already reviewed the individual technical sections before the administrative NADA is filed, FDA-CVM is committed under ADUFA to reviewing and acting on 90% of administrative NADAs within 60 days after submission. The FDA-CVM user fee goal is to review and act on 90% of non-administrative NADAs within 180 days after submission. After approval, we will be required to collect reports of adverse events and submit them on a regular basis to the FDA.

Diagnostic Product Candidates

Our diagnostic product candidates may be subject to regulatory review by the United States Department of Agriculture Center for Veterinary Biologics, or the USDA-CVB and/or post-marketing oversight by the USDA-CVB or FDA-CVM. Generally speaking, full diagnostic kits aimed at the detection or diagnosis of an infectious disease in animals, including the materials required for testing along with instructions for use and interpretation of results, used at the point-of-care, including in-office diagnostic tests, are subject to pre-marketing regulatory review and approval by the USDA-CVB. The USDA-CVB’s review process for diagnostics is subject to some variability based on the type of diagnostic kit being reviewed, however, the USDA-CVB will generally review the results of specific tests that are required to be conducted in accordance with the USDA-CVB’s testing criteria. These include diagnostic sensitivity/specificity studies, conducted using a large number of samples of U.S. origin, reproducibility/repeatability/suitability studies used to evaluate test kits under field conditions in participating laboratories and ruggedness studies in which manufacturers measure the ruggedness or robustness of the diagnostic test kits based on the capacity of the assay to remain unaffected by small variations in or deviations from the instructions for use, for example, not allowing the samples to reach the designated temperature. Diagnostic products and testing kits that do not claim to detect or diagnose an infectious disease, including those aimed at metabolic diseases and that are not designed for use at the point-of-care are generally subject to post-marketing oversight by the FDA-CVM or the USDA-CVB.

Veterinary diagnostic products are veterinary medical devices regulated by the FDA under the Food, Drug and Cosmetics Act, or the FDC Act. While the sale of these products does not require premarket approval by the FDA and does not subject us to the FDA’s cGMP requirements, these products must not be adulterated, mislabeled or misbranded under the FDC Act and are subject to post-marketing review.

Other Regulatory Considerations

Regulatory rules relating to human food safety, food additives, or drug residues in food will not apply to our product candidates because our product candidates are not intended for use in food animals or food production animals.

Advertising and promotion of animal health products is controlled by regulations in the United States. These rules generally restrict advertising and promotion to those claims and uses that have been reviewed and authorized by the FDA-CVM.

Any drug product candidate, if approved, may eventually face generic competition in the United States. In the United States, a generic animal drug may be approved pursuant to an Abbreviated New Animal Drug Application, or ANADA. Instead of demonstrating the drug’s safety and effectiveness in the target species as required in a NADA, a generic applicant must only show that the proposed generic product is the same as, and bioequivalent to, the approved brand name product. However, if any of our drug product candidates is the first one approved by the FDA-CVM for use in animals, it will be eligible for between three and seven years of regulatory exclusivity in the United States, depending on the type of product and its intended use.

We will be required to conduct post-approval monitoring of any approved product and to submit reports of product quality defects, adverse events or unexpected results, and be subject to regulatory inspection from time to time. Safety, quality, or efficacy concerns can lead to product recalls, withdrawals or suspended or declining sales, as well as product liability and other claims.

Employees

As of November 30, 2016, we had 11 employees, including two employees who are doctors of veterinary medicine. Of our employees, three are engaged in research and development activities, two are engaged in business development and marketing activities, and six are engaged in corporate and administrative activities. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Properties

Our corporate headquarters and our research and development laboratory are located in Ann Arbor, Michigan where we lease approximately 4,800 square feet pursuant to a lease that expires in August 2018. We have the option to extend that lease three additional years. We recently entered into a lease for an additional approximately 7,900 square feet in another facility nearby which we expect will be ready for occupancy in January 2017. The lease for this facility expires February 2022. We expect that we will relocate our general and administrative staff to the new facility when it is ready for occupancy. We believe that our facilities are sufficient for our existing and expected future needs.

Legal Proceedings

We are not currently a party to any material legal proceedings.

Corporate Information

Zomedica Pharmaceuticals Corp. (formerly, Wise Oakwood Ventures Inc.) was originally incorporated as Wise Oakwood Ventures Inc. on January 7, 2013 under the Business Corporations Act (Alberta). On October 28, 2013, we completed our initial public offering in Canada and became classified as a Capital Pool Company, as defined under the rules of the TSX Venture Exchange, or TSX-V. On April 21, 2016, we changed our name to Zomedica Pharmaceuticals Corp. and consolidated our common shares on a one-for-two and one-half (2½) basis. ZoMedica Pharmaceuticals Inc., or ZoMedica Inc., was incorporated on May 14, 2015 under the Canada Business Corporations Act. On April 21, 2016, we completed a qualifying transaction, or the Qualifying Transaction, under TSX-V Policy 2.4 – Capital Pool Companies, consisting of a three-cornered amalgamation among our company, ZoMedica Inc. and our wholly-owned subsidiary. Under the Qualifying Transaction, ZoMedica Inc. and our subsidiary were amalgamated to form Zomedica Pharmaceuticals Ltd., or Zomedica Ltd. As consideration for the amalgamation, shareholders of ZoMedica Inc. became the owners of 97.6% (non-diluted) of our common shares, and ZoMedica Ltd. became our wholly-owned subsidiary. Subsequent to the Qualifying Transaction, Zomedica Ltd. was vertically amalgamated into our company. We have one wholly-owned subsidiary, ZoMedica Pharmaceuticals Inc., a Delaware company.

Our principal executive offices are located at 3928 Varsity Drive, Ann Arbor, MI 48108, and our telephone number is (734) 369-2555. Our website address is www.zomedica.com. The information contained in, or accessible through, our website is not part of the registration statement of which this prospectus forms a part.

MANAGEMENT

Executive Officers and Directors

Our directors and executive officers and their ages and positions as of November 30, 2016 are as follows:

Name	Age	Position
Gerald Solensky Jr.	43	Chairman of the Board, President and Chief Executive Officer
Shameze Rampertab	49	Chief Financial Officer, Corporate Secretary and Director
Stephanie Morley	41	Chief Operating Officer
William MacArthur	53	Chief Medical Officer and Director
James LeBar (1)(2)(3)	63	Director
Rodney Williams (1)(2)(3)	54	Director
Jeffrey Rowe (1)(3)	60	Director
Thomas Robitaille (1)(2)	54	Director
Jane Eagleson (3)	65	Director

_________________________________________________________________

(1)       Member of the Audit Committee

(2)       Member of the Compensation Committee

(3)       Member of the Nominating and Corporate Governance Committee

Management

Gerald Solensky Jr. is the founder of our business. He has been our President and Chief Executive Officer since May 2015. He has been the Chairman of our board of directors since May 2016. From 2013 to 2015, Mr. Solensky worked on developing our business model, authored a consumer financial education program entitled “Life 101” and completed over 800 hours of surgical board certified observation in pre-veterinary medicine to garner a more complete understanding of our veterinary customers and their associated needs. From 2010 to 2013, he was a consultant for business turnarounds and capital raising. We selected Mr. Solensky to serve on and lead our board of directors due to his track-record building successful operations within start-up, turnaround and rapid-change environments.

Shameze Rampertab, CPA, CA has been our Chief Financial Officer since March 2016. In April 2016, he took on the roles of Corporate Secretary and Director. Mr. Rampertab acted as an independent consultant for a number of companies, including us, in respect of which he provided general financial advisory and accounting services prior to his appointment as Chief Financial Officer, from November 2015 to March 2016. He was the Chief Financial Officer of multiple publicly-traded healthcare companies including Profound Medical Corp. from October 2014 to November 2015 and Intellipharmaceutics International Inc. from October 2010 to October 2014. Mr. Rampertab is a chartered professional accountant and chartered accountant with twenty years of experience in capital markets, strategic planning and analysis. He holds an MBA from McMaster University and a Bachelor’s degree in molecular genetics and molecular biology from the University of Toronto. We selected Mr. Rampertab to serve on our board of directors due to his strong experience in the financial, medical and scientific arenas.

Stephanie Morley, DVM has been our Chief Operations Officer since October 2015. Dr. Morley was a consultant for us providing strategic and tactical support from August 2015 through October 2015. From December 2013 to August 2015 Dr. Morley served as Associate Director of Business Development with the University of Michigan Medical School. She also served as Vice President of Operations of MPI Research, a contract research organization, from April 2006 to August 2013. Dr. Morley is a trained veterinarian, having earned her DVM degree from Michigan State University. After earning her DVM degree, Dr. Morley was a practicing veterinarian with Oakwood Animal Hospital in Kalamazoo, MI and Adobe Animal Medical Center in Albuquerque, NM where she assumed dual roles of both clinical practitioner and operations management.

William MacArthur, MS, DVM has been our Chief Medical Officer, Director of Research and Development and a Director since October 2015. Dr. MacArthur was Founder, President and Director of Research and Development of GeneWorks, Inc., a small cap biotechnology startup where his responsibilities included working directly with the FDA-CVM. Since 2006, he has owned and operated Affordable Vet Services of Ann Arbor, P.C., a four-doctor small animal clinical practice. Dr. MacArthur holds Bachelor of Science degrees in zoology, biochemistry and chemistry from the University of Massachusetts Amherst, a Master of Science degree in Cellular and Molecular Biology from the University of Michigan, and a DVM degree from Michigan State University. We selected Mr. MacArthur to serve on our board of directors due to his expertise in the veterinary market, clinical studies and animal biotechnology.

Non-Management Directors

James LeBar has been a Director and the Chairman of our Compensation Committee since April 2016. Mr. LeBar also served as a director on the board of Zomedica Pharmaceuticals Inc. from May 2015 until the completion of our Qualifying Transaction in April 2016. From March 2011 until his retirement in January 2016, Mr. LeBar served as a turnaround consultant for Nationwide Placement Inc., a specialized health training company. We selected Mr. LeBar to serve on our board of directors due to his experience as an entrepreneur and executive leader, an expert in building and operating start-up companies and establishing corporate structures for profitability and success.

Rodney Williams, MBA has served as a Director and the Chair of our Corporate Governance Committee (now called the Nominating and Corporate Governance Committee) since April 2016. He is currently an entrepreneur-in-residence with PTV Healthcare Capital, a private equity investment firm and he has been with PTV since October 2015. Prior to PTV, he was President and CEO of Heart Rhythm Society Consulting Services from January 2013 through August 2015. From January 2008 through January 2013, Mr. Williams served as Senior Vice President of Global Product Planning and Marketing at St. Jude Medical Inc. Mr. Williams also served in commercial leadership roles in sales and marketing at GE Healthcare, Johnson and Johnson, and Bausch & Lomb. Mr. Williams earned both his MBA and Bachelor of Science degrees from the University of Southern California and attended the General Management Executive Leadership Program at The Wharton School of Business. We selected Mr. Williams to serve on our board of directors due to his experience with both large and small-cap medical technology and related healthcare companies and his global commercialization expertise.

Jeffrey Rowe has served as a Director and the Chairman of our Audit Committee since April 2016. Until his retirement in October 2015, Mr. Rowe served as Executive Vice President and a Director of Diplomat Pharmacy, Inc., the largest independent specialty pharmacy company in the U.S. During his tenure with Diplomat, the company grew from a single location with less than $5 million in revenue, to sixteen locations and $3 billion in sales, and became publicly traded on the New York Stock Exchange. Prior to his career with Diplomat, Mr. Rowe owned two successful community pharmacies in Genesee County, Michigan. He holds a Bachelor of Pharmacy degree from Ferris State University. We selected Mr. Rowe to serve on our board of directors due to his extensive experience in pharmaceutical operations, the specialty pharmacy industry and fundamental business strategies involving accreditation, contracting, cybersecurity and regulation, combined with an expertise in compounding and integrative medicine.

Thomas Robitaille has been a Director since October 2016. Mr. Robitaille has been the Vice President of Veterinary Channel Development at Blue Buffalo Company, a premium, all-natural pet food company since February 2016. From October 2006 to October 2015, Mr. Robitaille was the Director of the Americas for the animal health pharmaceutical company Vetoquinol SA Inc. As the Director of the Americas he managed affiliated companies and regional distributors in Canada, the United States, Mexico and Brazil. He was responsible for veterinary pharmaceutical operations in the United Kingdom, Ireland, Belgium, and the Netherlands as Managing Director and also served as Director of International Development, where he contributed to an increase in sales and profit for in Eastern Europe, Asia Pacific, Africa, and Latin America. He has a Master of Business Administration degree from the University of Warwick and Bachelor of Science degree from Concordia University. We selected Mr. Robitaille to serve on our board of directors due to his lengthy experience in the animal health industry and his skills in the areas of product development, sales and marketing and mergers and acquisitions.

Jane Eagleson, has been a Director since October 2016. Ms. Eagleson is a veterinarian with more than 30 years of experience in animal health pharmaceutical development. Since November 2014, she has served as Vice President of Clinical and Regulatory Affairs at Nexvet US, Inc., a veterinary biotherapeutics company, where she is responsible for the clinical and regulatory phases of global biopharmaceutical product development. She has also owned Bleecker Street Consulting, a consulting firm specializing in global animal health pharmaceutical product development strategy since January 2013. From September 2007 through December 2012, Ms. Eagleson was the General Manager of Research & Development and subsequently the Head of Growth Strategies for Argenta Limited, a specialist animal health contract manufacturing organization based on Auckland, New Zealand, through December 2010 and New Jersey thereafter. At Argenta, Ms. Eagleson was responsible for the management of a subsidiary of the company, Alcherabio, an animal health clinical contract research organization in New Jersey, the development staff in New Zealand and the overall management of Argenta’s strategic plans. She has a Master of Veterinary Science in immunology from Massey University and Bachelor of Veterinary Science (U.S. DVM equivalent) from the University of Sydney. She has also authored a number of publications in peer reviewed journals. We selected Ms. Eagleson to serve on our board of directors due to her in depth knowledge of the animal health industry and regulatory agencies in developed markets including the United States, European Union and Oceania.

Board Composition

Our board of directors currently consists of eight members. Our bylaws provide that our directors will hold office until the close of the first annual meeting of shareholders following his or her election unless the director is elected for a stated term. Our board of directors is responsible for the business and affairs of our company and considers various matters that require its approval.

Prior to this offering, there has been no market for our common shares in the United States. As a result, we have not had to comply with the corporate governance standards of any U.S. exchange. However, our board of directors is comprised of a majority of directors who are “independent” (as discussed below), and the Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. In connection with preparing our company for listing on the NYSE MKT, we intend to adopt charters for our each of these committees and a code of conducts and ethics. Once adopted, these materials will be available for review on our website, www.zomedica.com.

Director Independence

Our board of directors has determined that all of our directors, other than Messrs. Solensky, Rampertab and MacArthur, are “independent,” as defined under the NYSE MKT. For purposes of the NYSE MKT rules, an independent director means a person other than an executive officer or employee of our company or any other individual having a relationship which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, subject to certain additional limitations.  Such directors are also deemed to be “independent” under applicable Canadian securities laws.

Code of Ethics

Our board of directors will be adopting a code of ethics and business conduct, the Code of Ethics, which will apply to all officers, directors and employees. Once adopted, our Code of Ethics will be available on our website at www.zomedica.com. Information contained in, or accessible through, our website does not constitute part of this prospectus. We intend to disclose any amendments to our Code of Ethics, or waivers of its requirements, on our website or in our filings under the Exchange Act.

Board Committees

Our board of directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. All of our committee members are “independent,” as defined under the NYSE MKT rules and for purposes of Canadian securities laws.

We will make each of our committee charters available on our website at www.zomedica.com.

Audit Committee

Our audit committee is currently comprised of four members, Mr. Rowe (Chairman), Mr. Williams, Mr. LeBar and Mr. Robitaille. Each member of our audit committee is a non-employee member of our board of directors. We have designated Mr. Rowe as our “audit committee financial expert,” as defined under Item 407 of Regulation S-K. All of the members of our audit committee are “independent” members of our board of directors, as required by the NYSE MKT rules and Canadian securities laws.

The purpose of our audit committee of our board of directors is to oversee (i) the integrity of our company’s financial statements, our company’s accounting and financial reporting processes and financial statement audits; (ii) our company’s compliance with applicable legal and regulatory requirements; (iii) our company’s systems of internal control over financial reporting and disclosure controls and procedures; (iv) the independent auditor’s engagement, qualifications, performance, compensation and independence; (v) review of related party transactions; and (vi) compliance with the company’s corporate policies. The audit committee’s function is one of oversight, whereas the planning and conduct of the audit is the responsibility of the independent auditor, and the financial statements are the responsibility of the company’s management.

Each member of the audit committee has experience reviewing financial statements and dealing with related accounting and auditing issues and is “financially literate” within the meaning of Canadian securities laws.

The audit committee has the sole authority to pre-approve all audit and permitted non-audit services provided by the independent auditor.

Compensation Committee

Our compensation committee is currently comprised of four members, Mr. LeBar (Chairman), Mr. Rowe, Mr. Williams and Ms. Eagleson. All of the members of our compensation committee are “independent” directors, as defined under the NYSE MKT rules and for purposes of Canadian securities laws.

The purpose of our compensation committee is to (i) make recommendations to our board of directors relating to evaluation and compensation of our executives, (ii) oversee incentive, equity-based and other compensatory plans in which executive officers and key employees of our company participate, (iii) review and participate in determining director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the Commission and the listing standards of NYSE MKT LLC.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is currently comprised of three members, Mr. Williams (Chairman), Mr. LeBar and Mr. Rowe. All of the members of our corporate governance committee are “independent” directors, as defined under the NYSE MKT rules and for purposes of Canadian securities laws.

The purpose of our nominating and corporate governance committee of our board of directors is to carry out the responsibilities delegated by the board of directors relating to the our director nominations process, developing and maintaining our company’s corporate governance policies, and any related matters required by the federal securities laws or by the applicable listing rules of the NYSE MKT.

Board Leadership Structure and Role in Risk Oversight

Although we have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined, we have determined that it is in our best interests and the best interests of our shareholders to combine these roles. Mr. Solensky currently serves as our Chief Executive Officer and Chairman of our board of directors. Due to our small size and our early development stage, we believe it is currently most effective to have the Chairman and Chief Executive Officer positions combined.

Our board of directors is primarily responsible for overseeing our risk management processes. The board of directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our assessment of risks. The board of directors focuses on the most significant risks facing our general risk management strategy, and us and also ensures that risks undertaken by us are consistent with the board’s appetite for risk. While the board oversees our risk management, management is responsible for day-to-day risk management processes. We believe that this division of responsibilities is the most effective approach for addressing the risks facing us and that our board leadership structure supports this approach.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers as set forth in the “Summary Compensation Table”.

Summary Compensation Table

The following table sets forth the compensation for services paid in all capacities for the fiscal year ended December 31, 2015 to Gerald Solensky, Jr., our Chairman of the Board, President and Chief Executive Officer, Shameze Rampertab, our Chief Financial Officer and our two other most highly compensated executive officers. The principal terms of our present employment agreements with each of the executive officers named below are described under the caption “Employment Agreements” below in this section of the prospectus.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)
Gerald Solensky Jr.(1)	2015	$0	$0	$4,238	$4,238
Chairman of the Board, President and Chief Executive Officer
Shameze Rampertab(2)	2015	$0	$0	$0	$0
Chief Financial Officer, Corporate Secretary and Director
Stephanie Morley(3)	2015	$37,500	$87,400	$0	$124,900
Chief Operating Officer
William MacArthur(4)	2015	$62,500	$80,000	$0	$142,500
Chief Medical Officer and Director

(1) Mr. Solensky received no compensation for his services as our President and Chief Executive Officer prior to December 31, 2015, other than a payment in the amount of $4,238, which he subsequently gifted back to ZoMedica Pharmaceuticals Inc.

(2) Mr. Rampertab began serving as our Chief Financial Officer and Corporate Secretary in March 2016.

(3) Dr. Morley was appointed Chief Operating Officer of ZoMedica Pharmaceuticals Inc. in October 2015.  In connection with her appointment, she received a signing bonus of $87,400.  Dr. Morley entered into an employment agreement with ZoMedica Pharmaceuticals, Inc. in October 2015 pursuant to which she receives an annual salary of $150,000 per annum.

 (4) Dr. MacArthur was appointed Chief Medical Officer of ZoMedica Pharmaceuticals Inc. in October 2015.  In connection with his appointment, he received a signing bonus of $80,000.  Dr. MacArthur entered into an employment agreement with ZoMedica Pharmaceuticals, Inc. in October 2015 pursuant to which he receives an annual salary of $250,000 per annum.

Employment Agreements

Gerald Solensky Jr.

In December 2016, we entered into a written employment agreement with Mr. Solensky, pursuant to which Mr. Solensky serves as our President and Chief Executive Officer. Mr. Solensky’s employment agreement has an unspecified term and provides him with an annual base salary of $285,000 plus quarterly bonuses and participation in our employee benefit plan. In addition, we agreed to pay Mr. Solensky a $900 monthly car allowance and business reimbursements along with four weeks of paid vacation. Pursuant to Mr. Solensky’s employment agreement, any options granted to him will be subject to accelerated vesting upon a change of control, a resolution of our board in anticipation of a change of control, our termination of his employment without cause or his resignation for good reason. Mr. Solensky’s employment agreement also includes customary non-solicitation, confidentiality and assignment of inventions provisions. If we terminate Mr. Solensky’s employment without cause or he resigns for good reason, we are required to pay him twelve months base salary and any quarterly bonus allocable or payable prior to termination.

Shameze Rampertab

In July 2016, we entered into a written employment agreement with Mr. Rampertab, pursuant to which Mr. Rampertab serves as our Chief Financial Officer. Mr. Rampertab’s employment agreement was amended in November 2016. Mr. Rampertab’s employment agreement has an unspecified term and provides him with an annual base salary of $225,563 plus quarterly bonuses of $10,150 until September 30, 2017, two bonuses of $22,556 on the earlier of April 30, 2017 or the achievement of a cross listing to a US exchange and the earlier of October 31, 2017 or the achievement of a capital raise and participation in stock savings, Group RSP and other plans provided to senior executives. In addition, we agreed to pay Mr. Rampertab a $602 monthly car allowance, premiums covering medical, dental and disability insurance and reimbursements to travel expenses along with four weeks of paid vacation. Pursuant to Mr. Rampertab’s employment agreement, any options granted to him will be subject to accelerated vesting upon a change of control, a resolution of our board in anticipation of a change of control or our termination without cause or constructive termination of Mr. Rampertab’s employment. Mr. Rampertab’s employment agreement also includes customary non-solicitation, confidentiality and assignment of inventions provisions. If we constructively terminate Mr. Rampertab or terminate Mr. Rampertab’s employment for any reason other than death or just cause, we are required to pay Mr. Rampertab for his accrued vacation along with the product of multiplying 10.35 by the sum of Mr. Rampertab’s then current salary, monthly car allowance and a monthly average of the bonus amounts payable in the previous twelve months. In the event of a change of control, the board must consider additional bonus payments to Mr. Rampertab.

Stephanie Morley

On October 1, 2015, our wholly-owned subsidiary, ZoMedica Pharmaceuticals Inc. entered into an employment agreement with Stephanie Morley. Dr. Morley serves as our Chief Operating Officer. The agreement is effective for a period of two years and automatically extends for one year terms unless either party elects to terminate it. Dr. Morley’s employment agreement provides her with an annual base salary of $150,000 and a bonus based on our board’s annual review. We granted Dr. Morley options to purchase 1,100,000 common shares at an exercise price of $0.19 per share and, under her employment agreement, is eligible to receive additional options to purchase up to 1,600,000 common shares under staged grants through 2017 based on meeting semi-annual performance goals. All such grants will have an exercise price of not less than fair market value on the date of grant. Dr. Morley’s employment agreement includes customary non-compete and non-solicitation provisions, which apply during the term of her employment and for a period of two years following the termination of her employment and confidentiality and assignment of inventions provisions. If we terminate without cause or constructively terminate Dr. Morley’s employment, we are required to pay her as severance any bonus allocable or payable prior to the date of termination along with the greater of Dr. Morley’s base salary through the end of the agreement’s term or twenty-four weeks’ base salary.

William MacArthur

On October 1, 2015, ZoMedica Pharmaceuticals Inc. entered into an employment agreement with William MacArthur. Dr. MacArthur serves as our Chief Medical Officer. The agreement is effective for a period of two years and automatically extends for one year terms unless either party elects to terminate it. Dr. MacArthur’s employment agreement provides for him to devote 80% of his business time to our company and provides for an annual base salary of $250,000. In addition, Dr. MacArthur is eligible to receive a bonus based on our board’s annual review. We granted Dr. MacArthur options to purchase 900,000 common shares at an exercise price of $0.19 per common share and, under his employment agreement, is eligible to receive additional options to purchase 1,400,000 common shares under staged grants through 2017 based on meeting semi-annual performance goals.  All such grants will have an exercise price of not less than fair market value on the date of grant. Dr. MacArthur is entitled to three weeks paid vacation time prorated in proportion to the percentage of business time he devotes to us, five sick days and paid leave for specified federal holidays. Dr. MacArthur is subject to non-compete and non-solicitation provisions, which apply during the term of his employment and for a period of two years following the termination of his employment. In addition, the employment agreement contains customary confidentiality and assignment of inventions provisions. If we terminate without cause or constructively terminate Dr. MacArthur’s employment, we are required to pay him as severance any bonus allocable or payable prior to the date of termination along with the greater of Dr. MacArthur’s base salary through the end of the agreement’s term or twenty-four weeks’ base salary.

Outstanding Equity Awards at 2015 Fiscal Year End

As of December 31, 2015, we had not granted any equity awards to our named executive officers. All equity awards granted to our named executive officers were granted in 2016, as disclosed elsewhere in this prospectus.

As of December 31, 2015, Zomedica Pharmaceuticals Corp (formerly, Wise Oakwood Ventures Inc.) had options to purchase 80,000 common shares issued and outstanding under a stock option plan approved by the shareholders of Wise Oakwood Ventures Inc.

As of December 31, 2015, ZoMedica Inc. had options to purchase 1,000,000 common shares issued and outstanding.

Equity Compensation Plan Information

The following table provides information, as of December 31, 2015, with respect to all compensation arrangements maintained by us, including individual compensation arrangements, under which shares are authorized for issuance.

Plan Category	Number of Securities to be issued upon exercise of outstanding options and rights (a)	Weighted-average exercise price of outstanding options and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in columns (a)) (c)

Equity compensation plans approved by shareholders(1)	200,000	$0.08	--

Equity compensation plans not approved by shareholders(2)	1,000,000	$0.04	--

Total	1,200,000	$0.05	--

 ______________________________________________________________

(1) As of December 31, 2015, Zomedica Pharmaceuticals Corp. (formerly, Wise Oakwood Ventures Inc.) had 200,000 issued and outstanding stock options. These options were consolidated into options to purchase 80,000 common shares of Zomedica Pharmaceuticals Corp. and fully exercised upon completion of the Qualifying Transaction.

(2) As of December 31, 2015, ZoMedica Pharmaceuticals Inc. had options to purchase 1,000,000 common shares outstanding. These options were exchanged for options to purchase our common shares in connection with the Qualifying Transaction.

Stock Option Plans

As of December 31, 2015, Zomedica Pharmaceuticals Corp (formerly, Wise Oakwood Ventures Inc.), had a shareholder-approved option plan, or the WOW Plan, pursuant to which options to purchase 200,000 common shares were outstanding (prior to giving effect to the consolidation discussed in footnote (1) above). The terms of the WOW Plan were substantially similar to those of our current Stock Option Plan. In connection with the Qualifying Transaction, these options were consolidated into options to purchase 80,000 common shares of Zomedica Pharmaceuticals Corp. and fully exercised and the WOW Plan was terminated.

In April 2016, concurrent with the completion of the Qualifying Transaction, we adopted a new equity stock option plan, the Stock Option Plan. The Stock Option Plan was approved by our shareholders. The purpose of the Stock Option Plan is to attract and retain employees, consultants, officers and directors to our company and to motivate them to advance the interests of our company by affording them with the opportunity, through share options, to acquire an equity interest in our company and benefit from its growth.

Administration. The Stock Option Plan is administered by our board of directors. Our board of directors may grant options to purchase shares of our common shares or such other shares as may substitute therefore in the capital of Zomedica Pharmaceuticals Corp. Our board of directors also has authority to determine the terms and conditions of each award, prescribe, amend and rescind rules and regulations relating to the Stock Option Plan, and amend the terms of awards (provided that no amendment may materially prejudice the rights of a participant without consent such participant’s consent). Our board of directors may delegate authority to a committee of our directors or to an officer. Our board or directors may terminate the Stock Option Plan.

Eligibility. Persons eligible to receive awards under the Stock Option Plan include any person who is an employee, officer, director or consultant provided that any consultant has performed and/or continues to perform services for our company under a written agreement and on an ongoing basis or is expected to provide a service to our company.

Shares Subject to the Stock Option Plan. The aggregate number of shares of common shares available for issuance in connection with options and awards granted under the Stock Option Plan is ten percent of the total number of issued and outstanding common shares calculated on a non-diluted basis. If any award of options granted under the Stock Option Plan expires or terminates without having been fully exercised, that number of common shares shall become available for the purpose of future grants under the Stock Option Plan.

Terms and Conditions of Options. Our board of directors will determine the exercise price of options granted under the Stock Option Plan. The exercise price of stock options may not be less than that from time to time permitted under the rules of any stock exchange on which the common shares are then listed. In addition, the exercise price of an option must be paid in cash.

The number of common shares subject to each option shall be determined by our board of directors with the following limitations. The number of common shares reserved for issuance to any one individual, consultant, person conducting investor relations or insider (as defined in the Securities Act (Alberta)) in a 12 month period may not exceed 5%, 2%, 2% and 10%, respectively, of the issued and outstanding common shares at the time of the grant.

No option may be exercisable for more than five years from the date of grant (or ten years if our company is reclassified as a Tier 1 issuer by TSX-V). Options granted under the Stock Option Plan will be exercisable at such time or times as our board of directors prescribes at the time of grant. Options shall only be exercised by the participant as long as the optionee remains or was within the last ninety days an employee, officer, director or consultant, if the optionee dies, within one year of the optionee's death or if an optionee is engaged in investor relations activities, within 30 days of being so engaged by our company.

All benefits, rights and options accruing under the Stock Option Plan are non-transferrable and non-assignable unless specifically provided in the grant. During the lifetime of a participant, any options granted under the Stock Option Plan may only be exercised by the participant and in the event of the death of a participant, by the person or persons to whom the participant's rights under the option pass by the participant's will or applicable law.

Effect of Certain Corporate Transactions. In the event of a sale by our company of all or substantially all of its assets or in the event of a change of control (as defined in the Stock Option Plan) of our company, each participant shall be entitled to exercise, in whole or in part, the options granted to such participant under the Stock Option Plan, either during the term of the option or within ninety days after the date of the sale or change of control, whichever first occurs.

Director Compensation

Director Compensation Table for Fiscal Year 2015

Prior to April 2016, our board of directors only consisted of insiders who were not separately compensated for their service as directors. In 2015, James LeBar, a current Director, received compensation for his services as a director of ZoMedica Pharmaceuticals Inc. We have not adopted a plan for compensating our directors in 2016.

Name	Fees earned or paid in cash ($)	Stock Awards($)	Total ($)
James LeBar(1)	--	$7,519	$7,519
Rodney Williams(2)	--	--	--
Jeffrey Rowe(3)	--	--	--
Thomas Robitaille(4)	--	--	--
Jane Eagleson(5)	--	--	--

______________________________

(1) Mr. LeBar received $7,519 in stock awards for his services as a Director of ZoMedica Pharmaceuticals Inc.

(2) Mr. Williams was appointed a Director in April 2016.

(3) Mr. Rowe was appointed a Director in April 2016.

(4) Mr. Robitaille was appointed a Director in October 2016.

(5) Ms. Eagleson was appointed a Director in October 2016.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth certain information with respect to beneficial ownership of our securities as of November 30, 2016 by:

•	each person known by us to be the beneficial owner of more than 5% of our issued and outstanding common shares;

•	each of our executive officers and directors; and

•	all executive officers and directors as a group.

The number of shares beneficially owned by each shareholder is determined in accordance with SEC rules. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Percentage ownership is based on 83,173,196 common shares outstanding on November 30, 2016. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common shares subject to stock options, warrants or other rights held by such person that are currently convertible or exercisable or will become convertible or exercisable within 60 days of November 30, 2016 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise stated, the address of each 5% or greater beneficial holder is c/o Zomedica Pharmaceuticals Corp., 3928 Varsity Drive, Ann Arbor, Michigan 48108. We believe, based on information provided to us, that each of the shareholders listed below has sole voting and investment power with respect to the shares beneficially owned by the shareholder unless noted otherwise, subject to community property laws where applicable.

	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Total Outstanding Common Shares
Named Executive Officers and Directors:
Gerald Solensky Jr.	37,903,100	45.57%
Jeffrey Rowe(1)	11,300,000	13.57%
William MacArthur(2)	2,274,740	2.71%
Stephanie Morley(3)	1,955,580	2.32%
Shameze Rampertab(4)	340,000	*
James LeBar(5)	300,000	*
Rodney Williams(6)	180,000	*
Jane Eagleson	-	-
Thomas Robitaille	-	-
All executive officers and directors as a group (nine persons)(7)	54,253,420	63.22%

* Less than one percent

(1)	Includes 11,120,000 shares are held in the Rowe Family GST Trust and 80,000 shares held by the Jeffrey M. Rowe U/T/A date November 5, 2004. Mr. Rowe’s sister, Michelle Ramo, serves as trustee to the Rowe Family GST Trust, with Mr. Rowe’s oversight and Mr. Rowe serves as trustee to the Jeffrey M. Rowe U/T/A dated November 5, 2004. Mr. Rowe exclusively makes all investment decisions on behalf of this trust. Mr. Rowe also has options to purchase 100,000 common shares.
(2)	Includes options to purchase 900,000 common shares.
(3)	Includes options to purchase 1,100,000 common shares.
(4)	Includes options to purchase 300,000 common shares.
(5)	Includes options to purchase 100,000 common shares.
(6)	Includes options to purchase 140,000 common shares.
(7)	In the aggregate, this includes options to purchase 2,640,000 common shares.

SELLING SHAREHOLDERS

The table below sets forth, as of November 30, 2016, the following information regarding the selling shareholders:

•	the number of common shares beneficially owned by each selling shareholder prior to this offering;

•	the number of common shares to be offered by each selling shareholder in this offering;

•	the number of common shares to be beneficially owned by each selling shareholder assuming the sale of all of the common shares covered by this prospectus; and

•	the percentage of our issued and outstanding common shares to be owned by each selling shareholder assuming the sale of all of the common shares covered by this prospectus based on the number of common shares issued and outstanding as of November 30, 2016.

All information with respect to the common share ownership of the selling shareholders has been furnished by or on behalf of the selling shareholders. We believe, based on information supplied by the selling shareholders, that except as may otherwise be indicated in the footnotes to the table below, the selling shareholders have sole voting and dispositive power with respect to the common shares reported as beneficially owned by them. Because the selling shareholders identified in the table may sell some or all of the common shares owned by them and covered by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the common shares, no estimate can be given as to the number of common shares available for resale hereby that will be held by the selling shareholders upon termination of this offering. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the common shares they hold in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below. We have, therefore, assumed for the purposes of the following table, that the selling shareholders will sell all of the common shares owned beneficially by them that are covered by this prospectus, but will not sell any other common shares that they presently own. Except as described below under “Relationships with Selling Shareholders,” none of the selling shareholders has held any position or office, or has otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of our common shares or other securities.

Name of Selling Shareholder	Shares Beneficially Owned prior to Offering	Shares Offered by this Prospectus	Shares Beneficially Owned after Offering	Percentage of Shares Beneficially Owned After Offering
Gerald Solensky Jr.(1)	37,903,100	37,903,100	-	-
The Rowe Family GST Trust(2)	11,120,000	11,120,000	-	-
David Sikkema(3)	4,691,600	4,691,600	-	-
Clinton Starrs(4)	3,893,700	3,893,700	-	-
Jeffrey T. Pinkston(5)	2,595,800	2,595,800	-	-
William Carpenter MacArthur(6)	2,274,740	1,374,740	900,000	1.08%
Stephanie Laine Morley(7)	1,955,580	855,580	1,100,000	1.31%
Gerald Solensky Sr.(8)	1,297,900	1,297,900	-	-
Helen D. Starman(9)	769,525	30,186	1,500	*
Equidebt LLC(10)	689,973	689,973	-	-
Damon Granger(11)	648,950	648,950	-	-
Lisa D. VanGilder Trust(12)	603,729	603,729	-	-
Linda D. Becker Living Trust(13)	556,000	556,000	-	-
Trevis J. Burbach	556,000	556,000	-	-
William K. Becker Living Trust(14)	556,000	556,000	-	-
Russell H. VanGilder Jr. Trust(15)	431,233	431,233	-	-
Kevin Lewis(16)	389,370	389,370	-	-
Robert K. Martin(17)	389,370	389,370	-	-
Daniel T. Hibma	389,200	389,200	-	-
Peter A. Levine and Marion V. Dry, JTWROS	333,600	333,600	-	-
Radical Capital Ltd.(18)	325,400	325,400	-	-
Russell H. VanGilder III	280,301	280,301	-	-

Barbara Ruth Levine(19)	278,000	278,000	-	-
Henry Vander Goot	278,000	278,000	-	-
Joel Yale Hechtman	278,000	278,000	-	-
David Stowell Jr.(20)	259,580	259,580	-	-
Joshua Edward Schuyler(21)	259,580	259,580	-	-
Great Lakes Investment Company(22)	227,446	227,446	-	-
Entrust Group FBO Rodney Williams IRA 02.37302(23)	176,000	36,000	140,000	*
Julie K. Tittl	172,493	172,493	-	-
Russell H. VanGilder III 2010 Grantor Trust(24)	172,493	172,493	-	-
Erica D. Sandusky 2010 Grantor Trust(24)	129,370	129,370	-	-
William C. Ogle Trust(25)	129,370	129,370	-	-
Kevin J. Weatherwax	111,200	111,200	-	-
Jamie L. VanGilder 2009 Trust(24)	107,808	107,808	-	-
Bruce A. Burskey	86,246	86,246	-	-
Erica D. Sandusky 2009 Trust #1(24)	86,246	86,246	-	-
Russell H. VanGilder IV 2009 Trust(24)	86,246	86,246	-	-
Tiffany R. King 2009 Trust(24)	86,246	86,246	-	-
Jeffrey M. Rowe U/T/A dated November 5, 2004(26)	80,000	80,000	-	-
Wickfield Properties LLC(27)	47,866	47,866	-	-
RJB SEP LLC(28)	43,123	43,123	-	-
Michelle M. Hayosh	30,186	30,186	-	-
Bernard Jay Alpern	21,561	21,561	-	-
Kristen Grace Boozman	21,561	21,561	-	-
Rodney J. Williams(29)	4,000	4,000	-	-

*	Less than one percent.

(1)	280,000 shares remain subject to the CPC Escrow Agreement to be released in equal tranches of 140,000 shares on April 29, 2017 and October 29, 2017, respectively. 18,671,550 shares remain subject to that certain Value Security Escrow Agreement, dated April 21, 2016, or the Value Security Escrow Agreement, to be released in equal tranches of 9,335,775 shares on April 29, 2017 and October 29, 2017, respectively.
(2)	5,560,000 shares remain subject to the Value Security Escrow Agreement to be released in equal tranches of 2,780,000 shares on April 29, 2017 and October 29, 2017, respectively. Michele Ramo is a trustee and shares voting and dispositive power with Mr. Rowe over the shares held by The Rowe Family GST Trust.
(3)	2,076,640 shares remain subject to trading restrictions on the TSX-V, to be released in equal tranches of 1,038,320 shares on January 21, 2017 and April 21, 2017, respectively.
(4)	1,557,480 shares remain subject to trading restrictions on the TSX-V, to be released in equal tranches of 778,740 shares on January 21, 2017 and April 21, 2017, respectively.
(5)	1,038,320 shares remain subject to trading restrictions on the TSX-V, to be released in equal tranches of 519,160 shares on January 21, 2017 and April 21, 2017, respectively.
(6)	20,000 shares remain subject to the CPC Escrow Agreement to be released in equal tranches of 10,000 shares on April 29, 2017 and October 29, 2017, respectively. 667,370 shares remain subject to the Value Security Escrow Agreement, to be released in equal tranches of 333,685 shares on April 29, 2017 and October 29, 2017, respectively.
(7)	20,000 shares remain subject to the CPC Escrow Agreement to be released in equal tranches of 10,000 shares on April 29, 2017 and October 29, 2017, respectively. 407,790 shares remain subject to the Value Security Escrow Agreement, to be released in equal tranches of 203,895 shares on April 29, 2017 and October 29, 2017, respectively.
(8)	519,160 shares remain subject to trading restrictions on the TSX-V, to be released in equal tranches of 259,580 shares on January 21, 2017 and April 21, 2017, respectively.
(9)	Ms. Starman is a natural person with voting and dispositive power over an additional 1,500 common shares in her own name; Ms. Starman is also the beneficial owner of an additional 737,839 shares, consisting of 689,973 common shares held and being offered by Equidebt LLC and 47,866 common shares held by and being offered by Wickfield Properties LLC; at the entity level, Bradley J. Hayosh and Jeffrey S. Starman have voting and dispositive power over the aggregate 737,839 shares, while Ms. Starman and Mr. Hayosh share ownership of both Equidebt LLC and Wickfield Properties LLC.
(10)	Bradley J. Hayosh and Jeffrey S. Starman share voting and dispositive power over the shares held by Equidebt LLC, while Equidebt LLC is co-owned by Mr. Hayosh and Helen D.Starman. Mr. Hayosh and Mr. Starman also share voting and dispositive power over 47,866 common shares held and being offered by Wickfield Properties LLC, while Wickfield Properties LLC is co-owned by Mr. Hayosh and Ms. Starman. Ms. Starman is a natural person with voting and dispositive power over an additional 31,686 common shares held in her own name.
(11)	259,580 shares remain subject to trading restrictions on the TSX-V, to be released in equal tranches of 129,790 shares on January 21, 2017 and April 21, 2017, respectively.

(12)	Lisa D. VanGilder is a natural person with voting and dispositive power of the shares held by the Lisa D. VanGilder Trust.
(13)	Linda D. Becker is a trustee with voting and dispositive power over the shares held by the Linda D. Becker Living Trust.
(14)	William K. Becker is a trustee with voting and dispositive power over the shares held by the William K. Becker Living Trust.
(15)	Russell H. VanGilder Jr. is a natural person with voting and dispositive power of the shares held by the Russell H. VanGilder Jr. Trust.
(16)	155,748 shares remain subject to trading restrictions on the TSX-V, to be released in equal tranches of 77,874 shares on January 21, 2017 and April 21, 2017, respectively.
(17)	155,748 shares remain subject to trading restrictions on the TSX-V, to be released in equal tranches of 77,874 shares on January 21, 2017 and April 21, 2017, respectively.
(18)	Marcus New is a natural person with voting and dispositive power over the shares held by Radical Capital Ltd.
(19)	Peter Arthur Levine has a power of attorney with voting and dispositive power over the shares held by Barbara Ruth Levine.
(20)	103,832 shares remain subject to trading restrictions on the TSX-V, to be released in equal tranches of 51,916 shares on January 21, 2017 and April 21, 2017, respectively.
(21)	103,832 shares remain subject to trading restrictions on the TSX-V, to be released in equal tranches of 51,916 shares on January 21, 2017 and April 21, 2017, respectively.
(22)	Thomas Carrigan is a natural person with voting and dispositive power over the shares held by Great Lakes Investment Company.
(23)	Total number of shares beneficially owned includes options to purchase 140,000 common shares not being offered in this prospectus, but excludes 4,000 shares held by Rodney Williams, in his individual capacity. 20,000 shares remain subject to that certain CPC Escrow Agreement, dated April 8, 2013, or the CPC Escrow Agreement, to be released in equal tranches of 10,000 shares on April 29, 2017 and October 29, 2017, respectively. Rodney Williams is a natural person with voting and dispositive power over the shares held by Entrust Group FBO Rodney Williams IRA 02.37302.
(24)	Lisa D. VanGilder is a trustee with voting and dispositive power of the shares held by: the Erica D. Sandusky 2009 Trust #1, the Erica D. Sandusky 2010 Grantor Trust, the Jamie L. VanGilder 2009 Trust, the Russell H. VanGilder III 2010 Grantor Trust, the Russell H. VanGilder IV 2009 Trust and the Tiffany R. King 2009 Trust.
(25)	William C. Ogle is a natural person with voting and dispositive power over the shares held by the William C. Ogle Trust.
(26)	40,000 shares remain subject to the CPC Escrow Agreement to be released in equal tranches of 20,000 shares on April 29, 2017 and October 29, 2017, respectively. Jeffrey Mark Rowe is a trustee with voting and dispositive power over the shares held by Jeffrey M. Rowe U/T/A dated November 5, 2004.
(27)	Bradley J. Hayosh and Jeffrey S. Starman share voting and dispositive power over the shares held by Wickfield Properties LLC, while Wickfield Properties LLC is co-owned by Mr. Hayosh and Helen D.Starman. Mr. Hayosh and Mr. Starman also share voting and dispositive power over 47,866 common shares held and being offered by Equidebt LLC, while Equidebt LLC is co-owned by Mr. Hayosh and Ms. Starman. Ms. Starman is a natural person with voting and dispositive power over an additional 31,686 common shares held in her own name.
(28)	Robert J. Burskey is a natural person with voting and dispositive power over the shares held by RJB SEP LLC.
(29)	Total number of shares beneficially owned excludes 176,000 held by Entrust Group FBO Rodney Williams IRA 02.37302.

Relationships with Selling Shareholders

As discussed elsewhere in this prospectus. Messrs. MacArthur, Rowe and Solensky are members of our board of directors. Mr. Solensky is also our President and Chief Executive Officer and Mr. MacArthur is our Chief Medical Officer and Director of Research and Development. Ms. Morley is our Chief Operating Officer.

The selling shareholders received their common shares (other than those common shares acquired through the exercise of options to purchase our common shares) in a series of private placement transactions conducted in 2015 and 2016 by us and ZoMedica Pharmaceuticals Inc. (prior to the Qualifying Transaction) in Canada and the United States in which we offered our common shares for sale pursuant to certain exemptions from the registration requirements of the Securities Act.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our named executive officers and directors, we describe below each transaction or series of transactions, since the commencement of our business, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and
•	any of our directors, executive officers or holders of more than 5% of our common shares, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our named executive officers and directors are described elsewhere in this prospectus.

Private Placement Transactions

On May 31, 2015, ZoMedica Inc. issued 37,343,100 common shares in a private placement transaction, or the Founders’ Shares Placement, conducted in accordance with the requirements of and pursuant to Section 4(a)(2) of the Securities Act to certain individuals, including our President, Chief Executive Officer and Chairman of our board of directors, Mr. Gerald Solensky Jr. ZoMedica Inc. raised approximately $900,000 in the Founders’ Shares Placement and Mr. Solensky acquired 37,343,100 of our common shares in the Founders’ Shares Placement for approximately $300,000.

On December 22, 2015, ZoMedica Inc. issued 23,863,446 common shares in a private placement transaction, or the December Placement, conducted in accordance with the requirements of and pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder to certain entities and individuals, including the Rowe Family GST Trust, the holdings over which Mr. Jeffrey Rowe, a director on our board of directors has shared voting and dispositive power. ZoMedica Inc. raised approximately $4.1 million in the December Placement and the Rowe Family GST Trust acquired 11,120,000 of our common shares in the December Placement for $2 million.

DESCRIPTION OF SHARE CAPITAL

General

The following is a summary of the rights of our common shares and preferred shares as set forth in our company Articles (as amended) and By-laws, which are included as exhibits to the registration statement relating to this offering filed by us with the SEC. This summary does not purport to be complete and is qualified in its entirety by the full text of our aforementioned constating documents.

Our authorized capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares without nominal or par value, which are issuable in series.

As of November 30, 2016, 83,173,196 common shares were issued and outstanding as fully paid and non-assessable shares. No preferred shares have been issued and accordingly, none are issued and outstanding. In addition, options to purchase an aggregate of 4,100,000 common shares are outstanding, each being exercisable into one common share (600,000 at an exercise price of $0.04 and the remaining 3,500,000 at an exercise price of $0.19).

Common Shares

The holders of the common shares are entitled to receive notice of and attend any meeting of our shareholders and are entitled to cast one vote for each common share held. Subject to any rights, privileges, restrictions and conditions which may apply to any series of preferred shares that are issued, holders of our common shares are entitled to receive dividends, if, as and when declared by the board of directors. On the winding-up, liquidation or dissolution of our company or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up our affairs, subject to any rights, privileges, restrictions and conditions which may have been determined by the directors to attach to any series of preferred shares, the holders of all common shares shall be entitled to participate pari passu.

Preferred Shares

Our directors may at any time issue any preferred shares in one or more series, each series to consist of such number of shares as may be determined by the directors. The directors may determine at the time of issuance the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Holders of preferred shares shall have no right to receive notice of or to be present at or vote either in person or by proxy, at any general meeting of our shareholders by virtue of or in respect of their holding of preferred shares.

Stock Options

Our company has in place a “rolling” stock option plan that allows for the reservation of a maximum of 10% of our issued and outstanding shares at the time of the stock option grant, with vesting restrictions at the discretion of our directors. The purpose of our stock option plan is to attract and retain employees, consultants, officers and directors and to motivate them to advance the interests of our company by affording them with the opportunity, through share options, to acquire an equity interest in our company and benefit from its growth.

Under our stock option plan, our board of directors is authorized to grant, in its absolute discretion, stock options to directors, officers, employees or consultants on such terms, limitations, conditions and restrictions as it deems necessary and advisable, subject to the following terms and regulatory approvals:

1.	The maximum number of common shares reserved for issuance under our stock option plan, together with all previously established or proposed share compensation arrangements, will be 10% of the issued and outstanding common shares as at the date of the grant of the stock option.

2.	The number of common shares subject to each option shall be determined by our board of directors provided that:

a.	the number of common shares reserved for issuance to any one individual in a 12 month period does not exceed 5% of the issued and outstanding common shares at the time of the grant;

b.	the number of options granted to any one consultant in a 12 month period does not exceed 2% of the issued and outstanding common shares of the at the time of the grant;

c.	the aggregate number of options granted to any person conducting investor relations activities in any 12 month period does not exceed 2% of the issued and outstanding common shares at the time of grant; and

d.	the grant to insiders in a 12 month period of a number of options does not exceed 10% of the issued and outstanding common shares at the time of the grant.

3.	The exercise price of an option may not be set less than the closing market price during the trading day immediately preceding the date of grant of the option less any discount allowed by the TSX-V. However, if the options are granted within ninety days of a public distribution by prospectus, then the minimum exercise price shall be the greater of the aforementioned price and the per share price paid by the public investors for shares acquired in the distribution.

4.	The options may be exercisable for a period of up to five years.

5.	The options shall be non-assignable, and non-transferable (subject to options being exercisable by the optionee’s heirs or administrator).

6.	The options shall only be exercised by the optionee as long as:

a.	the optionee remains an eligible person pursuant to the option plan; or

b.	within a period of not more than 90 days after ceasing to be an eligible person; or

c.	if the optionee dies, within one year of the optionee’s death; or

d.	if an optionee is engaged in investor relations activities, within 30 days of being so engaged by our company.

As of November 30, 2016, options to purchase an aggregate of 4,100,000 common shares were outstanding, all of which are governed by the terms of our stock option plan. Of the foregoing options, 600,000 are exercisable (each, into one common share) at a price of $0.04 per share on or before July 31, 2020 and the remaining 3,500,000 are exercisable (each, into one common share) at a price of $0.19 per share on or before April 21, 2018.

Action Necessary to Change the Rights of Holders of Our Shares

Under the ABCA, a company can amend its articles and governing documents via a special resolution of its shareholders. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. Items that can be amended via special resolution include (but are not limited to): a change in our name; changing any maximum number of shares that we are authorized to issue; creating new classes of shares; reducing or increasing our stated capital; changing the designation of our shares to add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of our shares, whether issued or unissued; dividing a class of shares, whether issued or unissued, into series and fixing the number of shares in each series and the rights, privileges, restrictions and conditions thereof; authorizing the directors to divide any class of unissued shares into series and to fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof; authorizing the directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series; or adding, changing or removing restrictions on the issue, transfer or ownership of shares.

Shareholder Meetings

Under the ABCA: (1) Zomedica must hold an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting; (2) the directors may at any time call a special meeting of shareholders; and (3) the holders of not less than 5% of the issued shares of Zomedica that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The most recent annual meeting of our shareholders was held on April 21, 2016.

The ABCA requires that notice of the time and place of a meeting of shareholders shall be sent not less than 21 days and not more than 50 days before the meeting: (1) to each shareholder on record that is entitled to vote at the meeting; (2) to each director; and (3) to the auditor of Zomedica.

Zomedica also complies with certain continuous disclosure obligations of a reporting issuer in Canada respecting shareholder meetings, in addition to the rules and policies of the TSX-V.

Listing

Our common shares are listed on the TSX-V in Canada under the symbol “ZOM.” There currently is no market for our common shares in the United States. We intend to apply to list our common shares on the NYSE MKT.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is CST Trust Company, 320 Bay Street, 3rd Floor, Toronto, Ontario M5H 4A6, telephone (416) 682-3844.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares in the United States. Future sales of our common shares in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common shares prevailing from time to time.

Shares Eligible for Immediate Sale

As of November 30, 2016, we had 83,173,196 common shares outstanding.  We are registering for sale a total of 68,252,773 common shares. Upon the effectiveness of the registration statement of which this prospectus forms a part, these shares will be freely tradable without restriction or further registration under the Securities Act. The remaining 14,920,425 common shares will be “restricted securities” as such term is defined under Rule 144. These restricted securities may only be sold if they are registered under the Securities Act, such restricted securities are sold in accordance with the requirements of Rule 144 or if they are sold in a transaction that is exempt from the registration requirements of the Securities Act, Certain of the common shares covered by this prospectus are subject to escrow agreements and other selling restrictions, as discussed below under “—Escrow Agreements and Other Selling Restrictions.”

Escrow Agreements and Other Selling Restrictions

In compliance with certain requirements of the TSX-V, 25,806,710 common shares are held subject to escrow agreements that prohibit the sale or transfer of such common shares.  12,903,355 common shares will be released from escrow on April 29, 2017 and the remaining 12,903,355 common shares will be released from escrow on October 29, 2017. 5,970,340 outstanding common shares and 400,000 common shares issuable upon the exercise of outstanding options are subject to resale restrictions pursuant to TSX-V policies.  2,985,170 of the outstanding shares will be eligible for sale in January 2017 and the remaining 2,985,170 outstanding common shares will be eligible for sale in April 2017.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock (831,732 common shares as of November 30, 2016) or the average weekly trading volume of our common stock reported through the NYSE MKT during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Stock Issued Under Our Stock Option Plan

We intend to file a registration statement on Form S-8 under the Securities Act to register common shares issuable under our Stock Option Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the escrow or other selling restrictions described above.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of acquiring, owning, and disposing of our common shares acquired pursuant to this prospectus. This summary does not discuss any tax consequences applicable to the selling shareholders. Each selling shareholder should consult its own tax advisor regarding the tax consequences of the resale of common shares.

Scope of this Summary

Tax Consequences Not Addressed

This summary does not address all potential U.S. federal income tax considerations that may be relevant to a particular U.S. Holder. In addition, this summary does not take into account the individual facts and circumstances that may affect the U.S. federal income tax consequences to a particular U.S. Holder, including specific tax consequences under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address any U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax considerations. Except as specifically set forth below, this summary does not discuss tax reporting requirements that may be applicable to any particular U.S. Holder. Each prospective U.S. Holder should consult its own tax advisors regarding the tax consequences of acquiring, owning, and disposing of our common shares acquired pursuant to this prospectus.

Authorities

This summary is based upon the provisions of the Code, the United States Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and administrative rulings and judicial decisions interpreting the Code and the United States Treasury Regulations, all as currently in effect, and all subject to differing interpretations or change, possibly on a retroactive basis. We have not sought, and will not seek, a ruling from the IRS regarding any matter discussed herein, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position that is different from, and contrary to, the positions taken in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares acquired pursuant to this prospectus that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States (as determined under U.S. federal income tax rules);

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person.

An individual may be a resident for U.S. federal income tax purposes in any calendar year if the individual was present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending with the current calendar year. For purposes of this calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

Non-U.S. Holders Not Addressed

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders of acquiring, owning, and disposing of common shares. Each prospective investor should consult a professional tax advisor with respect to the U.S. federal income, U.S. alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of acquiring, owning, and disposing of our common shares.

Certain U.S. Holders Not Addressed

This summary does not address the U.S. federal income tax considerations applicable U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that:

•	are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;

•	are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method;

•	have a “functional currency” other than the U.S. dollar;

•	own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

•	acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services;

•	hold common shares other than as a capital asset within the meaning of section 1221 of the Code (generally, property held for investment purposes);

•	are partnerships or other “pass-through” entities for U.S. federal income tax purposes (or investors in such partnerships or entities);

•	own, have owned, or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of your company;

•	are U.S. expatriates or former long-term residents of the United States;

•	have been, are, or will be residents or deemed to be residents in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”);

•	use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada;

•	are persons whose common shares constitute “taxable Canadian property” under the Tax Act; or

•	have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.

U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of acquiring, owning, and disposing of our common shares.

The following summary is not a substitute for careful tax planning and advice. U.S. Holders of common shares are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the issues discussed herein, in light of their particular circumstances, as well as any considerations arising under the laws of any foreign, state, local, or other taxing jurisdiction.

PFIC Status and Related Tax Consequences

Status as a PFIC

We believe we were classified as a PFIC during our taxable year ended 2015, and based on current business plans and financial expectations, we believe we will continue to be a PFIC for the current and future taxable years. As a result, certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder of acquiring, owning, and disposing of our common shares. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any taxable year depends on the assets and income of such corporation calculated on an annual basis and, as a result, cannot be predicted with certainty as of the date of this prospectus. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of our company.

A foreign corporation generally will be classified as a PFIC under Section 1297 of the Code in any taxable year in which either:

•	at least 75% of its gross income is “passive income”, or the PFIC Income Test; or

•	at least 50% of the gross value of its assets is attributable to assets that produce, or are held for the production of, passive income, based on the quarterly average of the fair market value of such assets, or the PFIC Asset Test.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. Passive assets include cash and liquid securities, even if used as working capital.

If our company is a PFIC for any taxable year during which a U.S. Holder owns common shares, such U.S. Holder will be subject to different taxation rules with respect to an investment in our common shares depending on whether such U.S. Holder makes an election to treat our company as a “qualified electing fund” under Section 1295 of the Code, or a QEF Election or makes a mark-to-market election under Section 1296 of the Code, or a Mark-to-Market Election. A U.S. Holder that does not make either election is referred to in this summary as a “Non-Electing U.S. Holder.”

Default PFIC Rules

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code.

Distributions are divided into two categories, “excess distributions” and others. An excess distribution is the amount received in a taxable year that exceeds 125% of the average annual distributions paid on our common shares in the three preceding taxable years.

Any gain realized on the sale, exchange or other disposition of our common shares is also considered an excess distribution.

Under these rules:

•	the excess distribution is allocated ratably over the holding period (on a daily basis) for the common shares;
•	the amount allocated to prior taxable years is subject to tax at the highest rate of tax applicable to ordinary income in each such year;
•	an interest charge for the deemed tax deferral is imposed with respect to the resulting tax attributable to each such prior taxable year. A taxpayer that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible; and
•	the amount allocated to the current taxable year is taxed as ordinary income and would not be “qualified dividend income” or long-term capital gain (see “General Rules Applicable to the Ownership and Disposition of Common Shares – Distributions on Common Shares” below).

In addition, if a Non-Electing U.S. Holder who is an individual dies while owning our common shares the Non-Electing U.S. Holder’s successor would be ineligible to receive a step-up in tax basis of the common shares.

To the extent a distribution on our common shares does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions, and will not be eligible for the reduced rates applicable to “qualified dividend income” with respect to such distribution.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a Non-Electing U.S. Holder who held common shares while we are a PFIC, whether or not we meet the PFIC Income Test or PFIC Asset Test in those subsequent years. Non-Electing U.S. Holders are encouraged to consult their tax advisors regarding the application of the PFIC rules to their specific situation.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election with respect to our common shares, referred to in this disclosure as an “Electing U.S. Holder,” will not be subject to the default PFIC tax, or Section 1291, and interest charge rules (or the denial of basis step-up at death) discussed above with respect to such shares. Instead, an Electing U.S. Holder must include in income such shareholder’s pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing U.S. Holder. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Holder’s allocable share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Holder’s allocable share of the PFIC’s net capital gains. No portion of any such inclusion of ordinary earnings will be eligible to be treated as “qualified dividend income.” If an Electing U.S. Holder is an individual, any such net capital gain inclusions would be eligible for taxation at the preferential capital gain tax rates. Such income inclusions generally will be treated as income from sources outside the United States for foreign tax credit purposes.

An Electing U.S. Holder will be subject to U.S. federal income tax on such income inclusions for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such Electing U.S. Holder. However, an Electing U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If an Electing U.S. Holder is an individual, any such interest will be treated as non-deductible “personal interest.”

Any net operating loss or net capital loss of a PFIC will not pass through to the Electing U.S. Holder and will not offset any ordinary earnings or net capital gain of a PFIC recognized by Electing U.S. Holders in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, recognized by the Electing U.S. Holder on its disposition of the common shares).

An Electing U.S. Holder generally (i) may receive a tax-free distribution from our company to the extent that such distribution represents earnings and profits of our company that were previously included in income by the Electing U.S. Holder because of such QEF Election and (ii) will adjust such Electing U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, an Electing U.S. Holder generally will recognize capital gain or loss on the sale, exchange, or other taxable disposition of common shares.

A U.S. Holder may make a timely QEF Election with respect to its ownership of our common shares by filing one copy of IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return for the first year in which it holds our common shares. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging election” pursuant to Section 1291(d) of the Code recognizing gain as if its common shares were sold for their fair market value on the day the QEF Election is effective (which will be taxed under the default rules of Section 1291 of the Code discussed above). If a U.S. Holder makes a QEF Election but does not make a “purging election,” then such U.S. Holder shall not be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its common shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the taxable year for which such QEF Election is timely made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent taxable year, the QEF Election will be effective and the Electing U.S. Holder will be subject to the QEF rules described above during any subsequent taxable year in which the Company qualifies as a PFIC.

Each U.S. Holder should consult its own tax advisors regarding tax consequences of a QEF Election with respect to us and any subsidiary PFIC.

Mark-to-Market Election

Alternatively, if our common shares are “marketable stock,” a U.S. Holder generally would be permitted to make a Mark-to-Market Election. Generally, stock will be considered “marketable stock” if it is “regularly traded” on a “qualified exchange” within the meaning of applicable United States Treasury Regulations. A class of stock is “regularly traded” on an exchange during any calendar year in which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A “qualified exchange” includes: (i) a national securities exchange that is registered with the Securities and Exchange Commission, (ii) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (iii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (a) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (b) the rules of such foreign exchange effectively promote active trading of listed stocks.

If a Mark-to-Market Election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Mark Election. A U.S. Holder’s tax basis in the common shares would be adjusted to reflect the amount included in gross income or allowed as a deduction because of the Mark-to-Market Election. Gain realized on the sale, exchange, or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange, or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations (see “General Rules Applicable to the Ownership and Disposition of Common Shares – Sale or Other Taxable Disposition of Common Shares” below). Amounts treated as ordinary income are not eligible for the preferential tax rates applicable to “qualified dividend income” or long-term capital gains.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the common shares cease to be marketable stock or the IRS consents to revocation of such election. If a U.S. Holder does not make a Mark-to-Market Election beginning in the first taxable year of such U.S. Holder’s holding period for the common shares for which we are a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of subsidiary PFIC stock or excess distributions from a subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses our common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares. Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. In addition, if a U.S. Holder owns common shares during any taxable year that we are treated as a PFIC, it will be required to file IRS Form 8621 (regardless of whether a QEF or Mark-to-Market Election is made). There are certain de minimis exceptions to this requirement.

Lastly, if we are not treated as a PFIC, and you paid taxes as if we were a PFIC, then you may be able to claim a refund for taxes you paid in excess of the taxes you actually owed. If you do not timely make such a refund claim, then your refund will be disallowed and you will bear more taxes than you actually owe.

The rules dealing with PFICs and with the QEF and Mark-to-Market Election are very complex and are affected by various factors in addition to those described above. Prospective investors should consult their own tax advisors regarding the application of the PFIC rules to our common shares, the availability and advisability of making a QEF or Mark-to-Market Election and the application of the reporting rules to your particular situation.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the common shares but is subject in its entirety to the special rules described above under the heading “PFIC Status and Related Tax Consequences.”

Distributions on Common Shares

The gross amount of any distribution (including amounts, if any, withheld in respect of Canadian withholding tax) actually or constructively received by a U.S. Holder with respect to our common shares will be taxable to the U.S. Holder as a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions to a U.S. Holder in excess of earnings and profits will be treated first as a return of capital that reduces a U.S. Holder’s tax basis in such common shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of our common shares), and then as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares”). The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. In the event we make distributions to holders of common shares, we may or may not calculate our earnings and profits under U.S. federal income tax principles. If we do not do so, any distribution may be required to be regarded as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders.

Non-corporate U.S. Holders, including individuals, will generally be eligible for the preferential U.S. federal rate on “qualified dividend income,” provided that we are a “qualified foreign corporation,” the stock on which the dividend is paid is held for a minimum holding period, and other requirements are satisfied. A “qualified foreign corporation” includes a foreign corporation that is not a PFIC in the year of the distribution or in the prior taxable year and that is eligible for the benefits of an income tax treaty with the United States that contains an exchange of information provision and has been determined by the United States Treasury Department to be satisfactory for purposes of the legislation (such as the Canada-U.S. Tax Convention).

Distributions to U.S. Holders generally will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Sale or Other Taxable Disposition of Common Shares

Upon the sale, exchange, or other taxable disposition of common shares, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, or other disposition and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. If the U.S. holder receives Canadian dollars in the transaction, the amount realized will be the U.S. dollar value of the Canadian dollars received, which is determined for cash basis taxpayers on the settlement date for the transaction and for accrual basis taxpayers on the trade date (although accrual basis taxpayers can also elect the settlement date). A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a corporate U.S. Holder. Deductions for capital losses are subject to significant limitations under the Code. The gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Additional Considerations

Additional Medicare Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates, or trusts (other than trusts that are exempt from tax) are subject to a tax of 3.8% on “net investment income” (or undistributed “net investment income,” in the case of estates and trusts) for each taxable year, with such tax applying to the lesser of such income or the excess of such person’s adjusted gross income (with certain adjustments) over a specified amount. Net investment income includes dividends on the common shares and net gains from the disposition of the common shares.

Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income. United States Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the common shares excluding QEF basis adjustments. Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments.

U.S. Holders that are individuals, estates, or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange, or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation (including constructive dividends) should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, certain U.S. Holders who hold certain “specified foreign financial assets” that exceed certain thresholds are required to report information relating to such assets. The definition of “specified foreign financial assets” generally includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Significant penalties may apply for failure to satisfy applicable reporting obligations.

Distributions paid with respect to common shares and proceeds from a sale, exchange, or redemption of common shares made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting to the IRS and possible U.S. backup withholding (at a rate of 28%). Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct U.S. taxpayer identification number and makes any other required certification on IRS Form W-9 or that is a corporation or other entity that is otherwise exempt from backup withholding. Each U.S. Holder should consult its own tax advisors regarding the application of the U.S. information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. U.S. Holders should consult with their own tax advisors regarding their reporting obligations, if any, as a result of their acquisition, ownership, or disposition of our common shares.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

The following is, as of the date of this prospectus, a summary of the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) that generally apply to the acquisition, holding and disposition of common shares by a person who is neither resident nor deemed to be resident in Canada for purposes of the Tax Act, is a resident of the U.S. for purposes of the Canada - U.S. Income Tax Convention (“Treaty”) and acquires a beneficial interest in the common shares (a “U.S. Holder”).

This summary applies only to a U.S. Holder who, at all relevant times, for purposes of the Tax Act:

•	holds the common shares as capital property;

•	does not, and is not deemed to, use or hold the common shares in the course of carrying on a business in Canada;

•	deals at arm’s length and is not affiliated with us; and

•	is a “qualifying person” or otherwise entitled to benefits under the Treaty.

Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”), and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof. This summary assumes the Tax Proposals will be enacted in the form proposed, however, no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. Except for the Tax Proposals, this summary does not take into account or anticipate any changes in law or administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations that apply to an investment in common shares. Moreover, the income and other tax consequences of acquiring, holding or disposing of common shares will vary depending on an investor’s particular circumstances. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any investor. Consequently, investors should consult their own tax advisors for advice with respect to the income tax consequences of an investment in common shares based on their particular circumstances.

Dividends on Common Shares

Dividends paid or credited on the common shares (or deemed to be paid or credited on the common shares) to a U.S. Holder will generally be subject to Canadian withholding tax at the rate of 15%.

Dispositions of Common Shares

A U.S. Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of common shares (other than a disposition to us, unless purchased by us in the open market in the manner in which shares are normally purchased by any member of the public in the open market, in which case other considerations may arise), unless the common shares are “taxable Canadian property” of the U.S. Holder for purposes of the Tax Act and the U.S. Holder is not entitled to relief under the Treaty.

Generally, the common shares will not constitute “taxable Canadian property” of a U.S. Holder at a particular time provided that the common shares are listed at that time on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX-V and NYSE MKT), unless at any particular time during the 60-month period that ends at that time both of the following are true:

1. (a) the U.S. Holder, (b) persons with whom the U.S. Holder does not deal with at arm’s length (for purposes of the Tax Act), (c) partnerships in which the U.S. Holder or a person described in (b) holds an interest directly or indirectly through one or more partnerships, or (d) any combination of (a) to (c) owned 25% or more of the issued shares of any class or series of our capital stock; and

2. more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of: (a) real or immovable properties situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), and (d) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, common shares may be deemed to be taxable Canadian property. U.S. Holders whose common shares may constitute taxable Canadian property should consult their own tax advisors.

PLAN OF DISTRIBUTION

The selling shareholders, which, as used herein, includes donees, pledgees, transferees or other successors-in-interest selling common shares or interests in common shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares or interests in their common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the common shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling shareholders may also sell our common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of common shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common shares offered by them will be the purchase price of the common shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling shareholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they and we meet the criteria and conform to the requirements of that rule, including the requirements applicable to former shell companies.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common shares or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the common shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the common shares offered hereby will be passed upon for us by Tingle Merrett LLP, Calgary, Alberta, Canada. Lowenstein Sandler LLP, New York, New York has acted as our United States counsel in connection with this offering.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2015 and 2014 have included in this prospectus in reliance upon the report of MNP LLP, independent registered public accounting firm, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common shares offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and our common shares, we refer you to the registration statement, including its exhibits and the financial statements, notes and schedules filed as a part of that registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement and its exhibits and schedules at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You also may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as Zomedica Pharmaceuticals Corp., that file electronically with the SEC.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.zomedica.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or accessible through, our website does not constitute part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements of ZoMedica Pharmaceuticals Inc. as of and for the period from May 14, 2015 (date of incorporation) to December 31, 2015
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheet	F-4
Consolidated Statements of Operations and Comprehensive Loss	F-5
Consolidated Statements of Shareholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to the Consolidated Financial Statements	F-8

Page
Condensed Unaudited Interim Consolidated Financial Statements of Zomedica Pharmaceuticals Corp. for the nine months ended September 30, 2016 and the period from May 14, 2015 (date of incorporation) to September 30, 2015:
Condensed Unaudited Interim Consolidated Balance Sheets	F-25
Condensed Unaudited Interim Consolidated Statements of Operations and Comprehensive Loss	F-26
Condensed Unaudited Interim Consolidated Statements of Shareholders’ Equity (Deficiency)	F-27
Condensed Unaudited Interim Consolidated Statements of Cash Flows	F-28
Notes to the Condensed Unaudited Interim Consolidated Financial Statements	F-29

F-1

ZoMedica Pharmaceuticals Inc.

Consolidated Financial Statements

For the Period from May 14, 2015 (Date of Incorporation) to December 31, 2015

(Expressed in United States Dollars, unless otherwise noted)

F-2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ZoMedica Pharmaceuticals Inc.:

We have audited the accompanying consolidated balance sheet of ZoMedica Pharmaceuticals Inc. and subsidiaries (the "Company") as of December 31, 2015, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the period from May 14, 2015 (date of incorporation) to December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the period from May 14, 2015 (date of incorporation) to December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's recurring losses from operations and accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MNP LLP
December 13, 2016	Chartered Professional Accountants
Toronto, Ontario	Licensed Public Accountants

F-3

ZoMedica Pharmaceuticals Inc.

Consolidated Balance Sheet

As at December 31, 2015

(in United States dollars)

	Note	December 31, 2015

Assets

Current assets:
Cash and cash equivalents		$3,243,710
Prepaid expenses		151,492
Deposits		37,578
		3,432,780

Deposits		15,976
Property and equipment	5	100,561
Intangibles	6	11,017
		$3,560,334

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued liabilities		$141,576
Shareholder loans payable	16	4,713
		146,289

Shareholders' equity:
Capital stock
Authorized
Unlimited common shares without par value
Issued and outstanding
77,370,716 common shares	7	5,214,691
Additional paid-in capital	8	19,890
Accumulated deficit		(1,820,536)
		3,414,045

		$3,560,334

Signed on behalf of the Board

”Gerald Solensky”	”Wiliam C. MacArthur”
Chairman of the Board	Director

The accompanying notes are an integral part of these consolidated financial statements

F-4

ZoMedica Pharmaceuticals Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015

(in United States dollars)

		May 14, 2015 - December 31,
	Note	2015

Expenses:
Research and development	13	$805,369
General and administrative	13	341,239
Professional fees	13	672,138
Amortization	6	751
Depreciation	5	5,998
Loss from operations		1,825,495
Foreign exchange gain		(7,849)
Loss on sale of equipment		2,890
Loss before income taxes		1,820,536
Income tax expense	9	-
Net loss and comprehensive loss		$1,820,536

Weighted average number of common shares - basic and diluted		46,230,790

Loss per share - basic and diluted		$(0.04)

Nature of operations (Note 1)

Commitments and contingencies (Note 8)

The accompanying notes are an integral part of these consolidated financial statements

F-5

ZoMedica Pharmaceuticals Inc.

Consolidated Statements of Shareholders’ Equity

For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015

(in United States dollars)

	Note	Number of common shares	Capital stock	Additional paid-in capital	Accumulated deficit	Total

Balance at May 14, 2015		$-	$-	$-	$-	$-
Issuance of shares	7	64,915,366	4,561,986	-	-	4,561,986
Shares issued for services	7	12,455,350	652,705	-	-	652,705
Options issued for services	8	-	-	19,890	-	19,890
Net loss for the period					(1,820,536)	(1,820,536)
Balance at December 31, 2015		77,370,716	$5,214,691	$19,890	$(1,820,536)	$3,414,045

The accompanying notes are an integral part of these consolidated financial statements

F-6

ZoMedica Pharmaceuticals Inc.

Consolidated Statements of Cash Flows

For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015

(in United States dollars)

		May 14, 2015 - December 31,
	Note	2015

Cash flows used in operating activities:
Net loss for the period		$(1,820,536)
Adjustments for
Depreciation	5	5,998
Amortization	6	751
Loss on sale of fixed assets		2,890
Shares issued for services	7	952,705
Stock-based compensation	8	19,890
Change in non-cash operating working capital
Prepaid expenses		(151,492)
Deposits		(53,554)
Accounts payable and accrued liabilities		141,576
		(901,772)

Cash flows from financing activities:
Capital stock issued	7	4,261,986
Increase in shareholder loan payable		4,713
		4,266,699

Cash flows used in investing activities:
Investment in intangibles	6	(11,768)
Investment in property and equipment	5	(109,449)
		(121,217)

Increase in cash and cash equivalents during the period		3,243,710

Cash and cash equivalents, beginning of period		-

Cash and cash equivalents, end of period		$3,243,710

The accompanying notes are an integral part of these consolidated financial statements

F-7

ZoMedica Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(in United States dollars)

1.         Nature of operations

ZoMedica Pharmaceuticals Inc. (the “Company” or “ZoMedica”) was incorporated on May 14, 2015 under the Canada Business Corporations Act. The Company has one corporate subsidiary, ZoMedica Pharmaceuticals Inc., a Delaware company (the “Subsidary”) included in these consolidated financial statements. The Company is a biopharmaceutical company targeting health and wellness solutions for the companion pet through a ground-breaking approach that focuses on the needs of the veterinarians themselves. The Company’s head office is located at 3928 Varsity Drive, Ann Arbor, MI 48108 and its registered office is located at Suite 1250, 639 – 5th Avenue S.W., Calgary, Alberta T2P 0M9.

On April 21, 2016, Wise Oakwood Ventures Inc. (“WOW”), a corporation existing under the laws of the Province of Alberta, closed its Qualifying Transaction (“Transaction”) with ZoMedica. The Transaction proceeded by way of a three-cornered amalgamation, pursuant to which ZoMedica amalgamated with 9674128 Canada Inc., a wholly-owned subsidiary of WOW formed solely for the purposes of facilitating the Transaction. The amalgamated company changed its name to Zomedica Pharmaceuticals Ltd. and WOW subsequently changed its name to Zomedica Pharmaceuticals Corp. (“Zomedica”). The shares of Zomedica began trading under the new symbol “ZOM” on Monday May 2, 2016 on the TSX Venture Exchange.

Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $1,820,536 for the period ended December 31, 2015, and has an accumulated deficit of $1,820,536 as at December 31, 2015. The Company has funded its research and development (“R&D”) activities principally through the issuance of securities and loans from related parties. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities, the Company will likely require significant additional capital. The Company’s ultimate success will depend on whether its future product candidates receive the necessary regulatory approval and it is able to successfully market approved products. The Company cannot be certain that it will be able to receive regulatory approval for any of its future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability.

The availability of equity or debt financing will be affected by, among other things, the results of the Company’s research and development, its ability to obtain regulatory approvals, the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities.

F-8

ZoMedica Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(in United States dollars)

1.         Nature of operations (continued)

The consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption no longer becomes appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

2.         Basis of presentation

The accounting policies set out below have been applied consistently in the financial statements

a)	Basis of consolidation

The consolidated financial statements include the following entity:

•	ZoMedica Pharmaceuticals Inc., incorporated on May 6, 2015 in the state of Delaware, United States with operations commencing on May 14, 2015.

b)	Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3.       Significant accounting policies

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except as otherwise noted.

Functional and reporting currencies

The Company’s and subsidiary’s functional currency, as determined by management, is US dollars, which is also the Company’s reporting currency.

The accounting policies set out below have been applied consistently to all periods and companies presented in the consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and cash held in trust related to share issuances. The cash held in trust is readily available to the Company and is classified as current.

The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

F-9

ZoMedica Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(in United States dollars)

3.     Significant accounting policies (continued)

Property and equipment

Property and equipment are carried at historical cost less accumulated depreciation and any accumulated impairment losses. Each component of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately. Maintenance and repair expenditures that do not improve or extend the life are expensed in the period incurred.

Depreciation is recognized so as to write off the cost or valuation of assets (other than land) less their residual values over their useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Estimated useful lives for the principal asset categories are as follows:

Computer equipment	3 years
Furniture and equipment	5-7 years
Laboratory equipment	5-7 years
Leasehold improvements	Over shorter of estimated
useful life and lease term

Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value.

Research and development

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730.

Share issue costs

Share issue costs are recorded as a reduction of the proceeds from the issuance of capital stock.

Translation of foreign currencies

In respect of other transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

F-10

ZoMedica Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(in United States dollars)

3.     Significant accounting policies (continued)

Stock-based compensation

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted if the fair value of the goods or services received by the Company cannot be reliably estimated.

The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the vesting period of the option. The provisions of the Company's stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity. Stock-based compensation expense recognized during the period is based on the value of stock-based payment awards that are ultimately expected to vest.

The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Loss per share

Basic loss per share (“EPS”) is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options. In certain circumstances, the conversion of options are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive.

The dilutive effect of stock options is determined using the treasury stock method. Stock options to purchase common shares of the Company during fiscal 2015 were not included in the computation of diluted EPS because the Company has incurred a loss for the period ended December 31, 2015 as the effect would be anti-dilutive.

Comprehensive loss

The Company follows ASC topic 220. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive loss is net loss plus certain items that are recorded directly to shareholders' equity. The Company has no other comprehensive loss items.

Intangible assets

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful lives and amortization methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

Computer software	3 years
Trademarks	15 years

F-11

ZoMedica Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(in United States dollars)

3.        Significant accounting policies (continued)

Fair value measurement

Under ASC topic 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC topic 820 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

●	Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

●	Level 3 - Unobservable inputs for the asset or liability.

The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that management believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize the deferred tax assets in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company recognizes a liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes.

F-12

ZoMedica Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(in United States dollars)

3.       Significant accounting policies (continued)

Segmented reporting

The Company currently operates as a single segment. Its principal business relates to the discovery, development and commercialization of innovative pharmaceuticals for the companion pet.

Future accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016 the FASB issued ASU No. 2016-08 to clarify the implementation guidance on considerations of whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU No. 2016-10 to clarify guidance on identifying performance obligations and the implementation guidance on licensing. In May 2016, the FASB issued amendments ASU No. 2016-11 and 2016-12 to amend certain aspects of the new revenue guidance (including transition, collectability, noncash consideration and the presentation of sales and other similar taxes) and provided certain practical expedients. The guidance is effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods). Early adoption is permitted but not before the annual reporting period (and interim reporting period) beginning January 1, 2017. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flows.

In June 2014, the FASB issued ASU No. 2014-12 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D.2 The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow. In March 2016, the FASB issued new guidance ASU No. 2016-09 which simplifies several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, accounting for forfeitures, and classification on the statement of cash flows. The guidance is effective for reporting periods (including interim periods) beginning after December 15, 2016. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flows.

In 2014, the FASB issued ASU No. 2014-15, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the amendments to

F-13

ZoMedica Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(in United States dollars)

3.       Significant accounting policies (continued)

Future accounting pronouncements (continued)

determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity, which applies to any entity that is an issuer of, or invests in, hybrid financial instruments that are issued in the form of a share. The amendments in ASU No. 2014-16 clarify that an entity must take into account all relevant terms and features when reviewing the nature of the host contract. Additionally, the amendments state that no one term or feature would define the host contract’s economic characteristics and risks. Instead, the economic characteristics and risks of the hybrid financial instrument as a whole would determine the nature of the host contract. ASU No. 2014-16’s amendments will be effective for public business entities for fiscal years, and interim periods within those fiscal years, starting after December 15, 2015, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flows.

In January 2016, the FASB issued ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for operating leases under current GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance.

Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early application is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the Statement of Cash Flows. ASU 2016-15 will be effective on May 1, 2018, and will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

F-14

ZoMedica Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(in United States dollars)

4.        Critical accounting judgments and key sources of estimation uncertainty

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical areas of estimation and judgements in applying accounting policies include the following:

Going concern

As discussed above, these financial statements have been prepared in accordance with US GAAP on a going concern basis, which assumes the realization of assets and discharge of liabilities in the normal course of business within the foreseeable future. Management uses judgment in determining assumptions for cash flow projections, such as anticipated financing, anticipated sales and future commitments to assess the Company’s ability to continue as a going concern. A critical judgment is that the Company continues to raise funds going forward and satisfy their obligations as they become due.

Useful lives of property and equipment

As described in Note 3 above, the Company reviews the estimated useful lives of property and equipment with definite useful lives at the end of each year and assesses whether the useful lives of certain items should be shortened or extended, due to various factors including technology, competition and revised service offerings. During the period ended December 31, 2015, the Company was not required to adjust the useful lives of any assets based on the factors described above.

Deferred income taxes

The calculation of deferred income taxes is based on assumptions which are subject to uncertainty as to timing and which tax rates are expected to apply when temporary differences reverse. Deferred tax recorded is also subject to uncertainty regarding the magnitude of non-capital losses available for carry forward and of the balances in various tax pools. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements from changes in such estimates in future period could be material. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets are reviewed at each statement of financial position date and adjusted to the extent that it is no longer probable that the related tax benefit will be realized.

F-15

ZoMedica Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(in United States dollars)

5.         Property and equipment

	Computer equipment	Furniture and equipment	Laboratory equipment	Leasehold improvements	Total
Cost
Balance at May 14, 2015	$-	$-	$-	$-	$-
Additions	54,685	7,364	32,665	14,735	109,449
Dispositions	(2,890)				(2,890)
Balance at December 31, 2015	51,795	7,364	32,665	14,735	106,559

Accumulated depreciation					-
Balance at May 14, 2015	-	-	-	-	-
Depreciation	3,163	438	1,578	819	5,998
Dispositions	-	-	-	-	-
Balance at December 31, 2015	3,163	438	1,578	819	5,998

Net book value as at:
December 31, 2015	$48,632	$6,926	$31,087	$13,916	$100,561

6.         Intangible assets

	Computer software	Trademarks	Total
Cost
Balance at May 14, 2015	$-	$-	$-
Additions	5,143	6,625	11,768
Dispositions			-
Balance at December 31, 2015	5,143	6,625	11,768

Accumulated amortization			-
Balance at May 14, 2015	-	-	-
Amortization	714	37	751
Dispositions	-	-	-
Balance at December 31, 2015	714	37	751

Net book value as at:
December 31, 2015	$4,429	$6,588	$11,017

F-16

ZoMedica Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(in United States dollars)

7.         Capital stock

Authorized - Unlimited number of common shares without par value.

Issued and outstanding common shares:

	Number of
	common
	shares	Share capital
Balance at inception	-	$-
Shares issued for intellectual property (i)	37,343,100	300,000
Shares issued for services (ii)	11,232,150	432,705
Shares issued for cash (ii)	4,932,020	190,000
Shares issued for services (iii)	1,223,200	220,000
Shares issued for cash (iii)	22,640,246	4,071,986
Balance at December 31, 2015	77,370,716	$5,214,691

i)	On May 31, 2015, the Company issued 37,343,100 common shares in exchange for contribution of intellectual property and the business concept at a price of CDN$0.01 per share for gross proceeds of CDN$373,431 or $300,000. The Company measured the transaction based on the fair value of the intellectual property and has expensed these costs in accordance with ASC topic 730.
ii)	On July 31, 2015, the Company completed a private placement of 16,164,170 common shares at a price of CDN$0.05 per share for gross proceeds of CDN$808,209 or $622,705. The proceeds were comprised of consulting services in exchange for equity of $432,705 and cash proceeds of $190,000. The consulting services were recorded as professional fees expenses. Shares issued for consulting services were recorded based on the value of the services received.
iii)	On December 22, 2015, the Company completed a private placement of 23,863,446 common shares at a price of CDN$0.25 per share for gross proceeds of CDN$5,965,862 or $4,291,986. The proceeds were comprised of consulting services in exchange for equity of $220,000 and cash proceeds of $4,071,986. The consulting services were recorded as professional fees expenses. Shares issued for consulting services were recorded based on the value of the services received.

8.         Stock-based compensation

During the period from May 14, 2015 (Date of Incorporation) to December 31, 2015, the Company issued 1,000,000 stock options, each option entitling the holder to purchase one common share of the Company. The Company does not currently have a stock option plan. The stock options vested immediately on the date of issuance. The continuity of the issuance of stock options are as follows:

	Number of Options	Weighted Avg Exercise Price (CDN)
Balance at May 14, 2015	-	$-
Options issued	1,000,000	0.05
Balance at December 31, 2015	1,000,000	$0.05

As at December 31, 2015, details of the issued stock options are as follows:

Grant date	Exercise price (CDN$)	Number of options	Number of vested options	Weighted Avg Remaining Life (years)
July 31, 2015	$0.05	1,000,000	1,000,000	4.59

F-17

ZoMedica Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(in United States dollars)

8.         Stock-based compensation (continued)

The Company uses the Black Scholes option pricing model to determine the fair value of options granted using the following assumptions:

Volatility	63%
Risk-free interest rate	1.54%
Expected life	5.0 years
Dividend yield	0%
Common share price	CDN $0.05
Strike price	CDN $0.05
Forfeiture rate	nil
Grant date fair value	$19,890

Volatility is determined based on volatilities of comparable companies given the Company has no trading history.

The risk-free rate assumed in valuing the options is based on the Canadian treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future. The Company has estimated its stock option forfeitures to be Nil for period ended December 31, 2015.

The Company recorded stock based compensation of $19,890 related to the grant above during the period ended December 31, 2015.

9.         Income taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% to the effective tax rate is as follows:

For the period ended December 31, 2015
Loss before income taxes	$(1,820,536)
Expected income tax expense (recovery)	(482,442)
Effect of higher tax rate in foreign jurisdiction	(156,470)
Non-deductible expenses	1,770
Valuation allowance	637,142
Total income tax expense	$-

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

Property and equipment - US	$6,000
Intangible assets - US	750
Net operating losses carried forward - US	1,353,850
Non capital losses carried forward - Canada	453,260
$1,813,860

F-18

ZoMedica Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(in United States dollars)

9.      Income taxes (continued)

The Company has not recorded a deferred tax asset related to these unused losses and other temporary differences because it is more likely than not that future taxable income will be available against which these unused tax attributes can be utilized.

The US net operating losses in the amount of $1,353,850 and the Canadian non-capital losses carry forwards in the amount of $453,260 expire in 2035. The remaining deductible temporary differences may be carried forward indefinitely.

10.       Commitments and Contingencies

Total future annual lease payments for the premises are as follows:

2016	$49,914
2017	51,414
2018	34,784
Total	$136,112

11.       Financial instruments

(a)	Fair values

The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(i)	The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options.

An increase/decrease in the volatility would have resulted in an increase/decrease in the fair value of the options.

F-19

ZoMedica Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(in United States dollars)

11.        Financial instruments (continued)

The carrying values of cash, trade and other receivable, accounts payable and accrued liabilities and shareholder loans payable approximates their fair values because of the short-term nature of these instruments.

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and cash equivalents, due to related parties due to the short-term nature of these balances.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)	Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at December 31, 2015:

			December 31, 2015
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable and accrued liabilities	141,576	-	-	-	-	141,576
Related parties
Shareholder's loan payable	4,713	-	-	-	-	4,713
	146,289	-	-	-	-	146,289

F-20

ZoMedica Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(in United States dollars)

12.      Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development targeting health and wellness solutions for the companion pet. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for loss for the period, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in the United States of America (“US”).

December 31,
2015
$
Total assets
Canada	1,486,895
US	2,073,439

Total property and equipment
US	100,561

13.       Schedule of expenses

	For the period ended December 31, 2015
	Research and	Professional	General and
	Development	Fees	Administrative

Salaries, bonus and benefits	$127,346	$-	$83,193
Business plan development	300,000	-	-
Marketing and investor relations	-	-	40,104
Travel and accommodation	-	-	50,567
Insurance	10,573	-	18,003
Office	-	-	71,872
Consultant	324,341	672,138	-
Rent	9,632	-	14,599
Supplies	33,477	-	62,172
Other	-	-	729
Total	$805,369	$672,138	$341,239

14.       Capital risk management

The capital of the Company includes equity, which is comprised of issued common capital stock, additional paid-in capital, and accumulated deficit. The Company's objective when managing its capital is to safeguard the ability to continue as a going concern in order to provide returns for its shareholders, and other stakeholders and to maintain a strong capital base to support the Company's core activities.

F-21

ZoMedica Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(in United States dollars)

15.       Loss per share

For the period ended December 31, 2015

Numerator
Net loss for the period	$1,820,536
Denominator
Weighted average shares - basic	46,230,790
Stock options	-
Denominator for diluted loss per share	46,230,790

Loss per share - basic and diluted	$0.04

For the above-mentioned period, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted loss per share in the period presented, as their effect would have been anti-dilutive.

16.        Related party transactions and key management compensation

During the period ended December 31, 2015, the Company incurred the following related party transactions:

•	As described in Note 7, the Company issued 37,343,100 common shares to a director and officer in exchange for contribution of intellectual property and the business concept for gross proceeds of $300,000. The Company measured the transaction based on the fair value of the intellectual property and has expensed these costs in accordance with ASC topic 730.
•	During the period ended December 31, 2015, the Company paid $83,676 in consulting services and issued 2,150,320 common shares for gross proceeds of $240,000 to executive officers for consulting services and salaries. The costs have been recorded under research and development expenses on the statement of operations and comprehensive loss.
•	During the period ended December 31, 2015, the Company paid $43,248 in consulting services and issued 10,105,030 common shares for gross proceeds of $405,000 in shares to consultants who subsequently became employees or shareholders of the Company. The costs have been recorded under professional fees on the statement of operations and comprehensive loss.
•	During the period ended December 31, 2015, the Company issued $7,705 in shares to a director for director fees.
•	As at December 31, 2015, the Company owes $4,713 to a director and executive officer, which is recorded as shareholder loans payable. The loan has no specific repayment terms.

F-22

ZoMedica Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
For the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(in United States dollars)

16.      Related party transactions and key management compensation (continued)

Key management personnel are comprised of the Company’s directors and executive officers. In addition to their salaries, key management personnel also receive stock-based compensation. Key management personnel compensation is as follows:

For the period ended December 31, 2015
Salaries	$104,238
Stock-based compensation	471,705
Total	$575,943

17.       Subsequent events

Subsequent to December 31, 2015, the Company completed the following transactions:

•	ZoMedica authorized and issued 3,500,000 options to employees and key officers of the Company. The options have an exercise price of CDN$0.25, vest immediately on issuance and expire 2 years after the close of the Qualifying Transaction discussed below.
•	On April 21, 2016, Wise Oakwood Ventures Inc. (“WOW”), a corporation existing under the laws of the Province of Alberta, closed its Qualifying Transaction (“Transaction”) with ZoMedica. The Transaction proceeded by way of a three-cornered amalgamation, pursuant to which ZoMedica amalgamated with 9674128 Canada Inc., a wholly-owned subsidiary of WOW formed solely for the purposes of facilitating the Transaction. The amalgamated company changed its name to Zomedica Pharmaceuticals Ltd. and WOW subsequently changed its name to Zomedica Pharmaceuticals Corp. (“Zomedica”). The shares of Zomedica began trading under the new symbol “ZOM” on Monday May 2, 2016 on the TSX Venture Exchange.
•	On June 21, 2016, the Zomedica filed Articles of Amalgamation and vertically amalgamated with its wholly-owned subsidiary, Zomedica Pharmaceuticals Ltd.
•	Zomedica entered into a lease agreement with Wickfield Phoenix LLC effective on August 23, 2016, and prepaid the full outstanding balance of $801,973 on August 26, 2016
•	On August 25, 2016, Zomedica completed the first tranche of a private placement of 3,342,480 common shares at a price of CDN$1.50 per share for gross proceeds of CDN$5,013,720 or $3,875,500.

F-23

Zomedica Pharmaceuticals Corp.

Condensed unaudited interim consolidated financial statements

(Stated in United States Dollars)

For the nine months ended September 30, 2016 and the period from May 14, 2015 (Date of Incorporation) to September 30, 2015

Zomedica Pharmaceuticals Corp.
Condensed unaudited interim consolidated balance sheets
As at September 30, 2016 and December 31, 2015
(Stated in United States dollars)

		September 30,	December 31,
	Note	2016	2015

Assets

Current assets:
Cash and cash equivalents		$3,863,900	$3,243,710
Prepaid expenses and deposits	4	236,003	189,070
Trade and other receivable		12,919	-
		4,112,822	3,432,780

Prepaid expenses and deposits	4	690,373	15,976
Property and equipment	5	290,352	100,561
Intangibles	6	18,610	11,017
		$5,112,157	$3,560,334

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued liabilities		$468,906	$141,576
Shareholder loans payable	13	6,726	4,713
		475,632	146,289

Shareholders' equity:
Capital stock
Authorized
Unlimited common shares without par value
Issued and outstanding
83,173,196 common shares (2015 - 77,370,716)	7	9,337,266	5,214,691
Additional paid-in capital	8	158,266	19,890
Accumulated deficit		(4,859,007)	(1,820,536)
		4,636,525	3,414,045

		$5,112,157	$3,560,334

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

Zomedica Pharmaceuticals Corp.
Condensed unaudited interim consolidated statements of operations and comprehensive loss
For the nine months ended September 30, 2016 and the period from May 14, 2015 (Date of Incorporation) to September 30, 2015
(Stated in United States dollars)

		Nine months ended September 30,	Period from May 14, 2015 (Date of Incorporation) to September 30,
	Note	2016	2015

Expenses:
Research and development	10	$941,016	$464,212
General and administrative	10	1,126,028	153,269
Professional fees	10	659,144	499,070
Listing expenses	14	278,999	-
Amortization	6	2,018	286
Depreciation	5	27,287	1,832
Loss from operations		3,034,492	1,118,669
Foreign exchange loss		3,979	-
Loss before income taxes		3,038,471	1,118,669
Income tax expense		-	-
Net loss and comprehensive loss		$3,038,471	$1,118,669

Weighted average number of common shares	12	79,140,239	39,869,587

Loss per share - basic and diluted	12	$(0.04)	$(0.03)

Nature of operations (Note 1)

Commitments and contingencies (Note 9)

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

Zomedica Pharmaceuticals Corp.
Condensed unaudited interim consolidated statements of shareholders’ equity (deficiency)
For the nine months ended September 30, 2016 and the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
(Stated in United States dollars)

	Note	Number of common shares	Capital stock	Additional paid-in capital	Accumulated deficit	Total

Balance at May 14, 2015		-	-	-	-	-
Issuance of shares	7	64,915,366	$4,561,986	-	-	$4,561,986
Shares issued for services	7	12,255,350	652,705	-	-	652,705
Options issued for services		-	-	19,890	-	19,890
Net loss for the period					(1,820,536)	(1,820,536)
Balance at December 31, 2015		77,170,716	$5,214,691	$19,890	$(1,820,536)	$3,414,045

Balance at December 31, 2015		77,370,716	$5,214,691	$19,890	$(1,820,536)	$3,414,045
Share issuance due to amalgamation, net of cost	7	1,900,000	196,534	-	-	196,534
Share issuance for financing, net of cost		3,342,480	3,864,863	-	-	3,864,863
Share issuance for services	7	80,000	15,741	-	-	15,741
Stock-based compensation	8	-	-	148,390	-	148,390
Shares issued due to exercise of options	8	480,000	45,437	(10,014)	-	35,423
Net loss for the period		-	-	-	(3,038,471)	(3,038,471)
Balance at September 30, 2016		83,173,196	$9,337,266	$158,266	$(4,859,007)	$4,636,525

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

Zomedica Pharmaceuticals Corp.
Condensed unaudited interim consolidated statements of cash flows
For the nine months ended September 30, 2016 and the period from May 14, 2015 (Date of Incorporation) to September 30, 2015
(Stated in United States dollars)

		Nine months ended September 30,	Period from May 14, 2015 (Date of Incorporation) to September 30,
	Note	2016	2015

Cash flows used in operating activities:
Net loss for the period		$(3,038,471)	$(1,118,669)
Adjustments for
Depreciation	5	27,287	1,832
Amortization	6	2,018	286
Stock-based compensation	8	148,390	19,890
Shares issued for professional fees	7	15,741	732,705
Listing expenses	14	278,999	-
Change in non-cash operating working capital
Prepaid expenses and deposits	4	(786,140)	(139,952)
Other receivable		(15,029)	-
Accounts payable and accrued liabilities		287,083	295,040
		(3,080,122)	(208,868)

Cash flows from financing activities:
Repayments (advances) of shareholder loan	13	2,013	-
Cash received in amalgamation	14	108,966	-
Cash received for shares issued		3,875,500	190,000
Cash received from exercise of stock options		35,422	-
Proceeds from investor deposits		-	212,155
Cash paid for stock issuance cost	7,14	(94,900)	-
		3,927,001	402,155

Cash flows used in investing activities:
Investment in intangibles	6	(9,611)	(5,144)
Investment in property and equipment	5	(217,078)	(69,504)
		(226,689)	(74,648)

Increase in cash and cash equivalents		620,190	118,639

Cash and cash equivalents, beginning of period		3,243,710	-

Cash and cash equivalents, end of period		$3,863,900	$118,639

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

Zomedica Pharmaceuticals Corp.
Notes to the condensed unaudited interim consolidated financial statements
For the nine months ended September 30, 2016 and the period from May 14, 2015 (Date of Incorporation) to September 30, 2015
(Stated in United States dollars)

1.	Nature of operations

Zomedica Pharmaceuticals Corp. (the “Company”) was incorporated on January 7, 2013 under the Alberta Business Corporations Act as Wise Oakwood Ventures Inc. (“WOW”) and was classified as a capital pool company, as defined in Policy 2.4 of the TSX Venture Exchange.

On April 21, 2016, the Company closed its qualifying transaction (“Transaction”) with ZoMedica Pharmaceuticals Inc. (“ZoMedica”), and filed Articles of Amalgamation and amalgamated with 9674128 Canada Inc. which was wholly-owned by WOW. The amalgamated company changed its name to Zomedica Pharmaceuticals Ltd. and WOW subsequently changed its name to Zomedica Pharmaceuticals Corp. The shares of Zomedica Pharmaceuticals Corp. began trading under the new symbol “ZOM” on Monday May 2, 2016 on the TSX Venture Exchange. On June 21, 2016, the Company filed Articles of Amalgamation and vertically amalgamated with its wholly-owned subsidiary, Zomedica Pharmaceuticals Ltd.

Zomedica has one corporate subsidiary, Zomedica Pharmaceuticals Inc., a Delaware company whose results and operations are included in these condensed consolidated interim financial statements. The Company is a biopharmaceutical company targeting health and wellness solutions for the companion pet through a ground-breaking approach that focuses on the needs of the veterinarians themselves. Zomedica's head office is located at 3928 Varsity Drive, Ann Arbor, MI 48108 and its registered office is located at Suite 1250, 639 – 5th Avenue S.W., Calgary, Alberta T2P 0M9.

Going concern

The condensed unaudited interim consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $3,038,471 for the nine months ended September 30, 2016 (period from May 14, 2015 to September 30, 2015- losses of $1,118,669), and has an accumulated deficit of $4,859,007 as at September 30, 2016 (December 31, 2015 - $1,820,536). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities and loans from related parties. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

These condensed unaudited interim consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying condensed consolidated financial statements. Such adjustments could be material. It is not possible to predict whether the company will be able to raise adequate financing or to ultimately attain profit levels of operations. These conditions indicate the existence of material uncertainties that may cause substantial doubt about the Company’s ability to continue as a going concern. Changes in future conditions could require material write downs of the carrying values.

Zomedica Pharmaceuticals Corp.
Notes to the condensed unaudited interim consolidated financial statements
For the nine months ended September 30, 2016 and the period from May 14, 2015 (Date of Incorporation) to September 30, 2015
(Stated in United States dollars)

2.	Basis of presentation

Basis of consolidation

These condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiary, ZoMedica Pharmaceuticals Inc.

The condensed unaudited interim consolidated financial statements do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”). Accordingly, these condensed unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2015.

These condensed unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as those used by the Company in the annual audited consolidated financial statements for the year ended December 31, 2015. The condensed unaudited interim consolidated financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented. All such adjustments are normal and recurring in nature.

All inter-company accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of the condensed unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the year. Actual results could differ from those estimates.

3.	Significant accounting policies

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of fair value of stock-based compensation; the fair values of financial assets and liabilities; and forecasting future cash flows for assessing the going concern assumption.

a)	Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

b)	Translation of foreign currencies

Transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

The Company’s and subsidiary’s functional currency, as determined by management, is US dollars, which is also the Company’s reporting currency.

Zomedica Pharmaceuticals Corp.
Notes to the condensed unaudited interim consolidated financial statements
For the nine months ended September 30, 2016 and the period from May 14, 2015 (Date of Incorporation) to September 30, 2015
(Stated in United States dollars)

3.	Significant accounting policies (continued)

c)	Stock-based compensation

The Company has a stock-based compensation plan which authorizes the granting of stock options. The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the vesting period of the option. The provisions of the Company's stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity.

Stock-based compensation expense recognized during the period is based on the value of stock-based payment awards that are ultimately expected to vest.

d)	Loss per share

Basic loss per share (“EPS”) is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive.

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase common shares of the Company during the period were not included in the computation of diluted EPS because the Company has incurred a loss for the nine months ended September 30, 2016, as the effect would be anti-dilutive.

e)	Comprehensive loss

The Company follows ASC topic 220. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive loss is net loss plus certain items that are recorded directly to shareholders' equity. The Company currently has no other comprehensive loss items.

f)	Future accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016 the FASB issued ASU No. 2016-08 to clarify the implementation guidance on considerations of whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU No. 2016-10 to clarify guidance on identifying performance obligations and the implementation guidance on licensing. In May 2016, the FASB issued amendments ASU No. 2016-11 and 2016-12 to amend certain aspects of the new revenue guidance (including transition, collectability, noncash consideration and the presentation of sales and other similar taxes) and provided certain practical expedients. The guidance is effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods). Early adoption is permitted but not before the annual reporting period (and interim reporting period) beginning January 1, 2017. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flows.

Zomedica Pharmaceuticals Corp.
Notes to the condensed unaudited interim consolidated financial statements
For the nine months ended September 30, 2016 and the period from May 14, 2015 (Date of Incorporation) to September 30, 2015
(Stated in United States dollars)

3.	Significant accounting policies (continued)

f)	Future accounting pronouncements (continued)

In June 2014, the FASB issued ASU No. 2014-12 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D.2 The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow. In March 2016, the FASB issued new guidance ASU No. 2016-09 which simplifies several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, accounting for forfeitures, and classification on the statement of cash flows. The guidance is effective for reporting periods (including interim periods) beginning after December 15, 2016. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flows.

In 2014, the FASB issued ASU No. 2014-15, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity, which applies to any entity that is an issuer of, or invests in, hybrid financial instruments that are issued in the form of a share. The amendments in ASU No. 2014-16 clarify that an entity must take into account all relevant terms and features when reviewing the nature of the host contract. Additionally, the amendments state that no one term or feature would define the host contract’s economic characteristics and risks. Instead, the economic characteristics and risks of the hybrid financial instrument as a whole would determine the nature of the host contract. ASU No. 2014-16’s amendments will be effective for public business entities for fiscal years, and interim periods within those fiscal years, starting after December 15, 2015, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flows.

In January 2016, the FASB issued ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for operating leases under current GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance.

Zomedica Pharmaceuticals Corp.
Notes to the condensed unaudited interim consolidated financial statements
For the nine months ended September 30, 2016 and the period from May 14, 2015 (Date of Incorporation) to September 30, 2015
(Stated in United States dollars)

3.	Significant accounting policies (continued)

f)	Future accounting pronouncements (continued)

Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early application is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the Statement of Cash Flows. ASU 2016-15 will be effective on May 1, 2018, and will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

4.	Prepaid rent

The Company entered into a lease agreement with Wickfield Phoenix LLC effective on August 23, 2016. The Company prepaid the full outstanding balance of $801,973 on August 26, 2016 and has recorded the prepaid rent due within a year as current.

5.	Property and equipment

	Computer equipment	Furniture and equipment	Laboratory equipment	Leasehold improvements	Total
Cost
Balance at May 14, 2015	-	-	-	-	-
Additions	$54,685	$7,364	$32,665	$14,735	$109,449
Dispositions	(2,890)	-	-	-	(2,890)
Balance at December 31, 2015	51,795	7,364	32,665	14,735	106,559
Additions	7,108	-	205,470	4,500	217,078
Balance at September 30, 2016	58,903	7,364	238,135	19,235	323,637

Accumulated depreciation
Balance at May 14, 2015	-	-	-	-	-
Depreciation	3,163	438	1,578	819	5,998
Balance at December 31, 2015	3,163	438	1,578	819	5,998
Depreciation	7,771	789	16,409	2,318	27,287
Balance at September 30, 2016	10,934	1,227	17,987	3,137	33,285

Net book value as at:
December 31, 2015	$48,632	$6,926	$31,087	$13,916	$100,561
September 30, 2016	$47,969	$6,137	$220,148	$16,098	$290,352

Zomedica Pharmaceuticals Corp.
Notes to the condensed unaudited interim consolidated financial statements
For the nine months ended September 30, 2016 and the period from May 14, 2015 (Date of Incorporation) to September 30, 2015
(Stated in United States dollars)

6.	Intangible assets

	Computer software	Trademarks	Total
Cost
Balance at May 14, 2015	-	-	-
Additions	$5,143	$6,625	$11,768
Balance at December 31, 2015	5,143	6,625	11,768
Additions	-	9,611	9,611
Balance at September 30, 2016	5,143	16,236	21,379

Accumulated amortization
Balance at May 14, 2015	-	-	-
Amortization	714	37	751
Balance at December 31, 2015	714	37	751
Amortization	1,286	732	2,018
Balance at September 30, 2016	2,000	769	2,769

Net book value as at:
December 31, 2015	$4,429	$6,588	$11,017
September 30, 2016	$3,143	$15,467	$18,610

7.	Capital stock

The Company is authorized to issue an unlimited number of common shares, all without par value.

Issued and outstanding common shares:

	Number of
	common	Capital
	shares	stock

Balance at inception	-	$-
Shares issued for intellectual property	37,343,100	300,000
Shares issued for services	12,455,350	652,705
Shares issued for cash	27,572,266	4,261,986
Balance at December 31, 2015	77,370,716	5,214,691
Shares issued to effect the reverse takeover, net of cost (Note 14)	1,900,000	196,534
Shares issued due to option exercises related to amalgamation (Note 8)	80,000	22,058
Shares issued to Everfront Capital Corp	80,000	15,741
Shares issued for financing, net of cost	3,342,480	3,864,863
Shares issued due to exercise of options (Note 8)	400,000	23,379
Balance at September 30, 2016	83,173,196	$9,337,266

During the nine months ended September 30, 2016, the Company issued 3,342,480 common shares for gross proceeds of $3,875,500. The Company recorded $10,637 of share issuance costs as an offset to capital stock.

Shares issued for services were recorded based on the value of the shares based on the Company’s most recent financing completed.

Zomedica Pharmaceuticals Corp.
Notes to the condensed unaudited interim consolidated financial statements
For the nine months ended September 30, 2016 and the period from May 14, 2015 (Date of Incorporation) to September 30, 2015
(Stated in United States dollars)

8.	Stock-based compensation

During the nine months ended September 30, 2016, the Company initiated a stock option plan which states that the maximum number of shares reserved for issuance upon exercise of stock options is equal to 10% of the Company’s issued and outstanding common shares. As at September 30, 2016, the Company had 4,217,319 common shares reserved for future issuance.

During the nine months ended September 30, 2016, the Company issued 3,500,000 stock options, each option entitling the holder to purchase one common share of the Company. The Company also had 80,000 options deemed to be issued as part of the qualifying transaction disclosed in Note 14. These options were exercised immediately after the close of the qualifying transaction on April 21, 2016. During the three months ended September 30, 2016, 400,000 of options were exercised on July 15, 2016.

The continuity of the issuance of stock options are as follows:

	Number of Options	Weighted Avg Exercise Price (CDN$)
Balance at May 14, 2015	-	-
Options issued	1,000,000	$0.05
Balance at December 31, 2015	1,000,000	0.05
Options issued	3,500,000	0.25
Options deemed to be issued through amalgamation	80,000	0.25
Options exercised on April 21, 2016	(80,000)	0.25
Options exercised on July 15, 2016	(400,000)	0.05
Balance at September 30, 2016	4,100,000	$0.22

As at September 30, 2016, details of the issued stock options are as follows:

Grant date	Exercise price (CDN$)	Number of options	Number of vested options	Weighted Avg Remaining Life (years)
July 31, 2015	$0.05	1,000,000	600,000	3.84
March 28, 2016	$0.25	3,500,000	3,500,000	1.56

The fair value of options granted as well as the deemed issuance of options during the nine months period ended September 30, 2016 was estimated using the Black-Scholes option pricing model to determine the fair value of options granted using the following assumptions:

	March 28, 2016	April 21, 2016
Volatility	63%	63%
Risk-free interest rate	0.56%	1.12%
Expected life	2.06 years	1 year
Dividend yield	0%	0%
Common share price	CDN $0.20	CDN $0.20
Strike price	CDN $0.25	CDN $0.25
Forfeiture rate	nil	nil

Zomedica Pharmaceuticals Corp.
Notes to the condensed unaudited interim consolidated financial statements
For the nine months ended September 30, 2016 and the period from May 14, 2015 (Date of Incorporation) to September 30, 2015
(Stated in United States dollars)

8.	Stock-based compensation (continued)

The Company recorded $148,390 of stock-based compensation for the nine-month period ended September 30, 2016 and $nil for the three-month period ended September 30, 2016. ($ nil – 2015). The Company recorded the cash receipt of $15,423 as capital stock and reclassified $7,956 of stock-based compensation to capital stock due to the exercise of options.

Volatility is determined based on volatilities of comparable companies as the Company does not have sufficient trading history. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options.

The risk-free rate assumed in valuing the options is based on the Canadian treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future. The Company has estimated its stock option forfeitures to be Nil for the three and nine months ended September 30, 2016 (three months ended September 30, 2015 - $Nil)

9.	Commitments and contingencies

Total future annual lease payments for the premises are as follows:

2017	$51,414
2018	34,784
2019 and thereafter	-
Total	$86,198

The Company is also committed to pay $12,663 in annual lease payments until December 31, 2016.

10.	Schedule of expenses

	For the nine months ended September 30,			Period from May 14, 2015 to September 30,
	2016			2015
	Research and	Professional	General and	Research and	Professional	General and
	Development	Fees	Administrative	Development	Fees	Administrative

Salaries, bonus and benefits	$400,167	$-	$696,303	$11,835	$-	$16,343
Business plan development	-	-	-	300,000	-	-
Contracted expenditures	298,401	-	-	-	-	-
Marketing and investor relations	-	-	137,740	-	-	28,080
Travel and accommodation	-	-	48,838	-	-	26,562
Insurance	33,830	-	93,332	-	-	709
Office	9,222	-	104,237	2,231	-	74,351
Consultant	100,291	659,144	23,905	144,341	499,070	-
Rent	14,448	-	21,672	4,816	-	7,224
Supplies	84,656	-	-	989	-	-
Total	$941,016	$659,144	$1,126,028	$464,212	$499,070	$153,269

Zomedica Pharmaceuticals Corp.
Notes to the condensed unaudited interim consolidated financial statements
For the nine months ended September 30, 2016 and the period from May 14, 2015 (Date of Incorporation) to September 30, 2015
(Stated in United States dollars)

11.	Capital risk management

The capital of the Company includes equity, which is comprised of issued common capital stock, additional paid-in capital, and accumulated deficit. The Company's objective when managing its capital is to safeguard the ability to continue as a going concern in order to provide returns for its shareholders, and other stakeholders and to maintain a strong capital base to support the Company's core activities.

12.	Loss per share

	For nine months ended September 30, 2016	Period from May 14, 2015 (Date of Incorporation) to September 30, 2015

Numerator
Net loss for the period	$3,038,471	$1,118,669
Denominator
Weighted average shares - basic	79,140,239	39,869,587
Stock options	-	-
Denominator for diluted loss per share	79,140,239	39,869,587

Loss per share - basic and diluted	$0.04	$0.03

For the above-mentioned period, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted loss per share in the period presented, as their effect would have been anti-dilutive.

13.	Related party transactions and key management compensation

During the nine month period ended September 30, 2016, the Company received $6,726 from a director and executive officer, which was recorded as shareholder loans payable as at September 30, 2016. Key management personnel are comprised of the Company’s directors and executive officers. In addition to their salaries, key management personnel also receive share-based compensation. Key management personnel compensation is as follows:

	For nine months ended September 30,	Period from May 14, 2015 (Date of Incorporation) to September 30,
	2016	2015
Salaries	$648,478	-
Stock-based compensation	117,180	-
Total	$765,658	-

Zomedica Pharmaceuticals Corp.
Notes to the condensed unaudited interim consolidated financial statements
For the nine months ended September 30, 2016 and the period from May 14, 2015 (Date of Incorporation) to September 30, 2015
(Stated in United States dollars)

14.	Reverse takeover

On April 21, 2016, Wise Oakwood Ventures Inc. (“WOW”), a corporation existing under the laws of the Province of Alberta, closed its qualifying transaction with ZoMedica Pharmaceuticals Inc. The transaction proceeded by way of a three-cornered amalgamation, pursuant to which Zomedica Pharmaceuticals Inc. amalgamated with 9674128 Canada Inc., a wholly-owned subsidiary of WOW formed solely for the purposes of facilitating the transaction. The amalgamated company changed its name to Zomedica Pharmaceuticals Ltd. The transaction constituted WOW’s qualifying transaction under TSX Venture Exchange Policy 2.4 – Capital Pool Companies.

In accordance with the approvals of the Company’s shareholders at its annual and special meeting on April 21, 2016, WOW changed its name to Zomedica Pharmaceuticals Corp. and completed the consolidation of its outstanding common shares on a two and one-half (2½) pre-consolidated share for each one (1) post-consolidated share basis. As a result of the transaction, Zomedica Pharmaceuticals Ltd. became a wholly-owned subsidiary of Zomedica Pharmaceuticals Corp. The shares of Zomedica Pharmaceuticals Corp. began trading under the new symbol “ZOM” on Monday May 2, 2016 on the TSX Venture Exchange.

WOW's share capital of CDN $309,589, contributed surplus of CDN $32,467 and deficit of CDN $232,984 were all eliminated and the transaction was accounted for as a reverse takeover. The transaction is the equivalent of the issuance of shares by the resulting company for the net assets and listing status of the non-operating public company.

As part of the transaction, WOW’s previously issued 200,000 stock options were deemed to be converted to 80,000 post consolidation options. These options were exercised immediately after the close of the qualifying transaction as disclosed in Note 7.

	CDN	USD
Deemed issuance of 1,900,000 Zomedica Pharmaceuticals Corp. shares	$475,000	$373,207
Deemed issuance of 80,000 options	2,737	2,058
Total deemed issuance	$477,737	$375,265

Cash	$138,687	$108,966
Prepaid fees	94,778	74,467
Accounts payable and accrued liabilities	(102,485)	(80,522)
Listing expenses	346,757	272,354
	$477,737	$375,265

15.	Vertical amalgamation

On June 21, 2016, Zomedica Pharmaceuticals Corp. amalgamated with Zomedica Pharmaceuticals Ltd. as Zomedica Pharmaceuticals Corp. (the “Amalgamated Corporation”) pursuant to Section 184(1) of the Business Corporation Act (Alberta). As a result of the transaction, Zomedica Pharmaceuticals Inc., a Delaware incorporated has become a wholly-owned subsidiary of the Amalgamated Corporation.

Zomedica Pharmaceuticals Corp.
Notes to the condensed unaudited interim consolidated financial statements
For the nine months ended September 30, 2016 and the period from May 14, 2015 (Date of Incorporation) to September 30, 2015
(Stated in United States dollars)

16. Financial instruments

(a)	Fair values

The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(i)	The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options.

An increase/decrease in the volatility would have resulted in an increase/decrease in the fair value of the options.

The carrying values of cash, trade and other receivable, accounts payable and accrued liabilities and shareholder loans payable approximates their fair values because of the short-term nature of these instruments.

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and cash equivalents, due to related parties due to the short-term nature of these balances.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)	Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Zomedica Pharmaceuticals Corp.
Notes to the condensed unaudited interim consolidated financial statements
For the nine months ended September 30, 2016 and the period from May 14, 2015 (Date of Incorporation) to September 30, 2015
(Stated in United States dollars)

16.	Financial instruments (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at September 30, 2016:

					September 30, 2016
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year	Total

Third parties
Accounts payable and accrued liabilities	$468,906	-	-	-	-	$468,906
Related parties
Shareholder's loan payable	6,726	-	-	-	-	6,726
	$475,632	-	-	-	-	$475,632

17.	Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development targeting health and wellness solutions for the companion pet. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for loss for the period, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in the United States of America (“US”).

	September 30,	December 31,
	2016	2015

Total assets
Canada	$703,224	$1,486,895
US	4,408,933	2,073,439

Total property and equipment
US	$290,352	$100,561

68,252,773 Common Shares

Zomedica Pharmaceuticals Corp.

PROSPECTUS

 , 20

PART II

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions to be paid by us in connection with the sale of the common shares being registered hereby. All amounts are estimates except for the United States Securities and Exchange Commission, or SEC, registration fee.

SEC registration fee	$	*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Total	$	*
*To be completed by amendment

Item 14. Indemnification of Directors and Officers

Under the Business Corporations Act (Alberta), or ABCA, except in respect of an action by or on behalf of the company to procure a judgment in its favor, we may indemnify a director or officer of the company, a former director or officer of the company or a person who acts or acted at the company’s request as a director or officer of a body corporate of which the company is or was a shareholder or creditor, and the director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal or administrative action or proceeding to which the director or officer is made a party by reason of being or having been a director or officer of that company or body corporate, if:

(a)	the director or officer acted honestly and in good faith with a view to the best interests of the company, and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

The ABCA further provides that we may, with the approval of a court, indemnify any of the aforementioned persons in respect of an action by or on behalf of the company to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the company, against all costs, charges and expenses reasonably incurred by the person in connection with the action if the person fulfils the conditions set out paragraphs (a) and (b) above.

In addition, a director or officer of the company, a former director or officer of the company or a person who acts or acted at the company’s request as a director or officer of a body corporate of which the company is or was a shareholder or creditor, and the director’s or officer’s heirs and legal representatives is entitled under the ABCA to indemnity from the company in respect of all costs, charges and expenses reasonably incurred by the person in connection with the defence of any civil, criminal or administrative action or proceeding to which the person is made a party by reason of being or having been a director or officer of the company or body corporate, if the person seeking indemnity:

(i)	was substantially successful on the merits in the person’s defence of the action or proceeding,

(ii)	fulfils the conditions set out in paragraphs (a) and (b) above, and

(iii)	is fairly and reasonably entitled to indemnity.

The ABCA provides that we may advance funds to a person in order to defray the costs, charges and expenses of a proceeding referred to above, but if the person does not meet the conditions of paragraphs (i), (ii) and (iii) above he or she shall repay the funds advanced.

In accordance with the ABCA, we may purchase and maintain insurance for the benefit of any director or officer of the company, a former director or officer of the company or a person who acts or acted at the company’s request as a director or officer of a body corporate of which the company is or was a shareholder or creditor, and the director’s or officer’s heirs and legal representatives against any liability incurred by the person:

(a)	in the person’s capacity as a director or officer of the company, except when the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the company; or

(b)	in the person’s capacity as a director or officer of another body corporate if the person acts or acted in that capacity at the company’s request, except when the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the body corporate.

In addition to the foregoing provisions of the ABCA, our by-laws require us to indemnify each of our directors, officers, former directors and officers and persons who act or acted at our request as a director or officer, or in a similar capacity, of a body corporate of which the company is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which the individual is made a party by reason of being or having been a director of officer of us or such body corporate, provided that he:

•	acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our by-laws authorize us, with the approval of our board of directors, to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer of another entity, against any liability incurred by him or her. We currently maintain insurance policies in the amount of $3.75 million per covered person.

The employment agreements for our chief financial officer, Shameze Rampertab and our chief executive officer, Gerald Solensky contain an indemnification provision pursuant to which we agree to indemnify, hold harmless and pay advancements on any expenses either officer may sustain before or after termination in relation to our affairs and his duties as an officer or director of us to the maximum extent allowed under Alberta law.

Item 15. Recent Sales of Unregistered Securities

Shares issued by Zomedica Pharmaceuticals Corp. (formerly Wise Oakwood Ventures Inc.)

On August 25, 2016, we issued 3,342,480 common shares of Zomedica Pharmaceuticals Corp. at an ascribed price of $1.13 for aggregate consideration of $3,777,002. All of the foregoing common shares that were issued in the United States or to “U.S. persons” (as both such terms are defined in Regulation S under the Securities Act, or Regulation S) were issued in reliance upon Rule 506(b) of Regulation D, solely to “accredited investors” as such term is defined in Rule 501(a) of Regulation D.

On August 15, 2016, we issued 400,000 common shares of Zomedica Pharmaceuticals Corp. at an ascribed price of $0.04 upon exercise of outstanding stock options for aggregate consideration of $15,038. None of the foregoing common shares were issued in the United States or to “U.S. persons” (as both such terms are defined in Regulation S under the Securities Act, or Regulation S).

On April 21, 2016, we issued 100,000 common shares of Zomedica Pharmaceuticals Corp. at a price of $0.19 upon exercise of previously issued broker warrants for aggregate consideration of $18,797. None of the foregoing common shares were issued in the United States or to “U.S. persons” (as both such terms are defined in Regulation S).

On April 21, 2016, we issued 80,000 common shares of Zomedica Pharmaceuticals Corp. at a price of $0.19 upon exercise of stock options by outgoing directors and officers for aggregate consideration of $15,038. None of the foregoing common shares were issued in the United States or to “U.S. persons” (as both such terms are defined in Regulation S).

On April 21, 2016, we issued 80,000 common shares of Zomedica Pharmaceuticals Corp. at a price of $0.19 as payment of advisory fees upon completion of our Qualifying Transaction for aggregate consideration of $15,038. None of the foregoing common shares were issued in the United States or to “U.S. persons” (as both such terms are defined in Regulation S).

On April 21, 2016, we issued 77,370,716 common shares of Zomedica Pharmaceuticals Corp. at a ascribed price of $0.19 to the holders of all of the common shares of ZoMedica Pharmaceuticals Inc. as consideration payable pursuant to the Qualifying Transaction for aggregate ascribed consideration of $14,543,368. All of the foregoing common shares that were issued in the United States or to “U.S. persons” (as both such terms are defined in Regulation S) were issued in reliance upon Section 4(a)(2) under the Securities Act, solely to “accredited investors,” as such term is defined in Rule 501(a) of Regulation D.

On March 28, 2016, we entered into an option agreement granting Mr. Rampertab immediately exercisable stock options to purchase 300,000 of our common shares, at a per share exercise price of $0.19. These options expire two years from the date of our Qualifying Transaction, or April 21, 2018. Pursuant to Mr. Rampertab’s employment agreement, any options granted to him will be subject to accelerated vesting upon a change of control, a resolution of our board in anticipation of a change of control or our termination without cause or constructive termination of Mr. Rampertab’s employment.

On March 28, 2016, we entered into an option agreement granting Dr. Morley immediately exercisable stock options to purchase 1,100,000 of our common shares, at a per share exercise price of $0.19. These options expire two years from the date of our Qualifying Transaction, or April 21, 2018.

On March 28, 2016, we entered into an option agreement granting Dr. MacArthur immediately exercisable stock options to purchase 900,000 of our common shares, at a per share exercise price of $0.19. These options expire two years from the date of our Qualifying Transaction, or April 21, 2018.

In addition to the aforementioned stock options that were granted to Dr. MacArthur, Mr. Rampertab and Dr. Morley (options to purchase an aggregate total of 2,300,000 common shares) on March 28, 2016, we also entered into option agreements with other employees and consultants granting such optionees immediately exercisable stock options to purchase an aggregate of 1,200,000 of our common shares, at a per share exercise price of $0.19. These options expire two years from the date of our Qualifying Transaction, or April 21, 2018.

Shares issued by ZoMedica Pharmaceuticals Inc. (prior to completion of the Qualifying Transaction)

On December 22, 2015, ZoMedica Inc. issued 23,863,446 of its common shares at an ascribed price of $0.19, the consideration for which consisted of cash payments and prior services provided for aggregate ascribed consideration of $4,485,611. All of the foregoing common shares that were issued in the United States or to “U.S. persons” (as both such terms are defined in Regulation S) were issued in reliance upon Rule 506(b) of Regulation D, solely to “accredited investors,” as such term is defined in Rule 501(a) of Regulation D.

On July 31, 2015, ZoMedica Inc. issued 16,164,170 of its common shares at an ascribed price of $0.04, the consideration for which consisted of cash payments and prior services provided for aggregate ascribed consideration of $607,676. All of the foregoing common shares that were issued in the United States or to “U.S. persons” (as both such terms are defined in Regulation S under the Securities Act, or Regulation S) were issued in reliance upon Section 4(a)(2) under the Securities Act, solely to “accredited investors,” as such term is defined in Rule 501(a) of Regulation D.

On May 31, 2015, ZoMedica Inc. issued 37,343,100 of its common shares at an ascribed price of $0.01 as consideration for certain intellectual property for aggregate ascribed consideration of $280,775. The foregoing common shares were issued in the United States or to “U.S. persons” (as both such terms are defined in Regulation S under the Securities Act, or Regulation S) in reliance upon Section 4(a)(2) under the Securities Act, solely to “accredited investors,” as such term is defined in Rule 501(a) of Regulation D.

On July 31, 2015, we entered into an option agreement granting a consultant immediately exercisable options to purchase 1,100,000 of our common shares, at a per share exercise price of $0.04. These options expire on the date that is five years from the date of grant, or July 31, 2020.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedule

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of                   on                  , 20   .

ZOMEDICA PHARMACEUTICALS CORP.

By:
	Name:	Gerald Solensky Jr.
	Title:	Chairman of the Board, President and Chief Executive Officer

Each person whose signature appears below constitutes and appoints Gerald Solensky Jr. and Shameze Rampertab and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act and to file the same, with all exhibits thereto and all other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their, his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on _____________, 20 .

Signature	Title	Date

Gerald Solensky Jr.	Chairman of the Board, President, Chief Executive Officer	, 20
(principal executive officer)

Shameze Rampertab	Chief Financial Officer, Corporate Secretary and Director	, 20
(principal financial and accounting officer)

William MacArthur	Chief Medical Officer and Director	, 20

James LeBar	Director	, 20

Rodney Williams	Director	, 20

Jeffrey Rowe	Director	, 20

Thomas Robitaille	Director	, 20

Jane Eagleson	Director	, 20

EXHIBIT INDEX

Exhibit Number	Description

3.1	Articles of Amalgamation of Zomedica Pharmaceuticals Corp.
3.2	By-Law No. 1 of Wise Oakwood Ventures Inc.
3.3	Certificate of Amendment and Registration of Restated Articles of Zomedica Pharmaceuticals Corp.
3.4	Certificate of Amalgamation of Zomedica Pharmaceuticals Corp.
4.1	Form of Certificate for Common Shares
5.1*	Opinion of Tingle Merrett LLP
10.1	Amalgamation Agreement by and among Wise Oakwood Ventures Inc., 9674128 Canada Inc. and ZoMedica Pharmaceuticals Inc., dated March 30, 2016
10.2*#	CTX Agreement
10.3	Executive Employment Agreement between Zomedica Pharmaceuticals Corp. and Gerald Solensky Jr.
10.4	Executive Employment Agreement between Zomedica Pharmaceuticals Corp. and Shameze Rampertab
10.5	Amendment No. 1 to Executive Employment Agreement between Zomedica Pharmaceuticals Corp. and Shameze Rampertab
10.6	Employment Agreement between ZoMedica Pharmaceuticals, Inc. and Stephanie Morley (including Addendum)
10.7	Employment Agreement between ZoMedica Pharmaceuticals, Inc. and William MacArthur (including Addendum)
10.8	Lease Agreement for 3928 Varsity Drive, Ann Arbor MI 48108
10.9	Lease Agreement for 100 Phoenix Drive, Ann Arbor MI 48108
10.10+	Stock Option Plan
10.11*	Form of Indemnification Agreement
10.12	Form of Subscription Agreement
10.13	CPC Escrow Agreement, dated April 8, 2013
10.14	Value Security Escrow Agreement, dated April 21, 2016
21.1	List of Subsidiaries
23.1*	Consent of MNP LLP
23.2*	Consent of Tingle Merrett LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page to this Registration Statement)

*	To be filed by amendment.
#	The registrant intends to seek confidential treatment with respect to certain portions of this exhibit.
+	Indicates management contract or compensatory plan.